Exhibit 99.1

Itaú Unibanco Holding S.A.

2016
General Stockholders' Meeting Manual

Itaú

Annual and Extraordinary General Meetings
April 27, 2016

Time: 03:00 pm
Location: Headquarter's auditorium, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Guajuviras Floor, in São Paulo (SP)

Index

1. Message from the Chairman of the Board of Directors	03
2. Introduction	04
3. Executive Officers’ Comments	04
4. Information on Stockholder’s Meetings	04
5. Convening Notice	07
6. Annual and Extraordinary General Meeting to be held at 03:00 pm	08
Annual General Meeting
1. Balance Sheets, other Financial Statements and Accompanying Notes	08
2. Allocation of Net Income for 2015	08
3. Definition of the number of members of the Board of Directors and election of the members of the Board of Directors and the Fiscal Council	08
4. Definition of the amount allocated to the overall compensation of the members of Company’s Board of Officers and Board of Directors, as well as the compansation of the members of Fiscal Council	09
Extraordinary General Meeting
1. Cancellation of preferred shares	09
2. Amendment to the Bylaws	09
3. Consolidation of the Bylaws	10
ATTACHMENT I - Proxy Templates	12
A - Proxy Template for Holders of Common Shares	12
B - Proxy Template for Holders of Preferred Shares	16
C - Proxy Template for Attorneys-In-Fact Provided by the Company for the annual Stockholders’ Meetings (for Holders of Common Shares)	17
D- Proxy Template for Attorneys-In-Fact Provided by the Company for Each of the Stockholders’ Meeting (for Holders of Preferred Shares)	22
E - Information for Attachment 23 of CVM Instruction 481/09	24
ATTACHMENT II - Item 10 of the CVM Instruction 480/09 Attachment 24	27
ATTACHMENT III - Attachment 9-1-II of the CVM Instruction 481/09	57
ATTACHMENT IV - Items 12.5 to 12.10 of the CVM Instruction 480/09 Attachment 24	62
ATTACHMENT V - Item 13 of the CVM Instruction 480/09 Attachment 24	84
ATTACHMENT VI - Proposal to Amend the Company’s Bylaws	107

Itaú Unibanco Holding S.A. 1. Message from the Chairman of the Board of Directors São Paulo, March 24, 2016

Dear Stockholders,

In the last years, our institution was able to generate consistent results at levels that increasingly outdid the performance of previous records. In addition to the quality of our teams that worked at a unique corporate culture driven environment based on meritocracy, this development may be explained by strategic decisions proven right to the point, such as strong technology investments, our adequate appetite for risk in increasingly challenging scenarios, diversified sources of income, focus on service provision and a strong-willed search for higher management efficiency. Accordingly, Itaú Unibanco’s net income amounted to R$13.6 billion in 2012, R$15.7 billion in 2013, R$20.2 billion in 2014, and R$23.4 billion in 2015, thus showing that the strategies adopted were adequate, even under rather volatile macro-economic circumstances.

In spite of a substantial reduction in Brazil’s GDP in 2015 and a new massive fall expected for this year, we continue to invest and carry out changes in our bank to make it increasingly simpler, easier to understand and able to serve clients with quality and whenever they need it most. Accordingly, we expanded the number of digital branches and developed new channels for our millions of clients, such as applications and communications tools for the most diverse interfaces. Noteworthy is the opening of our new Data Center in 2015, a more energy efficient center able to increase our processing capacity 25 fold.

We also carried out significant advancements in connection with our institution’s corporate culture by revisiting our Way of Making it Happen, with the purpose of reinforcing attitudes that will be defining in the present moment of our history and ought to guide the actions of all of us in face of new arising challenges. Among other things, the attitudes of our Way of Making it Happen seek to establish high standards we must adopt in our relationships with clients, employees, stockholders, competitors, suppliers, the government and society in general. These attitudes reflect the way we intend to proceed towards our vision: being the leading bank in sustainable performance and client satisfaction.

Early 2015 we announced a significant change in our management structure, which is now composed of three general directors and two vice-presidents. In addition to making the organization ready for the succession process of our CEO, Mr. Roberto Setubal, with this new governance, our decision making became more standardized and expeditious, and we could create more synergy among teams, as well as improve the internal dialogue.

In the international front, we achieved all regulatory approvals required for the merger between Itaú Chile and Corpbanca, which is scheduled for the first half of 2016. This operation reaffirms the bank’s regionalization strategy, since it will create one of the most important financial institutions in Latin America.

We expanded our repurchases of preferred shares in the capital markets – and, in line with this strategy, the Board of Directors resolved to propose, for this Stockholders’ Meeting, the cancellation of 100 million treasury shares, assuring stockholders an increased stake in the institution’s earnings per share. These repurchases are also important to optimize the bank’s use of capital and make shares available for our executive’s long-term compensation programs.

We invite our stockholders to read this manual, which details the agenda to be addressed in the General Meetings of Itaú Unibanco Holding to be held on April 27, 2016. For the fifth consecutive year, we are making an electronic voting platform available, which main purpose is to encourage and make the participation of stockholders in the Meeting easier. We were the first financial institution to offer this mechanism in Brazil, which enables our thousands of stockholders to provide voting instructions by an electronic proxy, in advance, from anywhere in the world, without the need to attend the Meeting in person. The ultimate purpose remains unchanged: increase and strengthen our Corporate Governance, as well as continually increase the dialogue with our thousands of stockholders.

I wish you all a good meeting.

Yours faithfully,

Pedro Moreira Salles

Chairman of the Board of Directors

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2.  Introduction

Stockholders’ Meetings are an important instrument for our Stockholders to take part in the decisions that establish, among others, the management of Itaú Unibanco S.A. (“Itaú Unibanco”, “Company”, “Issuer”, “Corporation” or “Organization”) and, therefore, how the business of the Company and its controlled companies is conducted. On April 27, Itaú Unibanco’s Stockholders may vote on issues that are essential for the Organization. Stockholders who hold ITUB3 shares (common shares) may vote on, among other issues, the cancellation of preferred shares held in treasury, the election of members to the Company’s Board of Directors and the Fiscal Council, and the allocation of the net income earned in 2015. Stockholders who hold ITUB4 shares (preferred shares) may vote on the election of members to the Fiscal Council nominated by preferred stockholders. The convening notice included in item 5 hereof describes the matters to be resolved on the Meetings.

Stockholder have the following options to take part in these meetings:

• In person

Stockholders should attend the meeting on April 27, 2016, in the Auditorium of the Centro Empresarial Itaú Unibanco, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walter Moreira Salles, Piso Guajuviras, in São Paulo, at 3:00 p.m., bearing their identity document.

• By proxy

Physical proxy: in this case, Stockholders should legally authorize someone to vote according to their voting instructions. Itaú Unibanco will make three (3) attorneys-in-fact available, who will vote in person in strict accordance with the Stockholders’ guidance. The proxy templates to be used by the Stockholders who opt for this type of attendance may be found in Attachment I hereto.

Electronic proxy: to expand the attendance channels of Stockholders at the Meetings, and in line with the best corporate governance practices, for the fifth consecutive year Itaú Unibanco will make an electronic environment available so that Stockholders may cast their votes remotely. This platform may be accessed through the Investor Relations website “www.itau.com.br/relacoes-com-investidores”, on the “2016 Digital Meeting” banner. In the event a Stockholder opts for this attendance channel, a digitally signed proxy will be generated to authorize the attorneys-in-fact nominated by the Company to vote in accordance with the Stockholder’s instructions in the electronic platform.

Item 4 of this document comprises detailed information for the Stockholders’ attendance at said Meetings.

All important information for attendance at the Company’s Meetings is included in this document, such as the data related to the cancellation of preferred shares held in treasury, the economic and financial performance of Itaú Unibanco Holding in the 2015 fiscal year, an introduction with the résumés of the applicants for the Board of Directors and Fiscal Council, the proposal for allocation of net income, the proposal for amendment to the Bylaws, as well as a description of the Company’s management compensation.

For additional information on the Company and its controlled companies, please visit the Investor Relations website (www.itau.com.br/ investor-relations).

3.  Executive Officers’ Comments

The Executive Officers’ Comments in the form specified in Item 10 of Attachment 24 to CVM Instruction 480/09 is found as Attachment II hereto.

4.  Information on Stockholders’ Meetings

Date

Pursuant to Article 132 of Law No. 6,404/76 (“Brazilian Corporate Law”), corporations should hold the Annual Stockholders’ Meeting within four (4) months after the end of the fiscal year. Itaú Unibanco Holding’s fiscal year starts on January 1 and ends on December 31 of each year. Accordingly, the Company should hold the Annual Stockholders’ Meeting until April 30. This year the Annual Stockholders’ Meeting will be held on April 27.

Opening Quorum

The Annual Stockholders´ Meeting shall be declared open on first call, with the attendance of Stockholders representing at least one-fourth (1/4) of voting capital (common shares), in accordance with Article 125, head provision, of the Brazilian Corporate Law.

Amendments to the Bylaws shall be resolved on at an Extraordinary Stockholders’ Meeting, which shall be declared open on first call with the attendance of Stockholders representing at least two thirds (2/3) of the voting capital (common shares), pursuant to Article 135, head provision, of the Brazilian Corporate Law.

We clarify that in case of insufficient quorum to open the aforementioned Meetings on first call, a new call by convening notice will be disclosed on a timely basis, and the meeting shall be held at least eight (8) days after a new convening notice is published, pursuant to Article 124, paragraph 1, II, of the Brazilian Corporate Law. These Meetings shall be opened on second call with any number of common Stockholders.

Venue

The Stockholders’ Meetings shall be held at the Auditorium of the Centro Empresarial Itaú Unibanco, at 3:00 p.m., at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, São Paulo (SP). With a view to organizing entry, please note that admission of Stockholders to the Company’s head office will be permitted from 2:00 p.m. onwards.

Convening Notice

The Convening Notice included in item 5 hereof shall be published on March 25, 29 and 30, 2016 in the Official Gazette of the State of São Paulo (Diário Oficial do Estado de São Paulo) and on March 28, 29 and 30, 2016, in the Valor Econômico newspaper, being also available on the Investor Relations website (www.itau.com.br/investor-relations).

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Documents Available to Stockholders

The Management Report on the business and major administrative facts of the year, a copy of the financial statements prepared in accordance with Brazilian accounting practices (BRGAAP), the report of Independent Auditors, the opinion of the Fiscal Council and a copy of the summary of the Audit Committee Report were published on February 17, 2016 in the Valor Econômico newspaper (pages E5 to E19) and in the Official Gazette of the State of São Paulo (Diário Oficial do Estado de São Paulo) (pages 5 to 35). Additionally, the financial statements prepared under the international financial reporting standards (IFRS) were also made available by the Company on February 2, 2016 through the Periodic Information System (IPE) of the CVM, and on the Investor Relations website (www.itau.com.br/investor-relations).

In order to divulge the matters to be resolved in the Stockholders’ Meetings, the information listed in article 9 of CVM Instruction No. 481/09, which is attached hereto, will also be made available by the Company through the Periodic Information System (IPE) of the CVM, and on the Investor Relations website (www.itau.com.br/investor-relations), “Financial Information”, “CVM Filings”.

Proxies

In order to assist the Stockholders represented by attorneys-in-fact who decide to take part in the Meetings, we present the Attachments: I – A “Proxy Template for Holders of Common Shares”; and I – B “Proxy Template for Holders of Preferred Shares”:

Alternatively, the Company shall make available three (3) attorneys-in-fact suited to represent the Stockholder at each Meeting, who shall vote in strict accordance with the voting guidance given by the Stockholder, as shown in Attachment I - C “Proxy Template for attorneys-in-fact provided by the company for each of the Stockholders´ Meetings” (for Holders of Common Shares), and Attachment I – D “Proxy Template for attorneys-in-fact provided by the company for the Annual of the Stockholders´ Meetings” (for Holders of Preferred Shares). Information on the proxy request, pursuant to Attachment 23 to CVM Instruction No. 481/09, is included in Attachment I – E hereto.

In order to facilitate the works at the Stockholders´ Meetings, the Company suggests that Stockholders represented by attorneys-in-fact send a copy of the proxy pursuant to the aforementioned templates and other documents listed in the Convening Notice by mail or messenger up to 12:00 a.m. of April 25, 2016 to:

Itaú Unibanco - Gerência Paralegal de Assuntos Corporativos

Praça Alfredo Egydio de Souza Aranha, 100,

Torre Conceição, Piso Metrô - Parque Jabaquara

São Paulo (SP) - CEP 04344-902

or email to drinvest@itau-unibanco.com.br.

At last, in order to encourage the attendance of Stockholders at the Stockholders’ Meetings, the Company made available an electronic environment that may be accessed through the Investor Relations website (www.itau.com.br/relacoes-com-investidores), on the “2016 Digital Meeting” banner, by which Stockholders may grant an online proxy for representation purposes at the Stockholders´ Meetings, as described below.

To register, Stockholders shall access the electronic platform, as described above, click on item “Register” and fill out the registration form. Upon completing this procedure, the Stockholder will receive, via the email appointed in the registration form, a message to validate the registration carried out in the electronic platform.

After this procedure, the steps described below should be followed by the Stockholder:

For Brazilian Stockholders:

1) The Stockholder should have a valid Digital Certificate or e-CPF (if he/she is an individual) / e-CNPJ (if it is a legal entity). In the event the Stockholder already has one of these certificates, he/she/it will proceed as detailed in item 2 below. If the Stockholders is an individual that does not have a Digital Certificate, he/she may request it clicking on “Access the System” and then on “Do you want to issue a Private Digital Certificate?”, following the instructions below:

a) fill out the Digital Certificate request form. After it is filled out, the system will generate a protocol number and make available the Statement of Ownership and Liability of Digital Certificate, which should be printed and signed, with the subsequent notarized signature;

b) this Statement of Ownership and Liability of Digital Certificate should be forwarded to AUTORIDADE DE REGISTRO COMPROVA at the following address: Rua Gomes de Carvalho, 1306, conjunto 11, Vila Olímpia, São Paulo/SP, CEP 04547-005, along with the following supporting documentation:

• notarized copy of: i) RG and CPF; or valid CNH (driver’s license); and ii) proof of residence of the Stockholder, issued less than three (3) months before.

c) after the documentation forwarded is analyzed, the Stockholder that is an individual will receive, via email, the instructions to install the Digital Certificate. In case of any doubt about the procedure for obtaining or installing the Digital Certificate, please contact the help desk of the AUTORIDADE DE REGISTRO COMPROVA, by the telephone number +55 (11) 3330-0166, during business hours or by email address: acprivado@comprova.com.br.

2) After obtaining the Digital Certificate, Stockholders will be able to guide their votes through the electronic proxy. Accordingly, the Stockholder should use the computer in which the Digital Certificate is installed to access the electronic platform, as described above, click on “Access the System” and then on “Login with Digital Certificate”. The available Meetings will be shown in accordance with the type of share selected during the registration (common share, preferred share or both). Stockholders should guide their votes in all issues to be resolved at the available Meeting(s). Finally, after clicking on “Vote”, the proxy will be generated by the system and should be reviewed by the Stockholder, who will click on “Sign” to complete the procedure.

3) Finally, Stockholders will receive via email the proof of documentation including the copy of the digitally signed proxy. On the Meeting date, the Stockholder’ vote will be represented by the attorneys-in-fact provided by the Company.

For Foreign Stockholders:

1) The Stockholder’s Legal Representative should have a valid Digital Certificate or e-CPF (if he/she is an individual) / e-CNPJ (if it is a legal entity). In the event the Stockholder’s Legal Representative already has one of these Certificates, he/she/it will proceed as detailed in item 2 below. If the Stockholder’s Legal Representative is an individual that does not have a Digital Certificate, he/she may request it clicking on “Access the System” and then on “Do you want to issue a Private Digital Certificate?”, following the instructions below:

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a) fill out the Digital Certificate request form. After it is filled out, the system will generate a protocol number and make available the Statement of Ownership and Liability of Digital Certificate, which should be printed and signed, with the subsequent notarized signature;

b) this Statement of Ownership and Liability of Digital Certificate should be forwarded to AUTORIDADE DE REGISTRO COMPROVA at the following address: Rua Gomes de Carvalho, 1306, conjunto 11, Vila Olímpia, São Paulo/SP, CEP 04547-005, along with the following supporting documentation:

• Proxy granted by the Foreign Stockholder to the Legal Representative individual, duly notarized, consularized by the Brazilian Consulate, with sworn translation and registered with the applicable notary’s office, with a notarized copy of: i) RG/RNE; ii) CPF, in the event it is not included in the RG/RNE; and iii) proof of residence of the Stockholder, issued less than three (3) months before.

The other steps are identical to those for Brazilian Stockholders, as described in items 2 and 3 above.

We clarify that Stockholders who opt for guiding their votes through electronic proxy should follow the procedure described above up to 12:00 a.m. of April 26, 2016.

We emphasize that any costs incurred by the Stockholder that is an individual or by the Legal Representative that is an individual from issuing the Digital Certificate with the AUTORIDADE DE REGISTRO COMPROVA must be fully borne by the Stockholder.

Information on the Election of Members to the Board of Directors

In accordance with the Brazilian Corporate Law, members of the Board of Directors may be elected by majority, multiple or separate voting processes. As these different voting procedures may impact the establishment of the number of the Board of Directors members, and for better understanding the dynamics of this election, the voting processes will be detailed below:

i) Multiple Voting

Pursuant to CVM Instructions No. 165/91 and 282/98, in order to require the adoption of a multiple voting for electing members of the Company’s Board of Directors, Stockholder applicants should represent at least five percent (5%) of voting capital.

Pursuant to Article 141, Paragraph 1 of the Brazilian Corporate Law, the powers for the adoption of multiple voting rights should be exercised by Stockholders at least forty-eight (48) hours prior to the date the Stockholders´ Meeting is to be held. In this case, prior to such meeting, the chairman presiding the Stockholders´ Meeting will inform the Stockholders about the number of votes necessary for the election of each member of the Board of Directors, based on the “Stockholders Presence Register” book.

ii) Separate Voting

Pursuant to Article 141, paragraph 4, of the Brazilian Corporate Law, the following groups of Stockholders (other than the Controlling Stockholders) are entitled to elect, by separate voting, one (1) member for the Board of Directors: (a) holders of at least 15% of total voting shares, as provided for in Article 141, paragraph 4, I; (b) holders of nonvoting preferred shares representing at least 10% of capital stock, as provided for in Article 141, paragraph 4, II; or (c) if the aforementioned quorum is not present, common and preferred stockholders may add up their interests to hold at least 10% of capital stock, as provided for in Article 141, paragraph 5, of the Brazilian Corporate Law.

Only Stockholders able to confirm the uninterrupted ownership of the required stockholding interest for a period of at least three (3) months, immediately prior to the date the Stockholders’ Meeting is to be held, may exercise the separate voting right, pursuant to Article 141, paragraph 6, of the Brazilian Corporate Law.

If both multiple and separate voting processes are requested to be adopted at the same Meeting, Stockholders must choose to which voting process they will allocate their shares, and they may use part of these shares for the multiple voting and another for the separate voting process.

Eligibility Requirements for Nominated Applicants

Stockholders willing to nominate applicants to compose the Board of Directors or the Fiscal Council should submit, at the Annual Stockholders’ Meeting, the necessary evidence to meet the minimum eligibility requirements applicable to the position, pursuant to the Brazilian Corporate Law, Regulation Attachment II to Resolution No. 4,122/12 of the National Monetary Council (“CMN”) and CVM Instruction No. 367/02.

In order to better organize the works at the Annual Stockholders’ Meeting and provide for a pre-analysis of the eligibility requirements of these applicants, we suggest that documentation be submitted to the Company no longer than April 11, 2016.

Communication Channel with the Board of Directors

Finally, we point out that Stockholders may send suggestions, criticisms or doubts directly to the Board of Directors using the link “Contact IR” on the Investor Relations website (www.itau.com.br/investor-relations/itau-unibanco/contact-ir). In the field “Subject”, the Stockholder should select the option “Recommendations to the Board of Directors to Stockholders’ Meeting”.

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5. Convening Notice

Authorized Capital: up to 7,986,000,000 shares

Subscribed and Paid In Capital: R$85,148,000,000.00 - 6,083,915,949 shares

Annual and Extraordinary General Meeting

The Stockholders of ITAÚ UNIBANCO HOLDING S.A. are hereby invited by the Board of Directors to the Company’s Annual and Extraordinary General Meeting, which will be held on April 27, 2016 at 3:00 p.m., at the Auditorium of the Centro Empresarial Itaú Unibanco, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, in the City and state of São Paulo, for the purpose of:

I - In the Annual General Meeting

1. to take cognizance of the Management and Independent Auditors' Reports, the Opinion of the Fiscal Council and the Summary of the Report of the Audit Committee and examining, for resolution, the Financial Statements for the year ended December 31, 2015;

2. to decide the allocation of the net income for the fiscal year;

3. to establishing the number of members making up the Board of Directors and to elect the members of the Board of Directors and the Fiscal Council for the next annual term of office. In the light of the determinations in Brazilian Securities and Exchange Commission ("CVM") Instructions 165/91 and 282/98, it is hereby placed on record that to request the adoption of multiple voting rights in the election of members of the Board of Directors, applicants shall represent at least 5% of the voting capital; and

4. to decide on the amount to be allocated for compensation of the members of the Board of Officers and the Board of Directors as well as the compensation of the members of the Fiscal Council.

II - In the Extraordinary General Meeting

1. to cancel 100,000,000 preferred book entry shares, issued by the Company and held as treasury stock, without reduction in the value of the capital stock;

2. to amend the Corporate Bylaws, with the purpose of: (a) in Article 3, to record the number of shares in which the subscribed and paid in capital stock is divided in the light of the cancellation of shares described in the preceding item "1"; (b) in Article 6, 6.7, XII, to update the reference to a normative of the CVM ; and (c) in Article 7, to include new sub-items permitting the reappointment of up to 1/3 (one-third) of the members of the Audit Committee irrespective of the minimum interval of 3 (three) years from the end of the previous term of office, pursuant to CMN Resolution 4.329/14; and

3. to consolidate the Corporate Bylaws, with the amendments mentioned in the preceding item "2".

The full description of the matters proposed as well as their justification, may be found in the Stockholders' Meeting Manual.

The documents to be examined in the Meeting are at the disposal of Stockholders in the Company's investor relations website (www.itau.com br/investor-relations), as well as the website of the Brazilian Securities and Exchange Commission - CVM (www.cvm.gov.br) and the BM&FBOVESPA (www.bmfbovespa.com.br). Stockholders may also request a copy of the said documents by e-mail investor-relations@itau-unibanco.com.br.

In order to exercise their rights, Stockholders must attend the General Meeting bearing their identity document.

Stockholders may be represented at the General Meeting by proxy holder pursuant to Article 126 of Law 6.404/76 (we clarify that the Legal Entity Stockholder's representative does not need to be a Stockholder, a member of the Company's management or lawyer), conditional on the proxy holder bearing an identity document and the following documents substantiating the validity of their power of attorney (for documents produced overseas the respective consularized and sworn translation is required):

a) Legal Entities: authenticated copy of the articles of association/ corporate bylaws of the represented legal entity, proof of election of management and the corresponding power of attorney with signature notarized by a notary public;

b) Natural Persons: power of attorney with signature notarized by a notary public.

In order to facilitate the work of the Stockholders Meeting the Company suggests that the Stockholders represented by proxy holders should submit no later than 12 noon on April 25, 2016, a copy of the documents listed above by mail or by messenger to:

Itaú Unibanco - Gerência Paralegal de Assuntos Corporativos

Praça Alfredo Egydio de Souza Aranha, 100,

Torre Conceição, Piso Metrô - Parque Jabaquara

São Paulo (SP) - CEP 04344-902

or to email to drinvest@itau-unibanco.com.br.

To encourage Stockholders’ participation at the Stockholders Meeting,the Company has once more implemented an electronic platform through which an electronic proxy may be granted for representation in the Stockholders' Meeting pursuant to procedures described in the Stockholders' Meeting Manual.

In order to organize entry to the Meeting, admission of Stockholders to the Company's head office will be permitted from 2:00 p.m. onwards.

São Paulo (SP), March 24, 2016.

Marcelo Kopel

Investor Relations Officer

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6. Annual and Extraordinary General Meeting to be held at 3:00 p.m

I) In the Annual General Meeting

1. Balance Sheets, other Financial Statements and Accompanying Notes, for the fiscal year ended December 31, 2015.

The Management Report was released together with the Financial Statements prepared in accordance with Brazilian accounting practices (BRGAAP), having been approved by the Board of Directors at its meeting of February 1, 2016. Said document was made available on February 2, 2016 through the Periodic Information System ("IPE") of the Brazilian Securities and Exchange Commission ("CVM") and on the Investor Relations website (www.itau.com.br/investors-relations). Additionally, it was published on February17, 2016 in the Valor Econômico newspaper (pages E5 to E19) and in the Official Gazette of the State of São Paulo (Diário Oficial do Estado de São Paulo) (pages 5 to 35).

2. Allocation of Net Income for 2015.

The Company recorded Net Income for 2015 in the amount of R$21,083,795,611.07 (twenty-one billion, eighty-three million, seven hundred ninety-five thousand, six hundred eleven reais and seven cents), according to the statement of income made available on February 2, 2016 in CVM´s IPE and on the Investor Relations website (www.itau.com. br/investor-relations), which was published with the Financial Statements on February 17, 2016 in the Valor Econômico newspaper (pages E5 to E 19) and in the Official Gazette of the State of São Paulo (Diário Official do Estado de São Paulo) (pages 5 to 35).

Considering the calculation of said Income, according to the Financial Statements, the following allocation is proposed:

(a)  R$1,054,189,780.55 (one billion, fifty-four million, one hundred eighty-nine thousand, seven hundred eighty reais and fifty-five cents) to the Legal Reserve;

(b)  R$8,206,466,175.43 (eight billion, two hundred six million, four hundred sixty-six thousand, one hundred seventy-five reais and forty-three cents) gross, of which R$7,304,529,630.35 (seven billion, three hundred four million, five hundred twenty-nine thousand, six hundred thirty reais and thirty-five cents) net of taxes, for payment of dividends and interest on capital, according to the option provided for in Article 9 of Law No. 9,249/95, and it should be emphasized that such payment was fully made;

(c)  R$11,823,139,655.09 (eleven billion, eight hundred twenty-three million, one hundred thirty-nine thousand, six hundred fifty-five reais and nine cents) to the Statutory Reserve, as follows:

·  R$5,911,569,827.54 (five billion, nine hundred eleven million, five hundred sixty-nine thousand, eight hundred twenty-seven reais and fifty-four cents) to the Dividend Equalization Reserve;

·  R$2,364,627,931.02 (two billion, three hundred sixty-four million, six hundred twenty-seven thousand, nine hundred thirty-one reais and two cents) to the Reserve for Increase in Working Capital; and

·  R$3,546,941,896.53 (three billion, five hundred forty-six million, nine hundred forty-one thousand, eight hundred ninety-six reais and fifty-three cents) to the Reserve for Capital Increase in Investees.

The Allocation of Net Income, as specified in Attachment 9-1-II to CVM Instruction 481/09, is found in Attachment III hereto.

3. Definition of the number of members of the Board of Directors and election of the members of the Board of Directors and the Fiscal Council for the next term of office.

The majority Stockholder proposes that twelve (12) posts for the Company's Board of Directors for the next term of office be filed, and up to one (1) additional post may be filled through the election by a separate voting process, in accordance with Article 141, paragraph 4, of the Brazilian Corporate Law.

In view of the assessment of the Board of Directors and its individual members, the members' good performance in the period and the constant attendance at the meetings, the proposal is for the reelection of the following members: Messrs. Alfredo Egydio Arruda Villela Filho, Alfredo Egydio Setubal, Candido Botelho Bracher, Demosthenes Madureira de Pinho Neto, Fábio Colletti Barbosa, Gustavo Jorge Laboissière Loyola, Nildemar Secches, Pedro Luiz Bodin de Moraes, Pedro Moreira Salles, Ricardo Villela Marino and Roberto Egydio Setubal, and also the election of Mr. José Galló.

Pursuant to the Company's Corporate Governance Policy, an independent director is characterized by one that has neither a commercial relationship nor one of any other nature with the company, with a company under the same control, with a stockholder, part of the controlling group or with a member of the management body which could (i) result in a conflict of interests; or (ii) affect his capacity and impartiality of analysis and point of view. Accordingly, out of the members nominated above to compose the Board of Directors, Messrs. Fábio Colletti Barbosa, Gustavo Jorge Laboissière Loyola, José Galló, Nildemar Secches and Pedro Luiz Bodin de Moraes.

The majority Stockholder also proposes that the Fiscal Council be convened and that the following member be elected, named Mr. Alkimar Ribeiro Moura, as effective member, and the following members be reelected, namely Messrs. Iran Siqueira Lima, as effective member, and Messrs. João Costa and José Caruso Cruz Henriques, as their respective alternate members, who meet the eligibility criteria set forth in Article 162 of the Brazilian Corporate Law.

In addition to the members appointed by the majority Stockholder, the holders of preferred shares without voting rights are entitled to elect one (1) effective member and his/her respective alternate in a separate voting process. An equal right is given to minority stockholders, provided that they represent, in the aggregate, ten percent (10%) or more of voting shares.

Accordingly, Stockholder Caixa de Previdência dos Funcionários do Banco do Brasil — PREVI, as holder of preferred shares, announced the nomination of two additional candidates to sit on the Fiscal Council. Mr. Carlos Roberto de Albuquerque Sá, who was an alternate member in the previous year, to be elected by the holders of preferred shares (without voting rights), with Mr. Eduardo Azevedo do Valle, as his respective alternate member, who also meet the eligibility criteria of Article 162 of the Brazilian Corporate Law.

Without prejudice to the right of preferred stockholders and minority stockholders to elect, in a separate voting process, members to sit on the Fiscal Council, as described above, the other stockholders with voting rights may elect new effective and alternate members that, in any case, will be in equal number of the elected ones under the aforementioned terms, plus one.

p.08

The detailed résumés, as well as other information required by items 12.5 to 12.10 of Attachment 24 to CVM Instruction No. 480/09, can be found in Attachment IV to this document.

 4. Definition of the amount allocated to the overall compensation of the members of the Company's Board of Officers and Board of Directors, as well as the compensation of the members of Fiscal Council.

With respect to the 2016 fiscal year, irrespective of the year in which the amounts were effectively attributed, paid or recorded in the Company's financial statements, the proposal is for the Annual Stockholders' Meeting to approve the aggregate amount of two hundred ninety million reais (R$290,000,000.00) for compensation of the Company's management members (members of the Board of Officers and the Board of Directors).

In relation to the members of the Fiscal Council, the proposal is for the Annual Stockholders' Meeting to approve the individual monthly compensation of fifteen thousand reais (R$15,000.00) to effective members and six thousand reais (R$6,000.00) to alternate members.The compensation of the members of the Fiscal Council will be valid until the Annual Stockholders' Meeting of 2017.

The compensation amounts approved can be paid in local currency and in shares of the Company (as approved at the Annual Stockholders' Meeting held on April 20, 2012).

In accordance with Resolution No.3,921/2010 of the National Monetary Council ("Resolution on Compensation"), the variable compensation is consistent with the risk management policies of the Company and its controlled companies, of which at least fifty percent (50%) of this variable compensation is paid through shares or stock-based instruments and is deferred for payment within at least three years.

Additionally, the Issuer has an institutional program referred to as Partners Program, through which management members and employees with a history of outstanding contribution and differentiated performance are entitled to use part or their total annual variable compensation to purchase the Issuer's preferred shares ("Own Shares"). If they hold the ownership of these Own Shares, free of any liens or encumbrances, and comply with other suspension conditions set forth in the Program Regulation for these shares for three (3) and five (5) year terms as from the initial investment, the return on investment will be the receipt of the Issuer's preferred shares ("Partners Shares") also for three (3) and five (5) year terms. The Partners Shares received as consideration will subsequently remain unavailable for three (3) and eight (8) year terms as from the initial investment.

Taking into account the Company's variable compensation deferral structure, in conformity with the Resolution on Compensation, the variable compensation amounts for the 2016 fiscal year, effectively attributable in 2017, will be paid in shares within a deferral period of at least three (3) and at the most eight (8) years.

Deferred amounts may not be paid due to the possible reduction in the realized recurring net income of the Company or of the business area during the deferral period.

In order to calculate the aggregate amount of compensation paid in shares, the calculation criteria will consider the value of the Company's preferred shares on BM&FBOVESPA S.A. — Bolsa de Valores, Mercadorias e Futuros ("BM&FBOVESPA") in 2017, the year in which the compensation is effectively attributable, irrespective of the year it is effectively paid or recorded in the Company's financial statements.

As resolved at the Extraordinary Stockholders' Meeting held on April 20, 2012, in order to limit the maximum dilution to which Stockholders are subject, the following was approved:

(i) the sum of (a) the shares to be used as compensation, pursuant to the Resolution on Compensation, including those related to the Partners Program and to other compensation programs in shares of the Issuer and its controlled companies; and (b) the options to be granted under the Company's Stock Option Plan ("Plan") in each year may not exceed the limit of zero point five percent (0.5%) of all the Company's shares that majority and minority Stockholders hold at the balance sheet date of the same year; and

(ii) in the event that, in any given year, the number of (a) shares used for compensation purposes and (b) options granted under the Plan is below the limit of zero point five percent (0.5%) as mentioned above, the difference may be added for purposes of either compensation or option granting in any of the following seven (7) years.

For the purpose of calculating the limit described above, the shares delivered and options granted in relation to the 2016 fiscal year will be included, irrespective of the year they were effectively attributed or paid.

In addition to the amounts established at the Stockholders' Meeting, management members may receive Company's profit sharing, which, under the provisions of Article 152, paragraph 1, of the Brazilian Corporate Law, is limited to either the annual compensation of management members or 10% of the Company's net income, whichever is lower.

The Company may also grant stock options to its management members, pursuant to the Plan.

The proposal for compensation of the management members, in the manner specified in Item 13 of Attachment 24 to CVM Instruction No. 480/09, can be found as Attachment V to this document.

II) In the Extraordinary General Meeting

1. Cancellation of one hundred million (100,000,000) book-entry preferred shares, issued by the Company and held in treasury, without reduction of capital stock, which were acquired by the Company through the Share Repurchase Programs approved by the Company's Board of Directors, pursuant to Article 30 of the Brazilian Corporate Law and CVM Instruction No. 567/15.

2. Amendment to the Bylaws in order to:

a) reflect the new number of preferred shares in the composition of capital stock, as a result of the cancellation of preferred shares held in treasury, as proposed in item "1"above. Accordingly, the proposal is for Article 3, head provision, of the Bylaws to be amended;

b) adjust the item addressing the competencies of the Company's Board of Directors which refers to CVM Instruction No. 390/03, since Article 19 of CVM Instruction No. 567/15 revoked CVM Instruction No.390/03.

p.09

Therefore, the proposal is for the wording of item 6.7, XII, of the Bylaws to be amended; and

c) reflect the permission to reelect up to one-third (1/3) of the Audit Committee members without the need to adhere to the minimum intervening period of three (3) years after the end of the previous term of office, pursuant to CMN Resolution No. 4,329/14, which amended CMN Resolution No.3,198/04. Accordingly, the proposal is for the inclusion of items 7.1.4. and 7.1.5. to Article 7 of the Bylaws.

3. Consolidation of the Bylaws with the amendments mentioned in item "2" above.

A copy of the Bylaws containing the proposed amendments duly highlighted, as well as a report detailing the origin and justification for the proposed amendments and analyzing their legal and economic effects, pursuant to Article 11 of CVM Instruction No. 481/09, can be found in Attachment VI to this document.

p.10

attachments

p.11

ATTACHMENT I - A

PROXY TEMPLATE

FOR HOLDERS OF COMMON SHARES

By this proxy, [STOCKHOLDER], [NATIONALITY], [CIVIL STATUS], [OCCUPATION], bearer of personal identification document number (_), registered in the Brazilian tax register (CPF/MF) under number (_), with address at [FULL ADDRESS] (“Principal”), appoints Mr. [ATTORNEY-IN-FACT], [NATIONALITY], [CIVIL STATUS], [OCCUPATION], bearer of personal identification document number (_), registered in the Brazilian tax register (CPF/MF) under number (_), with address at [FULL ADDRESS], her/his attorney, with powers to represent her/him, as Stockholder of Itaú Unibanco Holding S.A. (“Company”), in the Annual and Extraordinary Stockholders’ Meetings of the Company, which will be held on April 27, 2016, 3:00 p.m., at the Auditorium of the Centro Empresarial Itaú Unibanco, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, in the City of São Paulo, State of São Paulo, CEP 04344- 902, casting her/his vote in accordance with the following voting instructions.

The proxy shall have restricted powers, namely to be present at the Stockholders' Meetings and to cast a vote in accordance with the voting instruction below, having no right or obligation to take any further action not required to be taken in carrying out the voting instruction below. The proxy is hereby authorized to abstain from voting on any resolution or matter for which she/he has not received specific voting instructions.

This proxy is effective for [•] days counted as from this date.

[City,] ___________________, 2016.

_______________________________

[STOCKHOLDER]
(Notarized signature)

VOTING INSTRUCTION

At Annual Stockholders’ Meeting:

1 – To acknowledge the Management's Report, the Report of the Independent Auditors, the Opinion of the Fiscal Council, and the Summary of the Reports of the Audit Committee, and to examine, for resolution, the Financial Statements for the fiscal year ended December 31, 2015:

FOR	AGAINST	ABSTENTION
☐	☐	☐

2 – To resolve on the allocation of net income for the fiscal year:

FOR	AGAINST	ABSTENTION
☐	☐	☐

3 – To define the number of members that will comprise the Board of Directors and elect them for the next term of office, which shall expire on such a date as the members elected at the 2017 Annual Stockholders' Meeting take office:

Alfredo Egydio Arruda Villela Filho

FOR	AGAINST	ABSTENTION
☐	☐	☐

Alfredo Egydio Setubal

FOR	AGAINST	ABSTENTION
☐	☐	☐

12

Candido Botelho Bracher

FOR	AGAINST	ABSTENTION
☐	☐	☐

Demosthenes Madureira de Pinho Neto

FOR	AGAINST	ABSTENTION
☐	☐	☐

Fábio Colletti Barbosa (Independent member)

FOR	AGAINST	ABSTENTION
☐	☐	☐

Gustavo Jorge Laboissière Loyola (Independent member)

FOR	AGAINST	ABSTENTION

José Galló (Independent member)

☐	☐	☐

FOR	AGAINST	ABSTENTION

Nildemar Secches (Independent member)

FOR	AGAINST	ABSTENTION

☐	☐	☐

Pedro Luiz Bodin de Moraes (Independent member)

FOR	AGAINST	ABSTENTION
☐	☐	☐

Pedro Moreira Salles

FOR	AGAINST	ABSTENTION
☐	☐	☐

Ricardo Villela Marino

FOR	AGAINST	ABSTENTION
☐	☐	☐

13

Roberto Egydio Setubal

FOR	AGAINST	ABSTENTION
☐	☐	☐

4 – To elect the members of the Fiscal Council for the next term of office, which shall expire on such a date as the members elected at the 2017 Annual Stockholders’ Meeting take office:

Members nominated by the majority stockholder:

Effective members

Alkimar Ribeiro Moura

FOR	AGAINST	ABSTENTION
☐	☐	☐

Iran Siqueira Lima

FOR	AGAINST	ABSTENTION
☐	☐	☐

Alternate members

João Costa

FOR	AGAINST	ABSTENTION
☐	☐	☐

José Caruso Cruz Henriques

FOR	AGAINST	ABSTENTION
☐	☐	☐

5 – To resolve on the amount allocated to the overall compensation of the members of the Company's Board of Officers and Board of Directors, as well as the compensation to the members of the Fiscal Council:

FOR	AGAINST	ABSTENTION
☐	☐	☐

At Extraordinary Stockholders' Meeting:

1 – Cancellation of 100,000,000 book-entry preferred shares, issued by the Company and held as treasury stock, with no reduction in capital stock:

FOR	AGAINST	ABSTENTION
☐	☐	☐

14

2 – To amend the Bylaws to:

(i) Reflect the new composition of capital stock, considering the cancellation of shares issued by the Company:

FOR	AGAINST	ABSTENTION
☐	☐	☐

(ii) Adapt the reference to CVM Instruction 567/15:

FOR	AGAINST	ABSTENTION
☐	☐	☐

(iii) Reflect the new possibility of reappointment of the Audit Committee members:

FOR	AGAINST	ABSTENTION
☐	☐	☐

3 – Consolidate the Bylaws with the aforementioned amendments from item “2” above and resulting adjustments to wording:

FOR	AGAINST	ABSTENTION
☐	☐	☐

15

ATTACHMENT I – B

PROXY TEMPLATE

FOR HOLDERS OF PREFERRED SHARES

By this proxy, [STOCKHOLDER], [NATIONALITY], [CIVIL STATUS], [OCCUPATION], bearer of personal identification document number (_), registered in the Brazilian tax register (CPF/MF) under number (_), with address at [FULL ADDRESS] (“Principal”), appoints Mr. [ATTORNEY-IN-FACT], [NATIONALITY], [CIVIL STATUS], [OCCUPATION], bearer of personal identification document number (_), registered in the Brazilian tax register (CPF/MF) under number (_), with address at [FULL ADDRESS], her/his attorney, with powers to represent her/him, as Stockholder of Itaú Unibanco Holding S.A. (“Company”), in the Annual Stockholders’ Meetings of the Company, which will be held on April 27, 2016, at 3:00 p.m., at the Auditorium of the Centro Empresarial Itaú Unibanco, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, in the City of São Paulo, State of São Paulo, CEP 04344-902, casting her/his vote in accordance with the following voting instructions.

The proxy shall have restricted powers, namely to be present at the Stockholders’ Meetings and to cast a vote in accordance with the voting instruction below, having no right or obligation to take any further action not required to be taken in carrying out the voting instruction below. The proxy is hereby authorized to abstain from voting on any resolution or matter for which she/he has not received specific voting instructions.

This proxy is effective for [•] days counted as from this date.

[City,] _________________, 2016.

_______________________________

[STOCKHOLDER]
(Notarized signature)

VOTING INSTRUCTION

At Annual Stockholders’ Meeting:

1 – To elect the members of the Fiscal Council for the next term of office, which shall expire on such a date as the members elected at the 2017 Annual Stockholders’ Meeting take office:

Members nominated by stockholder Caixa de Previdência dos Funcionários do Banco do Brasil — PREVI (Banco do Brasil's Employee Pension Fund):

Effective member

Carlos Roberto de Albuquerque Sá

FOR	AGAINST	ABSTENTION
☐	☐	☐

Alternate member

Eduardo Azevedo do Valle

FOR	AGAINST	ABSTENTION
☐	☐	☐

16

ATTACHMENT I – C

PROXY TEMPLATE

FOR ATTORNEYS-IN-FACT PROVIDED BY THE COMPANY FOR EACH OF

THE STOCKHOLDERS' MEETINGS (FOR HOLDERS OF COMMON SHARES)

1. At Annual Stockholders' Meeting:

By this proxy, I, [STOCKHOLDER], [NATIONALITY], [CIVIL STATUS], [OCCUPATION], bearer of personal identification document number (_), enrolled in the Brazilian Individual Taxpayers’ Registry (CPF) under number (_), domiciled at [FULL ADDRESS] (“Principal”), stockholder of Itaú Unibanco Holding S.A. (“Company”) appoint as my proxy:

•	Patricia Vietri Thomazelli Magalhães Fonseca, Brazilian, married, attorney, RG-SSP/SP No. 25.078.808-1, enrolled in the Brazilian Individual Taxpayers' Registry (CPF) under No. 308.928.638-62, OAB/SP 179.898, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 3° Andar, São Paulo (SP), with powers to represent me, in the capacity of lawyer of the Company, in the Annual Stockholders Meeting of the Company, to be held on April 27, 2016, at the Auditorium of the head office, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, in the City of São Paulo, State of São Paulo, CEP 04344-902, to vote FOR the matters contained in the agenda, in accordance with the voting instructions below.
•	Carla Del Monaco Miele, Brazilian, married, attorney, RG-SSP/SP No. 34.865.582-4, enrolled in the Brazilian Individual Taxpayers’ Registry (CPF) under No. 338.094.818-74, OAB/SP 275.847, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 3° Andar, São Paulo (SP), with powers to represent me, in the capacity of lawyer of the Company, in the Annual Stockholders Meeting of the Company, to be held on April 27, 2016, at the Auditorium of the head office, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, in the City of São Paulo, State of São Paulo, CEP 04344-902, to vote AGAINST the matters contained in the agenda, in accordance with the voting instructions below.
•	Marcelo Casellato Faria, Brazilian, married, business administrator, RG-SSP/SP No. 18.933.503-8, enrolled in the Individual Brazilian Taxpayers’ Registry (CPF) under No. 089.523.818-74, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, Piso Metrô, São Paulo (SP), with powers to represent me, in the capacity of stockholder of the Company, in the Annual Stockholders' Meeting of the Company, to be held on April 27, 2016, at the Auditorium of the head office, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, in the City of São Paulo, State of São Paulo, CEP 04344-902, to ABSTAIN from voting on the matters contained in the agenda, in accordance with the voting instructions below.

The proxy shall have restricted powers, namely to be present at the Annual Stockholders’ Meeting and to cast a vote in accordance with the voting instruction below, having no right or obligation to take any further action not required to be taken in carrying out the voting instruction below. The proxy is hereby authorized to abstain from voting on any resolution or matter for which he/she has not received specific voting instructions and shall vote in accordance with the number of common shares held by the Principal.

This proxy shall be valid for this Company's Annual Stockholders' Meeting only.

São Paulo, _______________, 2016.

____________________________

[STOCKHOLDER]
(Notarized signature)

17

VOTING INSTRUCTIONS - Annual Stockholders' Meeting

Tick the option you want:

1 – To acknowledge the Management's Report, the Report of the Independent Auditors, the Opinion of the Fiscal Council, and the Summary of the Reports of the Audit Committee, and to examine, for resolution, the Financial Statements for the fiscal year ended December 31, 2015:

FOR	AGAINST	ABSTENTION
☐	☐	☐

2 – To resolve on the allocation of net income for the fiscal year:

FOR	AGAINST	ABSTENTION
☐	☐	☐

3 – To define the number of members that will comprise the Board of Directors and elect them for the next term of office, which shall expire on such a date as the members elected at the 2017 Annual Stockholders' Meeting take office:

Alfredo Egydio Arruda Villela Filho

FOR	AGAINST	ABSTENTION
☐	☐	☐

Alfredo Egydio Setubal

FOR	AGAINST	ABSTENTION
☐	☐	☐

Candido Botelho Bracher

FOR	AGAINST	ABSTENTION
☐	☐	☐

Demosthenes Madureira de Pinho Neto

FOR	AGAINST	ABSTENTION
☐	☐	☐

Fábio Colletti Barbosa (Independent member)

FOR	AGAINST	ABSTENTION
☐	☐	☐

Gustavo Jorge Laboissière Loyola (Independent member)

FOR	AGAINST	ABSTENTION
☐	☐	☐

18

José Galló (Independent member)

FOR	AGAINST	ABSTENTION

Nildemar Secches (Independent member)

FOR	AGAINST	ABSTENTION
☐	☐	☐

Pedro Luiz Bodin de Moraes (Independent member)

FOR	AGAINST	ABSTENTION
☐	☐	☐

Pedro Moreira Salles

FOR	AGAINST	ABSTENTION
☐	☐	☐

Ricardo Villela Marino

FOR	AGAINST	ABSTENTION
☐	☐	☐

Roberto Egydio Setubal

FOR	AGAINST	ABSTENTION
☐	☐	☐

4 – To elect the members of the Fiscal Council for the next term of office, which shall expire on such a date as the members elected at the 2017 Annual Stockholders' Meeting take office:

Members nominated by the majority stockholder:

Effective members

Alkimar Ribeiro Moura

FOR	AGAINST	ABSTENTION
☐	☐	☐

Iran Siqueira Lima

FOR	AGAINST	ABSTENTION
☐	☐	☐

19

Alternate members

João Costa

FOR	AGAINST	ABSTENTION
☐	☐	☐

José Caruso Cruz Henriques

FOR	AGAINST	ABSTENTION
☐	☐	☐

5 – To resolve on the amount allocated to the overall compensation of the members of the Company’s Board of Officers and Board of Directors, as well as the compensation to the members of the Fiscal Council:

FOR	AGAINST	ABSTENTION
☐	☐	☐

2. At Extraordinary Stockholders’ Meeting:

By this proxy, I, [STOCKHOLDER], [NATIONALITY], [CIVIL STATUS], [OCCUPATION], bearer of personal identification document number (_), enrolled in the Brazilian Individual Taxpayers’ Registry (CPF) under number (_), domiciled at [FULL ADDRESS] (“Principal”), stockholder of Itaú Unibanco Holding S.A. (“Company”) appoint as my proxy:

•	Patricia Vietri Thomazelli Magalhães Fonseca, Brazilian, married, attorney, RG-SSP/SP No. 25.078.808-1, enrolled in the Brazilian Individual Taxpayers’ Registry (CPF) under No. 308.928.638-62, OAB/SP 179.898, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 3° Andar, São Paulo (SP), with powers to represent me, in the capacity of lawyer of the Company, in the Extraordinary Stockholders Meeting of the Company, to be held on April 27, 2016, at the Auditorium of the head office, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, in the City of São Paulo, State of São Paulo, CEP 04344- 902, to vote FOR the matters contained in the agenda, in accordance with the voting instructions below.
•	Carla Del Monaco Miele, Brazilian, married, attorney, RG-SSP/SP No. 34.865.582-4, enrolled in the Brazilian Individual Taxpayers’ Registry (CPF) under No. 338.094.818-74, OAB/SP 275.847, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 3° Andar, São Paulo (SP), with powers to represent me, in the capacity of lawyer of the Company, in the Extraordinary Stockholders Meeting of the Company, to be held on April 27, 2016, at the Auditorium of the head office, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, in the City of São Paulo, State of São Paulo, CEP 04344-902, to vote AGAINST the matters contained in the agenda, in accordance with the voting instructions below.
•	Marcelo Casellato Faria, Brazilian, married, business administrator, RG-SSP/SP No. 18.933.503-8, enrolled in the Individual Brazilian Taxpayers’ Registry (CPF) under No. 089.523.818-74, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, Piso Metrô, São Paulo (SP), with powers to represent me, in the capacity of stockholder of the Company, in the Extraordinary Stockholders Meeting of the Company, to be held on April 27, 2016, at the Auditorium of the head office, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, in the City of São Paulo, State of São Paulo, CEP 04344-902, to ABSTAIN from voting on the matters contained in the agenda, in accordance with the voting instructions below.

The proxy shall have restricted powers, namely to be present at the Extraordinary Stockholders’ Meeting and to cast a vote in accordance with the voting instruction below, having no right or obligation to take any further action not required to be taken in carrying out the voting instruction below. The proxy is hereby authorized to abstain from voting on any resolution or matter for which he/she has not received specific voting instructions and shall vote in accordance with the number of common shares held by the Principal.

This proxy shall be valid for this Company’s Extraordinary Stockholders’ Meeting only.

São Paulo, _____________, 2016.

________________________

[STOCKHOLDER]

(Notarized signature)

20

VOTING INSTRUCTIONS - Extraordinary Stockholders’ Meeting

Tick the option you want:

1 – Cancellation of 100,000,000 book-entry preferred shares, issued by the Company and held as treasury stock, with no reduction in capital stock:

FOR	AGAINST	ABSTENTION
☐	☐	☐

2 – To amend the Bylaws to:

(i) Reflect the new composition of capital stock, considering the cancellation of shares issued by the Company:

FOR	AGAINST	ABSTENTION
☐	☐	☐

(ii) Adapt the reference to CVM Instruction 567/15:

FOR	AGAINST	ABSTENTION
☐	☐	☐

(iii) Reflect the new possibility of reappointment of the Audit Committee members:

FOR	AGAINST	ABSTENTION
☐	☐	☐

3 – Consolidate the Bylaws with the aforementioned amendments from item “2” above and resulting adjustments to wording:

FOR	AGAINST	ABSTENTION
☐	☐	☐

21

ATTACHMENT I – D

PROXY TEMPLATE

FOR ATTORNEYS-IN-FACT PROVIDED BY THE COMPANY FOR THE

ANNUAL STOCKHOLDERS’ MEETING (FOR HOLDERS OF PREFERRED SHARES)

1. At Annual Stockholders’ Meeting:

By this proxy, I, [STOCKHOLDER], [NATIONALITY], [CIVIL STATUS], [OCCUPATION], bearer of personal identification document number (__), enrolled in the Brazilian Individual Taxpayers’ Registry (CPF) under number (__), domiciled at [FULL ADDRESS] (“Principal”), stockholder of Itaú Unibanco Holding S.A. (“Company”) appoint as my proxy:

•	Patricia Vietri Thomazelli Magalhães Fonseca, Brazilian, married, attorney, RG-SSP/SP No. 25.078.808-1, enrolled in the Brazilian Individual Taxpayers’ Registry (CPF) under No. 308.928.638-62, OAB/SP 179.898, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 3º Andar, São Paulo (SP), with powers to represent me, in the capacity of lawyer of the Company, in the Annual Stockholders Meeting of the Company, to be held on April 27, 2016, at the Auditorium of the head office, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, in the City of São Paulo, State of São Paulo, CEP 04344-902, to vote FOR the matters contained in the agenda, in accordance with the voting instructions below.
•	Carla Del Monaco Miele, Brazilian, married, attorney, RG-SSP/SP No. 34.865.582-4, enrolled in the Brazilian Individual Taxpayers’ Registry (CPF) under No. 338.094.818-74, OAB/SP 275.847, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 3º Andar, São Paulo (SP), with powers to represent me, in the capacity of lawyer of the Company, in the Annual Stockholders Meeting of the Company, to be held on April 27, 2016, at the Auditorium of the head office, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, in the City of São Paulo, State of São Paulo, CEP 04344- 902, to vote AGAINST the matters contained in the agenda, in accordance with the voting instructions below.
•	Marcelo Casellato Faria, Brazilian, married, business administrator, RG-SSP/SP No. 18.933.503-8, enrolled in the Individual Brazilian Taxpayers’ Registry (CPF) under No. 089.523.818-74, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, Piso Metrô, São Paulo (SP), with powers to represent me, in the capacity of stockholder of the Company, in the Annual Stockholders’ Meeting of the Company, to be held on April 27, 2016, at the Auditorium of the head office, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, in the City of São Paulo, State of São Paulo, CEP 04344-902, to ABSTAIN from voting on the matters contained in the agenda, in accordance with the voting instructions below.

The proxy shall have restricted powers, namely to be present at the Annual Stockholders’ Meeting and to cast a vote in accordance with the voting instruction below, having no right or obligation to take any further action not required to be taken in carrying out the voting instruction below. The proxy is hereby authorized to abstain from voting on any resolution or matter for which he/she has not received specific voting instructions and shall vote in accordance with the number of common shares held by the Principal.

This proxy shall be valid for this Company’s Annual Stockholders’ Meeting only.

São Paulo,___________, 2016.

[STOCKHOLDER]
(Notarized signature)

VOTING INSTRUCTIONS - Annual Stockholders’ Meeting

Tick the option you want:

1 – To elect the members of the Fiscal Council for the next term of office, which shall expire on such a date as the members elected at the 2017 Annual Stockholders’ Meeting take office:

22

Members nominated by stockholder Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI (Banco do Brasil’s Employee Pension Fund):

Effective member

Carlos Roberto de Albuquerque Sá

FOR	AGAINST	ABSTENTION
☐	☐	☐

Alternate member

Eduardo Azevedo do Valle

FOR	AGAINST	ABSTENTION
☐	☐	☐

23

ATTACHMENT I – E

INFORMATION FOR ATTACHMENT 23 OF CVM INSTRUCTION 481/09

1.  Inform name of company

Itaú Unibanco Holding S.A.

2.  Inform the items for which the proxy is being requested

Items indicated in the Convening Notice pertaining to this Manual.

3.  Identify the individuals or legal entities that have promoted, organized or defrayed the cost of the request for a proxy, even if only partially, informing:

a.  Name and address

Itaú Unibanco Holding S.A., with its address at Praça Alfredo Egydio de Souza Aranha, 100, in the City of São Paulo, State of São Paulo, CEP 04344-902.

b.  Since when you are a stockholder of the Company

Not applicable.

c.  Number and percentage of shares of each type and class and their ownership

Not applicable.

d.  Number of shares taken in a loan

Not applicable.

e.  Total exposure in derivatives denominated in shares of the company

Not applicable.

f.  Relations of a corporate, business or family nature existing or maintained over the past three years with the company or parties related to the company, as governed by the accounting rules covering the matter

Not applicable.

4.  Inform if any of the people mentioned in item 3, as well as any of its controlling companies, controlled companies, companies under common control or affiliates have a special interest in the approval of the matters for which the proxy is being requested, describing in detail the nature and extent of the interest in question

The attorneys-in-fact were made available by the Company with the sole objective of offering an additional mechanism for facilitating stockholder’s participation in the Meetings, without any special interest in the approval of the matters.

5.  Inform the estimated cost of requesting a proxy

The cost of requesting a proxy is insignificant.

6.  Inform if (a) the company has defrayed the costs for requesting a proxy or (b) if its originators will seek reimbursement of costs from the Company

The cost for requesting a proxy was fully covered by the Company.

24

7.  Inform:

a) The address to which the power of attorney should be sent following its signature;

In order to facilitate the works at the Stockholders’ Meetings, the Company suggests that Stockholders represented by attorneys-in-fact send a copy of the proxy pursuant to the aforementioned templates, and other documents listed in the Convening Notice by mail or messenger up to 12:00 p.m. of April 25, 2016 to:

Itaú Unibanco - Gerência Paralegal de Assuntos Corporativos

Praça Alfredo Egydio de Souza Aranha, 100,

Torre Conceição, Piso Metrô - Parque Jabaquara,

São Paulo (SP) - CEP 04344-902

or email to: drinvest@itau-unibanco.com.br.

b) In the event the Company accepts proxies via the World Wide Web, the instructions to grant the proxy;

The Company made available an electronic platform that may be accessed through the Company’s Investor Relations website (www.itau.com.br/relacoes-com-investidores), in the banner “2016 Digital Meeting”, by which the Stockholders may grant an online proxy for representation purposes at the Stockholders´ Meetings, as described below.

To register, Stockholders shall access the electronic platform, as described above, click on item “Register” and fill out the registration form. Upon completing this procedure, the Stockholder will receive, via the email appointed in the registration form, a message to validate the registration carried out in the electronic platform.

After this procedure, the steps described below should be followed by the Stockholder:

For Brazilian Stockholders:

1) The Stockholder should have a valid Digital Certificate or e-CPF (if he/she is an individual) / e-CNPJ (if it is a legal entity). In the event the Stockholder already has one of these certificates, he/she/it will proceed as detailed in item 2 below. If the Stockholders is an individual that does not have a Digital Certificate, he/she may request it clicking on “Access the System” and then on “Do you want to issue a Private Digital Certificate?”, following the instructions below:

a) fill out the Digital Certificate request form. After it is filled out, the system will generate a protocol number and make available the Statement of Ownership and Liability of Digital Certificate, which should be printed and signed, with the subsequent notarized signature;

b) this Statement of Ownership and Liability of Digital Certificate should be forwarded to AUTORIDADE DE REGISTRO COMPROVA at the following address: Rua Gomes de Carvalho, 1306, conjunto 11, Vila Olímpia, São Paulo/SP, CEP 04547-005, along with the following supporting documentation:

•	notarized copy of: i) RG and CPF; or valid CNH (driver’s license); and ii) proof of residence of the Stockholder, issued less than three (3) months before.

c) after the documentation forwarded is analyzed, the Stockholder that is an individual will receive, via email, the instructions to install the Digital Certificate. In case of any doubt about the procedure for obtaining or installing the Digital Certificate, please contact the help desk of the AUTORIDADE DE REGISTRO COMPROVA, by the telephone number +55 (11) 3330-0166, during business hours or by email address. acprivado@comprova.com.br.

2) After obtaining the Digital Certificate, Stockholders will be able to guide their votes through the electronic proxy. Accordingly, the Stockholder should use the computer in which the Digital Certificate is installed to access the electronic platform, as described above, click on “Access the System” and then on “Login with Digital Certificate”. The available Meetings will be shown in accordance with the type of share selected during the registration (common share, preferred share or both). Stockholders should guide their votes in all issues to be resolved at the available Meeting(s). Finally, after clicking on “Vote”, the proxy will be generated by the system and should be reviewed by the Stockholder, who will click on “Sign” to complete the procedure.

3) Finally, Stockholders will receive via email the proof of documentation including the copy of the digitally signed proxy. On the Meeting date, the Stockholder’ vote will be represented by the attorneys-in-fact provided by the Company.

For Foreign Stockholders:

1) The Stockholder’s Legal Representative should have a valid Digital Certificate or e-CPF (if he/she is an individual) / e-CNPJ (if it is a legal entity). In the event the Stockholder’s Legal Representative already has one of these certificates, he/she/it will proceed as detailed in item 2 below. If the Stockholder’s Legal Representative is an individual that does not have a Digital Certificate, he/she may request it clicking on “Access the System” and then on “Do you want to issue a Private Digital Certificate?”, following the instructions below:

25

a) fill out the Digital Certificate request form. After it is filled out, the system will generate a protocol number and make available the Statement of Ownership and Liability of Digital Certificate, which should be printed and signed, with the subsequent notarized signature;

b) this Statement of Ownership and Liability of Digital Certificate should be forwarded to AUTORIDADE DE REGISTRO COMPROVA at the following address: Rua Gomes de Carvalho, 1306, conjunto 11, Vila Olímpia, São Paulo/SP, CEP 04547-005, along with the following supporting documentation:

•    Proxy granted by the Foreign Stockholder to the Legal Representative individual, duly notarized, consularized by the Brazilian Consulate, with sworn translation and registered with the applicable notary’s office, with a notarized copy of: i) RG/RNE; ii) CPF, in the event it is not included in the RG/RNE; and iii) proof of residence of the Stockholder, issued less than three (3) months before.

The other steps are identical to those for Brazilian Stockholders, as described in items 2 and 3 above.

We clarify that Stockholders who opt for guiding their votes through electronic proxy should follow the procedure described above up to 12:00 p.m. of April 26, 2016.

We emphasize that any costs incurred by the Stockholder that is an individual or by the Legal Representative that is an individual from issuing the Digital Certificate with the AUTORIDADE DE REGISTRO COMPROVA must be fully borne by the Stockholder.

26

ATTACHMENT II

ITEM 10 OF THE CVM INSTRUCTION 480/09 ATTACHMENT 24

The information on the results and equity of Itaú Unibanco stated in this chapter is related to the consolidated financial statements. References to annual results correspond to the periods from January to December of the years mentioned therein, as well as any references to equity balances, when not specified otherwise, are related to the positions at December 31 of such year.

10.1. Executive officers should comment on:

a)	Financial and equity positions in general

2015

The US economy continues to improve in the labor market. The unemployment rate fell to 5.0% in December 2015 from 5.7% at the end of 2014. This this favorable change followed a moderate growth in GDP, which expanded by 2.4% in 2015.

In the same comparison, Eurozone and Japan GDP grew by 1.5% and 0.5%, respectively; China, however, decelerated to 6.9% when compared to 7.3% achieved in 2014. This moderate growth in China has affected the expansion of emerging countries, including those of Latin America.

In Latin America, commodities-exporting countries continue to grow less in relation to the previous decade. Lower prices of commodities negatively affect investment, confidence and domestic income. Mexico has not fully benefited from the US recovery, and falling oil prices have hindered the implementation of a reform in the energy sector. Due to the currencies’ depreciation, inflation has been higher in almost all countries. The central banks of Chile, Colombia, Peru and Mexico are increasing monetary policy rates, despite low growth. The slowdown in economic activity and tax revenues related to lower commodities prices are also forcing governments to cut spending.

Although the region’s economic environment is unfavorable, economic fundamentals have given rise to differences between countries. Accordingly, slowdown in Chile, Colombia, Peru and Mexico has been smoother in relation to other Latin American countries.

In Brazil, GDP slowed down by 3.8% in 2015. The unemployment rate rose to 6.9% in December 2015 from 4.3% in December 2014. Inflation reached 10.67% in 2015. The Central Bank of Brazil increased the interest rate to 14.25% in July 2015 and kept it unchanged for the remaining year. The primary deficit closed up 2015 at 1.9% of GDP (deficit of 0.9% excluding the late payment of expenses), compared to a deficit of 0.6% GDP in 2014. The current account deficit decreased due to a more depreciated exchange rate and a reduction of economic activity. The deficit in external accounts fell to 3.3% of GDP in 2015 from 4.3% in 2014.

The US dollar appreciated 47% against the real in 2015, closing at R$3.90/US$. Brazil has international reserves of approximately US$370 billion.

At December 31, 2015, Itaú Unibanco’s assets totaled R$1,359,172 million and stockholders’ equity was R$106,462 million, compared to R$1,208,702 million and R$95,848 million, respectively, in 2014. At the end of 2015, the Prudential Conglomerate BIS ratio was 17.8%.

The table below shows the volume of credit transactions with loans (including endorsements and sureties) classified by type of creditor (individuals and companies), further broken down by type of product for individuals and by size of customer for companies.

27

	Year ended December 31
	2015	2014	2013	2015 X 2014	2014 X 2013
	(In millions of R$)
Loans to individuals	187,814	186,489	168,968	0.7%	10.4%
Credit card	58,542	59,321	54,234	(1.3%)	9.4%
Personal loans	28,961	28,541	27,373	1.5%	4.3%
Payroll loans	45,437	40,525	22,578	12.1%	79.5%
Vehicles	19,984	28,927	40,319	(30.9%)	(28.3%)
Real estate loans(1)	34,631	28,898	24,209	19.8%	19.4%
Rural loans(1)	258	277	254	(6.9%)	9.0%
Loans to companies(1)	288,135	285,540	269,650	0.9%	5.9%
Large companies	205,704	201,692	184,494	2.0%	9.3%
Very small, small and middle market	82,431	83,848	85,157	(1.7%)	(1.5%)
Latin America	72,125	53,491	44,778	34.8%	19.5%
Total loan, lease and other credit operations (including endorsements and sureties)(2)	548,073	525,519	483,397	4.3%	8.7%

(1)	Real estate loan and rural loan portfolios are presented within loans to individuals or loans to companies, as appropriate, according to the type of client. At December 31, 2015, the total real estate loan portfolio in Brazil amounted to R$45,597 million and the total rural loan portfolio amounted to R$9,651 million, compared to R$39,235 million and R$8,254 million, respectively, at December 31, 2014 and to R$34,151 million and R$7,268 million, respectively, at December 31, 2013.

(2)	At December 31, 2015, total endorsements and sureties was R$74,244 million, compared to R$73,759 million and R$71,162 million, respectively, at December 31, 2014 and December 31, 2013.

The balance of loan operations, including endorsements and sureties, was R$548,073 million at December 31, 2015, an increase of 4.3% compared to R$525,519 million at December 31, 2014. The balance of loans to individuals, excluding Latin America, totaled R$187,814 million at December 31, 2015, an increase of 0.7% from December 31, 2014. The credit card portfolio decreased 1.3% whereas the personal loan portfolio increased 1.5% when compared to December 31, 2014. The payroll loan portfolio increased 12.1% from December 31, 2014, mainly due to the portfolios of loans to retirees and pensioners of the INSS and to public servants, which, together, grew 13.7% compared to the end of December 2014. Vehicle financing decreased 30.9% at December 31, 2015 when compared to December 31, 2014, as a result of our stricter requirements for granting loans in this segment during this period. Real estate loans to individuals increased 19.8% at December 31, 2015 when compared to December 31, 2014, increasingly focused on lower risk portfolios with higher guarantees. Loans to companies, excluding Latin America, totaled R$288,135 million, an increase of 0.9% in relation to December 31, 2014, mainly influenced by the increase in loans to large companies, which totaled R$205,704 million at December 31, 2015, a 2.0% increase compared to December 31, 2014. In 2015, the loan portfolio of our operations in Latin America increased 34.8% compared to 2014. Excluding the effect of foreign exchange variation, the increase of this portfolio would have reached 7.3% in 12 months.

The 90-day coverage ratio (defined as the total allowance for loan losses corresponding to a percentage of loans in our portfolio, which are 90 days overdue) was 208% at December 31, 2015 as compared to a 90-day coverage ratio of 193% at December 31, 2014 and of 174% at December 31, 2013.

Our portfolio of loans under renegotiation over 30 days overdue, including extended, modified and deferred repayments, totaled R$14,932 million at December 31, 2015, and R$11,572 million at December 31, 2014, representing 3.2% and 2.6% of our total loan portfolio without endorsements and sureties. At December 31, 2015, the ratio of the allowance for loan losses to the renegotiated loan portfolio was 42.7%, a 780 basis point decrease as compared to December 31, 2014. At December 31, 2015, the default rate to renegotiated loans was 18.8%, a decrease of 530 basis points from December 31, 2014. Total renegotiated loan portfolio reached R$22,951 million at December 31, 2015, R$16,601 million at December 31, 2014, and R$17,565 million at December 31, 2013.

The default rate (loan operations 90 days overdue) was 3.5% at December 31, 2015, an increase of 40 basis points when compared to December 31, 2014.

At December 31, 2015, the balance of the allowance for loan losses totaled R$34,078 million. Of this total, R$23,093 million relates to the minimum level required by CMN Resolution No. 2,682/99 and R$10,985 million relates to the complementary provision. The balance of the allowance for loan losses additional to the minimum level required by CMN Resolution No. 2,682/99, was increased by R$4,655 million in 2015 and R$1,113 million in 2014.

At December 31, 2015, the ratio between the allowance for loan losses and our loan portfolio reached 7.2%, a 120 basis point increase in relation to December 31, 2014.

28

We will address the main corporate events that occurred in the period in item 10.3.

2014

In the year ended December 31, 2014, consolidated net income amounted to R$20,242 million with annualized return on average equity of 23.5%. At December 31, 2014, consolidated assets totaled R$1,208,702 million and consolidated stockholders’ equity was R$95,848 million, compared to R$1,105,721 million and R$81,024 million, respectively, at December 31, 2013. At December 31, 2014, the Financial Conglomerate Basel ratio was 16.9%.

The balance of loan operations, including endorsements and sureties, was R$525,519 million at December 31, 2014, an increase of 8.7% when compared to December 31, 2013. This increase was mainly due to lower risk portfolios and spreads in 2014 as compared to 2013. At December 31, 2014, loans to individuals and to companies, excluding Latin America, grew 10.4% and 5.9%, respectively, when compared to December 31, 2013. For loans to individuals, highlights were payroll loans and real estate loans, with increases of 79.5% and 19.4%, respectively, when compared to December 31, 2013, mainly due to the payroll loans acquired from Banco BMG S.A. (“Banco BMG”) and to the favorable environment in Brazil for real estate loans, as we focused on lower risk portfolios. With respect to loans to companies, the corporate portfolio increased 9.3% in 2014, in relation to December 31, 2013, and this growth was partially offset by a 1.5% decrease in the very small, small and middle-market companies portfolio. In 2014, the loan portfolio of our operations in Latin America increased 19.5% when compared to December 31, 2013.

The result of the allowance for loan losses (expenses for allowance for loan losses net of recovery of credits written off as losses) increased 4.5% in the year ended December 31, 2014, when compared to the year ended December 31, 2013.This increase was mainly due to the recognition of the allowance for loan losses additional to the minimum level required by CMN Resolution No. 2,682/99, mainly as a result of a lower economic growth scenario that could affect specific sectors. The default rate (loan operations 90 days overdue) was 3.1% at December 31, 2014, a decrease of 60 basis points when compared to December 31, 2013.

2013

In the year ended December 31, 2013, consolidated net income amounted to R$15,696 million with annualized return on average equity of 20.7%. At December 31, 2013, consolidated assets totaled R$1,105,721 million and consolidated stockholders’ equity was R$81,024 million, as compared to R$1,014,425 million and R$74,220 million, respectively, at December 31, 2012. At December 31, 2013, the Financial Conglomerate Basel ratio was 16.6%.

The balance of loan operations, including endorsements and sureties, was R$483,397 million at December 31, 2013, an increase of 13.3% when compared to December 31, 2012. This increase was mainly due to lower risk portfolios and spreads in 2013 as compared to 2012. At December 31, 2013, loans to individuals, excluding Latin America, grew R$168,968 million and the highlights were payroll loans and real estate loans, with increases of 66.6% and 34.1%, respectively, when compared to the year ended December 31, 2012, mainly due to the association with Banco BMG for payroll loan origination and to the favorable environment in Brazil for real estate loans, as we focused on lower risk portfolios. Loans to companies, excluding Latin America, reached R$269,650 million at the end of 2013, and the corporate portfolio alone reached for R$184,494 million. At December 31, 2013, the loan portfolio of our operations in Latin America reached R$44,778 million.

The result of the allowance for loan losses (expenses for allowance for loan losses net of recovery of loans written off as losses) decreased 29.8% in the year ended December 31, 2013, when compared to the year ended December 31, 2012. This decrease was mainly due to the decrease in the default rate arising from our focus on lower risk portfolios of products and clients. The default rate (loan operations 90 days overdue) was 3.7% at December 31, 2013, a decrease of 110 basis points when compared to December 31, 2012. Excluding the portfolio of Credicard S.A. (“Credicard”), the ratio would have reached 3.6% at December 31, 2013.

b) Corporate structure

At December 31, 2015, capital stock comprised 6,083,915,949 (5,530,832,681 at December 31, 2014) book-entry shares with no par value, of which 3,047,040,198 (2,770,036,544 at December 31, 2014) were common and 3,036,875,751 (2,760,796,137 at December 31, 2014) were preferred shares without voting rights, but with tag-along rights, in the event of a public offering of shares, at a price equal to 80% of the amount paid per share with voting rights in the controlling stake, as well as a dividend at least equal to that of the common shares. Capital stock totaled R$85,148 million (R$75,000 million at December 31, 2014), of which R$58,284 million (R$51,563 million at December 31, 2014) was held by stockholders domiciled in the country and R$26,864 million (R$23,437 million at December 31, 2014) was held by stockholders domiciled abroad.

We deem the current BIS ratio of 17.8% based on the Prudential Conglomerate at December 31, 2015 to be appropriate. At December 31, 2014, the Financial Conglomerate BIS ratio was 16.9%.

In the last three fiscal years, Itaú Unibanco has maintained the stake of third parties’ capital at levels it deems adequate, as follows:

29

R$ million

		% of Total liabilities and		% of Total liabilities and		% of Total liabilities and
	12/31/2015	stockholders' equity	12/31/2014	Stockholders' equity	12/31/2013	stockholders' equity
Stockholders' equity (1)	108,218	8.0%	98,263	8.1%	82,928	7.5%
Current liabilities (2)	706,656	52.0%	650,081	53.8%	604,738	54.7%
Long-term third-party capital (3)	544,299	40.0%	460,358	38.1%	418,055	37.8%
Total equity	1,359,173	100.0%	1,208,702	100.0%	1,105,721	100.0%

(1) Includes minority interest in subsidiaries.

(2) Current liabilities.

(3) Total liabilities excluding stockholders' equity and current liabilities.

c) Payment capability in relation to the financial commitments assumed

We ensure full payment capability in relation to the financial commitments assumed and we manage our liquidity reserves based on estimates of funds that will be available for investment, considering business continuation in normal conditions.

Liquidity risk control is carried out by an area independent from the business areas, and is responsible for defining the constitution of a reserve, proposing assumptions for behavior of cash flow in different time horizons, proposing limits for liquidity risk and monitoring established limits consistent with the risk appetite of the institution, informing on possible non-compliance, considering the liquidity risks individually in countries where we operate, simulating the behavior of cash flows under stress conditions, assessing and reporting risks inherent in new products and transactions on a timely basis, and reporting information required by regulatory bodies. Every activity is subject to analysis by independent areas of validation, internal controls and audit.

The following table presents assets and liabilities in accordance with their remaining contractual terms, considering non-discounted flows.

Undiscounted future flows except for derivatives*

FINANCIAL ASSETS (1)	0 - 30 days			31 - 365 days			366 - 720 days			Over 720 days			Total
	2015	2014	2013	2015	2014	2013	2015	2014	2013	2015	2014	2013	2015	2014	2013
Cash and deposits on demand	18,544	17,527	16,576	-	-	-	-	-	-	-	-	-	18,544	17,527	16,576

Interbank investments	229,295	170,482	110,510	40,016	51,967	45,993	696	1,097	614	239	32	145	270,246	223,578	157,262
Securities purchased under agreements to resell – Funded position (2)	72,091	74,275	23,979	-	-	-	-	-	-	-	-	-	72,091	74,275	23,979
Securities purchased under agreements to resell – Financed position	133,315	80,085	67,190	33,742	45,512	37,921	-	-	-	-	-	10	167,057	125,597	105,121
Interbank deposits	23,889	16,122	19,341	6,274	6,455	8,072	696	1,097	614	239	32	135	31,098	23,706	28,162

Securities	71,124	55,315	58,892	15,485	19,009	30,197	11,017	15,470	16,773	78,774	106,023	83,168	176,400	195,817	189,030
Government securities - available	65,965	45,587	50,573	-	-	-	-	-	-	-	-	-	65,965	45,587	50,573
Government securities – subject to repurchase commitments	68	3,440	4,327	2,675	5,491	17,741	712	5,473	8,805	6,866	41,548	52,301	10,321	55,952	83,174
Private securities - available	5,091	6,102	3,992	12,681	10,520	12,089	10,305	8,750	7,017	71,908	57,179	29,696	99,985	82,551	52,794
Private securities – subject to repurchase commitments	-	186	-	129	2,998	367	-	1,247	951	-	7,296	1,171	129	11,727	2,489

Derivative financial instruments	5,955	2,408	2,933	7,685	5,342	3,781	3,430	1,167	1,410	6,289	3,719	2,929	23,359	12,636	11,053
Net position	5,955	2,408	2,933	7,684	5,342	3,781	3,430	1,167	1,410	6,269	3,700	2,929	23,338	12,617	11,053
Swaps	666	448	396	2,140	812	745	1,935	643	865	4,406	2,913	2,436	9,147	4,816	4,442
Option	2,413	481	423	2,000	1,720	977	692	308	187	478	363	130	5,583	2,872	1,717
Forward (onshore)	1,204	846	2,018	1,961	1,548	1,048	1	-	184	-	-	65	3,166	2,394	3,315
Other derivative financial instruments	1,672	633	96	1,583	1,262	1,011	802	216	174	1,385	424	298	5,442	2,535	1,579
Loan and lease operations portfolio (3)	63,263	56,652	56,021	171,813	169,230	160,056	86,118	90,854	92,526	187,619	180,050	131,721	508,813	496,786	440,324

Total financial assets	388,181	302,384	244,932	234,999	245,548	240,027	101,261	108,588	111,323	272,921	289,824	217,963	997,362	946,344	814,245

(1) The assets portfolio does not take into consideration the balance of compulsory deposits in Central Bank, amounting to R$ 66,556 (R$ 63,106 at 12/31/2014 and R$ 77,010 at 12/31/2013) , which release of funds is linked to the maturity of the liability portfolios. The amounts of PGBL and VGBL are not considered in the assets portfolio because they are covered in Note 30.

(2) Net of R$ 9,461 (R$ 5,945 at 12/31/2014 and R$ 3,333 at 12/31/2013), which securities are restricted to guarantee transactions at BM&FBOVESPA S.A. and the Central Bank of Brazil.

(3) Net of payment to merchants of R$ 38,978 (R$ 39,386 at 12/31/2014 and R$ 34,142 at 12/31/2013) and the amount of liabilities from transactions related to credit assignment R$ 5,495 (R$ 4,336 at 12/31/2014 and R$ 4,233 at 12/31/2013).

* The table Financial Assets - Undiscounted future flows except for derivatives are published in the Complete Financial Statements in IFRS and they have audit of internal controls in connection with the Sarbanes-Oxley Act requirements.

30

Undiscounted future flows except for derivatives*

FINANCIAL LIABILITIES	0 - 30 days			31 - 365 days			366 - 720 days			Over 720 days			Total
	2015	2014	2013	2015	2014	2013	2015	2014	2013	2015	2014	2013	2015	2014	2013

Deposits	190,890	182,849	163,435	45,133	47,531	46,756	8,331	14,851	12,005	64,843	58,881	86,269	309,197	304,112	308,466
Demand deposits	61,092	48,733	42,892	-	-	-	-	-	-	-	-	-	61,092	48,733	42,892
Savings deposits	111,319	118,449	106,166	-	-	-	-	-	-	-	-	-	111,319	118,449	106,166
Time deposit	13,873	10,867	12,609	34,660	33,601	40,590	8,326	14,521	11,833	64,819	58,564	85,968	121,678	117,553	151,000
Interbank deposits	4,606	4,800	1,769	10,473	13,930	6,166	5	330	172	24	317	301	15,108	19,376	8,408

Compulsory deposits	(40,807)	(42,811)	(42,600)	(9,021)	(6,455)	(12,537)	(2,043)	(2,190)	(3,321)	(14,685)	(11,650)	(18,552)	(66,556)	(63,106)	(77,010)
Demand deposits	(10,224)	(7,404)	(8,821)	-	-	-	-	-	-	-	-	-	(10,224)	(7,404)	(8,821)
Savings deposits	(26,838)	(33,084)	(29,805)	-	-	-	-	-	-	-	-	-	(26,838)	(33,084)	(29,805)
Time deposit	(3,745)	(2,323)	(3,974)	(9,021)	(6,455)	(12,537)	(2,043)	(2,190)	(3,321)	(14,685)	(11,650)	(18,552)	(29,494)	(22,618)	(38,384)

Securities sold under repurchase agreements (1)	167,363	164,309	132,394	39,464	28,544	33,508	63,773	57,449	43,464	111,189	108,099	118,067	381,789	358,402	327,432

Funds from acceptances and issuance of securities (2)	4,188	4,054	3,176	24,186	24,017	20,511	19,178	10,777	14,363	40,612	14,319	12,598	88,164	53,167	50,648

Borrowing and onlending (3)	5,902	4,290	5,127	58,159	37,668	34,659	24,116	19,414	12,696	25,672	31,890	28,646	113,849	93,262	81,129

Subordinated debt (4)	4,775	191	214	10,115	6,537	8,752	13,764	12,979	5,146	56,006	56,349	63,918	84,660	76,056	78,029

Derivative financial instruments	3,765	1,728	2,421	8,537	5,116	2,972	4,104	1,318	1,607	11,269	7,668	4,092	27,675	15,830	11,092
Net position	3,764	1,728	2,421	8,526	5,085	2,956	4,104	1,318	1,607	11,265	7,668	4,092	27,659	15,799	11,076
Swaps	783	241	361	3,368	1,761	1,085	2,618	778	1,076	9,562	6,754	3,589	16,331	9,534	6,111
Option	1,460	431	406	3,025	1,853	1,058	805	353	316	493	420	141	5,783	3,057	1,921
Forward (onshore)	828	681	1,482	5	1	229	-	-	116	-	-	35	833	682	1,862
Other derivative financial instruments	693	375	172	2,128	1,470	584	681	187	99	1,210	494	327	4,712	2,526	1,182

Total financial liabilities	336,076	314,610	264,167	176,573	142,958	134,619	131,223	114,599	85,959	294,906	265,556	295,037	938,778	837,723	779,786

(1) Includes own and third parties’ portfolios.

(2) Includes mortgage notes, real estate credit bills, agribusiness, financial bills and structured operations certificates recorded in interbank market funds and liabilities for issuance of debentures and foreign securities recorded in funds from institutional markets.

(3) Recorded in funds from interbank markets.

(4) Recorded in funds from institutional markets.

* The table Financial Liabilities - Undiscounted future flows except for derivatives are published in the Complete Financial Statements in IFRS and they have audit of internal controls in connection with the Sarbanes-Oxley Act requirements.

d) Sources of financing used for working capital and investments in non-current assets used

The following table presents our average deposits and borrowings for the 12-month periods ended December 31, 2015, 2014 and 2013:

	Year ended December 31
	2015		2014		2013
	Average		Average		Average
	balance	% of Total	balance	% of Total	balance	% of Total
	(In millions of R$, except for percentages)
Interest-bearing liabilities	901,840	76.27%	825,797	78.57%	776,984	79.19%
Interest-bearing deposits	238,559	20.17%	236,280	22.48%	213,088	21.72%
Savings deposits	114,510	9.68%	111,613	10.62%	93,448	9.52%
Interbank deposits	21,519	1.82%	8,103	0.77%	7,795	0.79%
Time deposits	102,530	8.67%	116,565	11.09%	111,845	11.40%
Deposits received under repurchase agreements	326,008	27.57%	300,635	28.60%	292,301	29.79%
Funds from the acceptance and issue of securities	57,149	4.83%	46,051	4.38%	51,703	5.27%
Borrowings and onlending	97,270	8.23%	80,213	7.63%	68,222	6.95%
Other liabilities - Subordinated debt	61,004	5.16%	54,467	5.18%	54,050	5.51%
Technical provisions for insurance, pension plan and capitalization	121,851	10.30%	108,151	10.29%	97,620	9.95%
Non-Interest bearing liabilities	280,632	23.73%	225,299	21.43%	204,140	20.81%
Non-interest bearing deposits	54,883	4.64%	44,857	4.27%	37,601	3.83%
Other non-interest liabilities	225,749	19.09%	180,442	17.17%	166,539	16.97%
Total liabilities	1,182,473	100.00%	1,051,096	100.00%	981,124	100.00%

Some of our long-term debt allows for the anticipation of the outstanding principal balance upon the occurrence of specified events ordinarily included in long-term financing agreements. Until December 31, 2015, there was no advance of outstanding principal balance as a result of any of these events.

Under Brazilian law, cash dividends may only be paid if the subsidiary paying such dividends has reported a profit in its financial statements. In addition, subsidiaries that are financial institutions are prohibited from making loans to Itaú Unibanco, but are allowed to make deposits in Itaú Unibanco, by means of Interbank Deposit Certificates (CDIs). These restrictions have not had, and are not expected to have, a material impact on our ability to meet our cash obligations.

31

The following table sets out the breakdown of our sources of funding at December 31, 2015, 2014 and 2013.

	2015		2014		2013
		% of		% of		% of
		total		total		total
	millions of R$	funding	millions of R$	funding	millions of R$	funding
Deposits	292,610	32.7	294,773	36.0	274,383	36.6
Demand deposits	61,092	6.8	48,733	6.0	42,891	5.7
Saving deposits	111,319	12.4	118,449	14.5	106,166	14.2
Time deposits	105,250	11.8	108,465	13.2	117,131	15.6
Interbank deposits	14,949	1.7	19,125	2.3	8,194	1.1
Securities sold under repurchase agreements	350,954	39.2	325,013	39.7	292,179	39.0
Interbank market debt	156,985	17.5	126,054	15.4	111,120	14.8
Mortgage notes	139	0.0	144	0.0	181	0.0
Real estate credit bills	14,454	1.6	10,832	1.3	8,919	1.2
Agribusiness credit bills	13,775	1.5	7,810	1.0	7,273	1.0
Financial credit bills	18,496	2.1	10,645	1.3	13,824	1.8
Import and export financing	65,786	7.3	43,546	5.3	33,638	4.5
On lending-domestic	38,804	4.3	45,230	5.5	43,016	5.7
Liabilities from transactions related to credit assignments	5,495	0.6	4,336	0.5	4,233	0.6
Liabilities from sales operations or transfer of financial assets	38	0.0	3,510	0.4	37	0.0
Institucional market debt	94,512	10.6	72,887	8.9	71,699	9.6
Subordinated debt	65,785	7.3	54,569	6.7	55,639	7.4
Foreign borrowings through securities	24,782	2.8	16,085	2.0	16,060	2.1
Structured Operations Certificates	3,945	0.4	2,233	0.3	-	-
Total	895,062	100.0	818,727	100.0	749,381	100.0

e) Sources of financing for working capital and investments in non-current assets that the Issuer intends to use to cover liquidity deficiencies

Our Board of Directors determines our policy regarding liquidity risk management, and establishes broad quantitative liquidity risk management limits in line with our risk appetite. The Superior Market and Liquidity Risk Committee (“CSRML”), previously called the Superior Institutional Treasury and Liquidity Committee (CSTIL), composed of members of senior management, is responsible for the strategic liquidity risk management in line with the board-approved liquidity risk framework and our declared risk appetite. In establishing our guidelines, the CSRML considers the liquidity implications of each market segment and product. The institutional treasury unit of Itaú Unibanco is responsible for the day-to-day management of the Itaú Unibanco Conglomerate’s liquidity profile, within the parameters set by the Board of Directors and the CSRML. This includes oversight responsibility with respect to all business units operating outside of Brazil.

We maintain separate liquidity pools at our Brazilian operations and at each of our subsidiaries in Latin America and Europe. Our Brazilian operations include financial institutions in Brazil and entities used by Brazilian operations for funding and serving their clients abroad. Each subsidiary in Latin America (e.g., in Chile, Argentina, Uruguay, Colombia and Paraguay) and in Europe has its own treasury function with appropriate autonomy to manage liquidity according to local needs and regulations, while remaining in compliance with the liquidity limits established by Itaú Unibanco senior management. In general, there are rarely liquidity transfers between subsidiaries or between the head office and a subsidiary, except under very specific circumstances (e.g., targeted capital increases). Brazil, Argentina, the United Kingdom, and Colombia are the only countries in which we operate where local regulators have established local liquidity levels and regulations.

CMN regulation also establishes capital conservation and countercyclical buffers for Brazilian financial institutions, and determines their minimum percentages, as well as which sanctions and limitations will apply in case of non-compliance with such additional requirements.

We define our consolidated group operational liquidity reserve as the total amount of assets that can be rapidly turned into cash, based on local market practices and legal regulations. This reserve generally includes: cash and deposits on demand, and unencumbered government securities, whether own portfolio or funded positions of securities purchased under agreements to resell.

32

The following table presents our operational liquidity reserve at December 31, 2015, 2014 and 2013:

				In millions of R$
	As of December 31,			2015 Average
	2015	2014	2013	Balance (1)
Cash and Deposits on Demand	18,544	17,527	16,576	18,180

Funded Positions of Securities Purchased under Agreements to Resell (2)	72,091	74,275	23,979	56,045

Unencumbered Government Securities	65,965	45,587	50,573	56,052

Operational Reserve	156,600	137,389	91,128	130,277

(1) Average calculated based on the quarterly Financial Reports.

(2) Net of R$ 9,461 (R$ 5,945 at 12/31/2014 and R$ 3,333 at 12/31/2013), which securities are restricted to guarantee transactions at BM&FBOVESPA S.A. and the Central Bank of Brazil.

Management controls the liquidity reserves by projecting the funds that will be available for investment by our treasury department. The technique we employ involves the statistical projection of scenarios for our assets and liabilities, considering the liquidity profiles of our counterparties.

Short-term minimum liquidity limits are defined according to guidelines set by CSRML. These limits aim to ensure that Itaú Unibanco Conglomerate always has sufficient liquidity available to cover unforeseen market events. These limits are revised periodically, based on the projection of cash needs in atypical market situations (stress scenarios).

Management of liquidity makes it possible for us to simultaneously meet our operating requirements, protect our capital and exploit market opportunities. Our strategy is to maintain adequate liquidity to meet our present and future financial obligations and to capitalize on potential business opportunities.

We are exposed to effects of the disruptions and volatility in the global financial markets and the economies in those countries where we do business, especially Brazil. However, due to our stable sources of funding, which include a large deposit base, the large number of correspondent banks with which we have long-standing relationships, as well as facilities in place, which enable us to access further funding when required, we have not historically experienced liquidity challenges, even during periods of disruption in the international financial markets.

Should the liquidity reserve reach a level below the minimum set by the Board and Superior Committees, the Liquidity Crisis Committee is convened to put the Institutional Treasury Contingency Plan into action. This Committee is composed of (i) the Vice-President of the Institutional Treasury Committee; (ii) the Banking Treasury Officer; (iii) the Liquidity Risk Superintendent; and (iv) the Market and Liquidity Risk Officer. Previously approved actions by the Board of Directors include (i) raising funds in the domestic and foreign markets; (ii) non-renewal of assets; (iii) realization of sale agreements and sale of securities; and (iv) releasing the margin arising from reducing positions on the BM&FBovespa.

f) Indebtedness ratios and the characteristics of the debts, also describing:

I - Relevant loan and financing agreements

II - Other long-term relationships with financial institutions

The Issuer has funding, borrowings and onlending as its main sources of financing. The breakdown of funding by maturity is presented in the following table:

33

					R$thousand

	12/31/2015
	0-30	31-180	181-365	Over 365 days	Total
Deposits	190,351,317	27,978,880	14,288,581	59,991,640	292,610,418
Deposits received under securities repurchase agreements	159,062,020	15,184,948	21,262,330	155,444,814	350,954,112
Funds from acceptance and issuance of securities	4,127,554	16,509,670	8,096,081	46,857,049	75,590,354
Borrowings and onlending	4,419,173	29,333,803	23,983,995	46,852,304	104,589,275
Subordinated debt	4,722,346	1,810,142	3,675,637	55,576,439	65,784,564
Total	362,682,410	90,817,443	71,306,624	364,722,246	889,528,723
% per maturity term	41.1	9.5	8.5	40.9

	12/31/2014
	0-30	31-180	181-365	Over 365 days	Total
Deposits	183,573,672	36,828,551	8,537,506	65,833,519	294,773,248
Deposits received under securities repurchase agreements	161,993,276	11,279,963	15,150,192	136,589,676	325,013,107
Funds from acceptance and issuance of securities	3,959,451	13,833,959	8,608,102	21,348,192	47,749,704
Borrowings and onlending	4,795,395	19,194,244	23,033,385	41,753,444	88,776,468
Subordinated debt (*)	173,963	692,715	1,966,184	52,784,528	55,617,390
Total	354,495,757	81,829,432	57,295,369	318,309,359	811,929,917
% per maturity term	43.7	10.1	7.1	39.2
(*) Includes R$1,048,455 of Redeemable Preferred Shares classified under minority interests in the Balance Sheet.

	12/31/2013
	0-30	31-180	181-365	Over 365 days	Total
Deposits	163,085,333	33,345,417	12,107,656	65,845,056	274,383,462
Deposits received under securities repurchase agreements	145,242,341	13,662,590	15,190,650	118,083,596	292,179,177
Funds from acceptance and issuance of securities	2,916,440	10,422,111	9,354,247	23,563,592	46,256,390
Borrowings and onlending	4,388,078	18,544,637	15,644,315	38,076,272	76,653,302
Subordinated debt (*)	146,350	4,091,197	1,899,653	50,426,467	56,563,667
Total	315,778,542	80,065,952	54,196,521	295,994,983	746,035,998
% per maturity term	42.3	10.7	7.3	39.7

(*) Includes R$924,605 of Redeemable Preferred Shares classified under minority interests in the Balance Sheet.

34

The table below shows funding through the issuance of subordinated debt securities up to December 31, 2015.

R$thousand

Description
	Principal amount
Name of security / currency	(original currency)	Issue	Maturity	Return p.a.	Account balance
Subordinated CDB - BRL

	465,835	2006	2016	100% of CDI + 0.7% (*)	1,235,297
	2,719,268	2010	2016	110% to 114% of CDI	5,257,266
	122,500			IPCA + 7.21% to 7.33%	267,613
	366,830	2010	2017	IPCA + 7.21% to 7.33%	806,699

				Total	7,566,875

Subordinated financial bill - BRL
	365,000	2010	2016	100% of CDI + 1.35% to 1.36%	384,821
	1,874,000			112% to 112.5% of CDI	1,973,116
	30,000			IPCA + 7%	59,390
	206,000	2010	2017	IPCA + 6.95% to 7.2%	312,164
	3,223,500	2011	2017	108% to 112% of CDI	3,494,200
	352,400			IPCA + 6.15% to 7.8%	578,184
	138,000			IGPM + 6.55% to 7.6%	240,906
	3,650,000			100% of CDI + 1.29% to 1.52%	3,789,816
	500,000	2012	2017	100% of CDI + 1.12%	506,275
	42,000	2011	2018	IGPM + 7%	60,345
	30,000			IPCA + 7.53% to 7.7%	44,433
	460,645	2012	2018	IPCA + 4.4% to 6.58%	689,817
	3,782,100			100% of CDI + 1.01% to 1.32%	3,900,015
	6,373,127			108% to 113% of CDI	7,028,255
	112,000			9.95% to 11.95%	157,938
	2,000	2011	2019	109% to 109.7% of CDI	3,110
	12,000	2012	2019	11.96%	18,591
	100,500			IPCA + 4.7% to 6.3%	147,928
	1,000			110% of CDI	1,526
	20,000	2012	2020	IPCA + 6% to 6.17%	32,592
	1,000			111% of CDI	1,532
	6,000	2011	2021	109.25% to 110.5% of CDI	9,573
	2,306,500	2012	2022	IPCA + 5.15% to 5.83%	3,453,716
	20,000			IGPM + 4.63%	24,813
				Total	26,913,056

Subordinated Euronotes - USD
	1,000,000	2010	2020	6.2%	3,947,729
	1,000,000	2010	2021	5.75%	3,890,497
	750,000	2011	2021	5.75% to 6.2%	3,075,838
	550,000	2012	2021	6.2%	2,147,640
	2,625,000	2012	2022	5.5% to 5.65%	10,363,629
	1,870,000	2012	2023	5.13%	7,351,874
				Total	30,777,207

Subordinated bonds - CLP	41,528,200	2008	2033	3.5% to 4.5%	240,924
	47,831,440	2014	2034	3.8%	286,502
				Total	527,426

Total					65,784,564

(*)Subordinated CDBs may be redeemed as from November 2011.

In Itaú Unibanco, the portfolio is composed of Subordinated Euronotes with maturity of up to 30 days in the amount of R$125,323 thousand (R$85,325 thousand at 12/31/2014), with maturities of 31 to 180 days in the amount of R$303,668 thousand (R$206,567 at 12/31/2014) and over 365 days in the amount of R$30,348,216 thousand (R$20,638,858 thousand at 12/31/2014), totaling R$30,777,207 thousand (R$20,930,750 thousand at 12/31/2014).

III - Level of subordination of debts

In the case of judicial or extrajudicial liquidation of the Issuer, there is an order of priority as to the repayment to the many creditors of the bankrupt estate. Particularly in relation to debts comprising the Issuer’s indebtedness, the following order of repayment shall be obeyed: secured debts, unsecured debts, and subordinated debts. It is worth mentioning that, with respect to secured debt, creditors have priority in relation to the others up to the limit of the asset pledged to secure them, since there is no subordination among the unsecured creditors or subordinated creditors.

35

The funding through the issuance of subordinated debt securities is as follows:

R$Million

	12/31/2015
				Over 365
	0-30	31-180	181-365	days	Total	%
CDB	4,503	1,022	1,235	807	7,567	11.5
Financial bills	89	473	2,424	23,928	26,913	40.9
Euronotes	125	304	-	30,432	30,861	46.9
Bonds	5	12	17	494	527	0.8
(-) Transaction costs incurred	-	-	-	(83)	(83)	-
Total other liabilities	4,722	1,810	3,676	55,576	65,785
Grand total	4,722	1,810	3,676	55,576	65,785
% per maturity term	7.1	2.8	5.6	84.5

	12/31/2014
	0-30	31-180	181-365	Over 365 days	Total	%
CDB	-	-	899	6,560	7,459	13.4
Financial bills	85	477	6	25,199	25,766	46.4
Euronotes	85	207	-	20,699	20,991	37.7
Bonds	4	9	13	387	414	0.7
(-) Transaction costs incurred	-	-	-	(61)	(61)	-
Total other liabilities	174	693	918	52,785	54,569
Redeemable preferred shares	-	-	1,048	-	1,048	1.9
Grand total	174	693	1,966	52,785	55,617
% per maturity term	0.4	1.2	3.5	94.9

	12/31/2013
				Over 365
	0-30	31-180	181-365	days	Total	%
CDB	-	3,496	1,885	6,628	12,009	21.2
Financial bills	71	400	5	24,506	24,983	44.2
Euronotes	75	182	-	18,254	18,512	32.8
Bonds	-	9	9	179	197	0.3
(-) Transaction costs incurred	-	-	-	(62)	(62)	-
Total other liabilities	146	4,087	1,900	49,506	55,639
Redeemable preferred shares	-	4	-	921	925	1.6
Grand total	146	4,091	1,900	50,426	56,564
% per maturity term	0.3	7.2	3.4	89.1

A table showing the funding through the issuance of subordinated debt securities is included in Item 10.1.(f.II) of this form.

IV - Any restrictions imposed on the Issuer, in particular in relation to limits for indebtedness and contracting new debt, the distribution of dividends, disposal of assets, issuance of new securities and disposal of shareholding control, as well as whether the Issuer is complying with these restrictions

In March 2010, Itaú Unibanco established a program for the issuance and distribution of notes through certain financial intermediaries (the “Program“). The Program as currently existing establishes that the Issuer itself, or its Cayman Islands branch, may issue subordinated or senior notes (“Notes“) up to the limit of US$100,000,000,000.00 (one hundred billion US dollars).

The Program contains financial covenants that determine the early repayment of the unpaid principal amount of the Notes upon the occurrence of certain events, also known as Events of Default, as is ordinarily included in long-term financing contracts. The Events of Default applicable to the Senior Notes issued under the Program are: (i) failure to pay any amounts due in respect of the Notes (Non-payment); (ii) failure to perform or comply with any material obligation which is not a financial obligation to pay any amounts under the Notes (Breach of other obligations); (iii) acceleration or failure to pay any other indebtedness of Itaú Unibanco in an amount equal or greater than 0.8% of its regulatory capital (cross default); (iv) dissolution and insolvency of Itaú Unibanco; and (v) any events analogous to the previous items. The Events of Default applicable to the Subordinated Notes issued under the Program are: (i) failure to pay any amounts due under the Notes (Non-payment); (ii) dissolution and insolvency; and (iii) any events analogous to the previous items.

36

At December 31, 2015, none of the previously described financial covenants were breached and there was no failure to pay any financial obligation assumed under the Program.

To date, the following issuances (the “Issuances“) have been completed in accordance with the Program:

(i) First Issuance: Subordinated Notes amounting to US$1,000,000,000.00 (one billion US dollars) issued on April 15, 2010, with maturity on April 15, 2020, which were accepted for listing and trading on the Luxembourg Stock Exchange;

(ii) Second Issuance: Subordinated Notes amounting to US$1,000,000,000.00 (one billion US dollars) issued on September 23, 2010, with maturity on January 22, 2021, which were accepted for listing and trading on the Luxembourg Stock Exchange;

(iii) Third Issuance: Senior Notes amounting to R$500,000,000.00 (five hundred million reais) issued on November 23, 2010, settled on November 23, 2015;

(iv) Reopening of the Second Issuance: Subordinated Notes amounting to US$250,000,000.00 (two hundred fifty million US dollars) issued on January 31, 2011, with maturity on January 22, 2021, which were accepted for listing and trading on the Luxembourg Stock Exchange. These Subordinated Notes were issued and distributed by reopening the second issuance of Subordinated Notes and are the second series of the second issuance of Subordinated Notes under the Program. The Subordinated Notes issued in the first series and the Subordinated Notes issued in the second series of the second issuance share the same ISIN and CUSIP code and are fungible with each other;

(v) Fourth Issuance: Subordinated Notes amounting to US$500,000,000.00 (five hundred million US dollars) issued on June 21, 2011, with final maturity on December 21, 2021, which were accepted for listing and trading on the Luxembourg Stock Exchange;

(vi) Reopening of the Fourth Issuance: Subordinated Notes amounting to US$550,000,000.000 (five hundred fifty million US dollars) issued on January 24, 2012, with maturity on December 21, 2021, which were accepted for listing and trading on the Luxembourg Stock Exchange. These Subordinated Notes were issued and distributed by reopening the fourth issuance of Subordinated Notes and are the second series of the fourth issuance of Subordinated Notes under the Program. The Subordinated Notes issued in the first series and the Subordinated Notes issued in the second series of the fourth issuance share the same ISIN and CUSIP code and are fungible with each other;

(vii) Fifth Issuance: Subordinated Notes amounting to US$1,250,000,000.00 (one billion, two hundred fifty million US dollars) issued on March 19, 2012, with maturity on March 19, 2022, which were accepted for listing and trading on the Luxembourg Stock Exchange;

(viii) Sixth Issuance: Subordinated Notes amounting to US$1,375,000,000.00 (one billion, three hundred seventy-five million US dollars) issued on August 6, 2012, with maturity on August 6, 2022, which were accepted for listing and trading on the Luxembourg Stock Exchange;

(ix) Seventh Issuance: Subordinated Notes amounting to US$1,870,000,000.00 (one billion, eight hundred seventy million US dollars) issued on November 13, 2012, with maturity on May 13, 2023, which were accepted for listing and trading on the Luxembourg Stock Exchange ; and

(x) Eighth Issuance: Senior Notes amounting to US$1,050,000,000.00 (one billion, fifty million US dollars) issued on May 26, 2015, with maturity on May 26, 2018, which were accepted for listing and trading on the Luxembourg Stock Exchange.

The Program and the Issuances impose certain conditions and restrictions on the Issuer, as follows:

a. Disposal of Assets and Disposal of Shareholding Control - the Issuer is allowed to dispose of all or a substantial portion of its assets, including through corporate restructuring (such as mergers and spin-off processes), without the consent of the owners of the Notes, provided that, as a result of the transactions above:

(i) the entity which receives these assets or succeeds the Issuer undertakes to comply with all obligations of repayment relating to the principal and interest arising from any notes issued as provided for in the Program, as well as undertakes to assume all other obligations imposed on the Issuer;

(ii) no event of default occurs by carrying out these transactions; and

(iii) from any public announcement of the transaction and before its completion, the management of the Issuer represent to the trustee that the asset disposal is in compliance with the obligations and restrictions imposed on the Issuer, and the legal advisors of the Issuer deliver a legal opinion to the trustee on the assumption of obligations arising from the Program by the new entity that will take over the assets or that will succeed the Issuer.

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g) Limits on financing already contracted and percentages used

Itaú Unibanco is subject to parameters required by monetary authorities, in accordance with the Basel principles.

Management deems the current Basel ratio (17.8% based on the Consolidated Prudential, of which 14.0% of Tier I and 3.8% of Tier II) to be appropriate, as it exceeds by 680 basis points the minimum required by the authorities (11.0%).

h) Significant changes in each item of the consolidated financial statements

R$ million

Assets	12/31/2015	12/31/2014	12/31/2013	2015 X 2014	2014 X 2013

Current assets and long term receivables	1,340,483	1,188,779	1,088,131	12.8%	9.2%
Cash and cash equivalents	18,544	17,527	16,576	5.8%	5.7%
Interbank investments	280,944	229,828	159,653	22.2%	44.0%
Securities and derivative financial instruments	338,391	299,627	297,334	12.9%	0.8%
Interbank and interbranch accounts	67,373	63,810	78,100	5.6%	(18.3%)
Operations with credit granting characteristics and other receivables	473,829	451,760	412,235	4.9%	9.6%
(Allowance for loan losses)	(34,078)	(26,948)	(26,371)	26.5%	2.2%
Other assets	195,480	153,175	150,604	27.6%	1.7%
Permanent assets	18,689	19,923	17,591	(6.2%)	13.3%
Investments	3,939	3,526	3,439	11.7%	2.5%
Fixed assets and leased assets	7,055	7,561	6,511	(6.7%)	16.1%
Goodwill	232	204	1,921	13.7%	(89.4%)
Intangible assets	7,463	8,632	5,720	(13.5%)	50.9%
Total assets	1,359,172	1,208,702	1,105,721	12.4%	9.3%

Liabilities	12/31/2015	12/31/2014	12/31/2013	2015 X 2014	2014 X 2013
Current and long-term liabilities	1,248,995	1,109,017	1,021,668	12.6%	8.5%
Deposits	292,610	294,773	274,383	(0.7%)	7.4%
Demand deposits	61,092	48,733	42,891	25.4%	13.6%
Savings deposits	111,319	118,449	106,166	(6.0%)	11.6%
Interbank deposits	14,949	19,125	8,194	(21.8%)	133.4%
Time deposits	105,250	108,465	117,131	(3.0%)	(7.4%)
Deposits received under securities repurchase agreements	350,954	325,013	292,179	8.0%	11.2%
Funds from acceptance and issue of securities	75,590	47,750	46,256	58.3%	3.2%
Interbank and interbranch accounts	6,926	5,260	5,117	31.7%	2.8%
Borrowings and onlending	104,589	88,776	76,653	17.8%	15.8%
Derivative financial instruments	31,116	17,394	11,420	78.9%	52.3%
Technical provisions for insurance, pension plan and capitalization	132,053	112,675	102,060	17.2%	10.4%
Other liabilities	255,155	217,374	213,598	17.4%	1.8%
Foreign exchange portfolio	68,466	43,176	46,308	58.6%	(6.8%)
Subordinated debt	65,785	54,569	55,639	20.6%	(1.9%)
Sundry	120,905	119,629	111,651	1.1%	7.1%
Deferred income	1,960	1,423	1,125	37.7%	26.4%
Minority interest in subsidiaries	1,755	2,415	1,903	(27.3%)	26.9%
Stockholders' equity	106,462	95,848	81,024	11.1%	18.3%
Total liabilities	1,359,172	1,208,702	1,105,721	12.4%	9.3%

We present below the main changes in the balance sheet accounts at December 31, 2015, 2014 and 2013.

The total assets balance was R$1,359,172 million at the end of 2015, an increase of 12.4% compared to the previous year, since, in 2014, total assets of Itaú Unibanco amounted to R$1,208,702 million. From 2013 to 2014, the increase was 9.3% compared to the balance of R$1,105,721 million in 2013.

The balance of loan operations, without endorsements and sureties, reached R$473,829 million in 2015, an increase of 4.9% in relation to 2014. In Brazil, the portfolio of loans to individuals, without endorsements and sureties, totaled R$187,264 million, an increase of 0.7% compared to the balance of 2014. In the large companies segment, the portfolio balance was R$139,728 million and in the very small, small and middle-market companies segment it reached R$78,364 million, an increase of 3.1% and a decrease of 1.6% compared to 2014, respectively. The loan and financing operations targeted at the retail market, which include individuals and very small, small and middle-market companies, remained stable when compared to December 31, 2014, and totaled R$265,627 million. In 2015, the real estate loan portfolio in Brazil reached R$45,597 million, an increase of 16.2% compared to the previous year. The volume of real estate loans to individual borrowers was R$34,631 million, whereas loans to companies reached R$10,966 million.

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In the 2013-2014 comparison, the balance of loan operations, without endorsements and sureties, increased 9.6%, reaching R$451,760 million. In Brazil, the portfolio of loans to individuals totaled R$185,937 million, which represented an increase of 10.4% when compared to December 31, 2013. In the large companies segment, the portfolio balance reached R$135,533 million, and in the very small, small and middle-market companies segment, it reached R$79,635 million at the end of 2014, a decrease of 2.1% from the previous year. Loan and financing operations targeted at the retail market, which include individuals and very small, small and middle-market companies, totaled R$265,571 million, a 6.3% increase in the period. In 2014, the real estate loan portfolio in Brazil reached R$39,235 million, an increase of 14.9% compared to the previous year. The volume of real estate loans to individual borrowers was R$28.898 million, whereas loans to companies reached R$10.336 million.

In 2015, our main sources of funding are deposits received under securities repurchase agreements, in the amount of R$350,954 million, and deposits, in the amount of R$292.610, which include demand, savings, time and interbank deposits. In 2015, total deposits represented 32.9% of total funds. In 2014, total deposits reached R$294,773 million, representing 36.3% of total funds. In 2013, total deposits reached approximately R$274,383 million, representing 36.8% of total funds. At December 31, 2015, 2014 and 2013, our time deposits represented 36.0%, 36.8%, and 42.7% of total deposits, respectively.

The deposits balance at December 31, 2015 decreased 0.7%, compared to the same period of the previous year, mainly due to decreases in the funding through interbank and savings deposits. In the end of 2014, the deposits balance increased 7.4%, compared to December 31, 2013, impacted by increased funding through interbank and savings deposits.

Stockholders’ equity totaled R$106,462 million in 2015, compared to R$95,848 million at the end of 2014, and R$81,024 million in 2013, representing an increase of 11.1% in 2015 as compared to 2014, and of 18.3% in 2014 as compared to 2013. The variation for 2015, 2014 and 2013 is basically due to the results for the periods.

10.2 - Executive officers should comment on:

a) Results of operations, in particular:

I - Description of any important components of revenue

II - Factors that materially affected operating income and expenses

Results of Operations for the Years Ended December 31, 2015, 2014 and 2013

Highlights

In the year ended December 31, 2015, consolidated net income amounted to R$23,360 million, with annualized return on average equity of 23.5%. At December 31, 2015, consolidated assets totaled R$1,359,172 million and consolidated stockholders’ equity was R$106,462 million, compared to R$1,208,702 million and R$95,848 million, respectively, at December 31, 2014. At December 31, 2015, the Prudential Conglomerate BIS ratio was 17.8%.

In the year ended December 31, 2014, consolidated net income amounted to R$20,242 million, with annualized return on average equity of 23.5%. At December 31, 2014, consolidated assets totaled R$1,208,702 million and consolidated stockholders’ equity was R$95,848 million, compared to R$1,105,721 million and R$81,024 million, respectively, at December 31, 2013. At December 31, 2014, the Financial Conglomerate BIS ratio was 16.9%.

In the year ended December 31, 2013, consolidated net income amounted to R$15,696 million, with annualized return on average equity of 20.7%. At December 31, 2013, consolidated assets totaled R$1,105,721 million and consolidated stockholders’ equity was R$81,024 million, compared to R$1,014,425 million and R$74,220 million, respectively, at December 31, 2012. At December 31, 2013, the Financial Conglomerate BIS ratio was 16.6%.

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Net Income

The table below shows the main components of net income for the years ended December 31, 2015, 2014 and 2013.

	Year ended December 31
	2015	2014	2013	Variation	Variation
	(In millions of R$)			2015 - 2014	2014 - 2013
Income from financial operations	163,594	125,024	93,821	30.9%	33.3%
Expenses on financial operations	(113,853)	(73,137)	(48,702)	55.7%	50.2%
Income from financial operations before loan losses	49,741	51,887	45,119	(4.1%)	15.0%
Results of loan losses	(22,427)	(14,203)	(13,595)	57.9%	4.5%
Gross income from financial operations	27,314	37,684	31,525	(27.5%)	19.5%
Other operating revenues (expenses)	(12,575)	(11,555)	(11,769)	8.8%	(1.8%)
Operating income	14,739	26,128	19,756	(43.6%)	32.3%
Non-operating income	1	1,116	37	(99.9%)	2921.4%
Income before taxes on income and profit sharing	14,740	27,245	19,793	(45.9%)	37.6%
Income tax and social contribution expenses	9,215	(6,437)	(3,702)	(243.2%)	73.9%
Profit sharing	(239)	(261)	(259)	(8.2%)	0.7%
Minority interest in subsidiaries	(356)	(305)	(136)	16.7%	124.0%
Net income	23,360	20,242	15,696	15.4%	29.0%

For the years ended December 31, 2015, 2014 and 2013, net income was influenced by non-recurring revenue. For more information, please refer to Note 22(k) to our consolidated financial statements.

Income from Financial Operations

The table below shows the main components of our income from financial operations for the years ended December 31, 2015, 2014 and 2013.

	Year ended December 31
	2015	2014	2013	Variation	Variation
	(In millions of R$)			2015 - 2014	2014 - 2013
Loan, lease and other credit operations	78,319	67,439	58,839	16.1%	14.6%
Securities and derivative financial instruments	64,820	39,137	25,337	65.6%	54.5%
Insurance, pension plan and capitalization	13,432	9,883	3,893	35.9%	153.9%
Foreign exchange operations	1,282	2,671	1,325	(52.0%)	101.6%
Compulsory deposits	5,741	5,893	4,428	(2.6%)	33.1%
Total income from financial operations	163,594	125,024	93,821	30.9%	33.3%

In the year ended December 31, 2015, income from financial operations increased 30.9%, from R$125,024 million in the year ended December 31, 2014 to R$163,594 million in the year ended December 31, 2015, an increase of R$38,570 million. This increase was primarily due to the rise in income from securities and derivative financial instruments, loan, lease and other credit operations, and from insurance, pension plans and capitalization.

Income from financial operations increased 33.3% in 2014, from R$93,821 million in the year ended December 31, 2013 to R$125,024 million in the year ended December 31, 2014, an increase of R$31,202 million. This increase was mainly due to the higher income from securities and derivative financial instruments, loan, lease and other credit operations, and from insurance, pension plans and capitalization.

Income from Loan, Lease and Other Credit Operations, including Endorsements and Sureties

In the year ended December 31, 2015, income from loan, lease and other credit operations increased 16.1%, from R$67,439 million in the year ended December 31, 2014 to R$78,319 million. The growth in income from loan, lease and other credit operations was impacted by the loan portfolio increase. Further details on the increase in our loan portfolio are presented in item 10.2 of this report.

Income from loan, lease and other credit operations increased 14.6%, from R$58,839 million in the year ended December 31, 2013 to R$67,439 million in the year ended December 31, 2014, an increase of R$8,601 million. This increase was mainly due to the growth in our loan operations by 9.6%, combined with the growth in short-term products, which are sensitive to movements in interest rates, such as overdrafts and credit cards.

Income from Securities and Derivative Financial Instruments

In the year ended December 31, 2015, income from securities and derivative financial instruments totaled R$64,820 million, an increase of 65.6% from the year ended December 31, 2014. This increase reflects the larger gains from these instruments used to hedge the impact of exchange rate variations on our investments in foreign subsidiaries and the rise in the average Selic rate between periods.

Income from securities and derivative financial instruments increased 54.5%, or R$13,800 million, from R$25,337 million in the year ended December 31, 2013 to R$39,137 million in the year ended December 31, 2014. This increase in income from securities and derivative financial instruments reflects the larger gains from these instruments used to hedge the impact of exchange rate variations on our investments in foreign subsidiaries and the rise in the average Selic rate between periods.

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Financial Income from Insurance, Pension Plan and Capitalization Operations

Financial income from insurance, pension plan and capitalization operations increased 35.9% from R$9,883 million in the year ended December 31, 2014 to R$13,432 million in the year ended December 31, 2015, an increase of R$3,549 million. This increase was due to higher income from pension plans, impacted by the rise in the average Selic rate in the year.

Financial income from insurance, pension plan and capitalization operations increased 153.9%, from R$3,893 million in the year ended December 31, 2013 to R$9,883 million in the year ended December 31, 2014, an increase of R$5,990 million, mainly due to the increased income from pension plans, impacted by a higher average Selic rate which led to the rise in the profitability of fixed income funds in those periods.

Income from Foreign Exchange Operations

Income from foreign exchange operations decreased from R$2,671 million in the year ended December 31, 2014 to R$1,282 million in the year ended December 31, 2015.

Income from foreign exchange operations increased from R$1,325 million in the year ended December 31, 2013 to R$2,671 million in the year ended December 31, 2014. This increase in income from foreign exchange operations was mainly due to higher arbitrage gains on foreign exchange operations.

Income from Compulsory Deposits

Income from compulsory deposits decreased 2.6%, or R$152 million, from R$5,893 million in the year ended December 31, 2014 to R$5,741 million in the year ended December 31, 2015. At December 31, 2015, we recorded compulsory deposits of R$66,556 million compared to R$63,106 million at December 31, 2014. At December 31, 2015, R$62,766 million out of the total was interest earning. Income growth was due to the increase in interest earnings and to the rise in the Selic rate in the periods, which increased from 10.9% in the year ended December 31, 2014 to 13.8% in the year ended December 31, 2015.

Income from compulsory deposits increased 33.1%, or R$1,465 million, from R$4,428 million in the year ended December 31, 2013 to R$5,893 million in the year ended December 31, 2014. At December 31, 2014, we recorded compulsory deposits of R$63,106 million compared to R$77,010 million at December 31, 2013, of which R$59,714 million and R$71,877 million, respectively, were interest earning. This increase was primarily due to the rise in the Selic rate, from 8.3% in the year ended December 31, 2013 to 10.9% in the year ended December 31, 2014.

Expenses on Financial Operations

The following table describes the main components of our expenses on financial operations in 2015, 2014 and 2013.

	Year ended December 31
	2015	2014	2013	Variation	Variation
	(In millions of R$)			2015 - 2014	2014 - 2013
Money market	70,842	54,125	41,599	30.9%	30.1%
Technical provisions for pension plan and capitalization	12,557	8,987	3,436	39.7%	161.5%
Borrowings and onlending	30,455	10,026	3,666	203.8%	173.5%
Total expenses on financial operations	113,853	73,137	48,702	55.7%	50.2%

Expenses on financial operations increased 55.7%, from R$73,137 million in the year ended December 31, 2014 to R$113,853 million in 2015, an increase of R$40,716 million, mainly due to higher expenses on borrowings and onlending and to the rise in money market expenses as presented in the table above.

In the year ended December 31, 2014, expenses on financial operations increased 50.2%, from R$48,702 million in 2013 to R$73,137 million, an increase of R$24,435 million, mainly due to the rise in money market expenses.

Money Market Expenses

Expenses on money market transactions increased 30.9%, from R$54,125 million in the year ended December 31, 2014 to R$70,842 million in the year ended December 31, 2015, an increase of R$16,717 million. This increase was affected by the increased balance of deposits and the impact of exchange rate variations on liabilities denominated in, or indexed to, foreign currencies, in addition to the rise in the Selic rate, from 10.9% in the year ended December 31, 2013 to 13.8% in the year ended December 31, 2014.

Expenses on money market transactions increased by 30.1%, from R$41,599 million in the year ended December 31, 2013 to R$54,125 million in the year ended December 31, 2014, an increase of R$12,525 million. This increase was affected by the increased balance of deposits and the impact of exchange rate variations on liabilities denominated in, or indexed to, foreign currencies, in addition to the rise in the Selic rate, from 8.3% in the year ended December 31, 2013 to 10.9% in the year ended December 31, 2014.

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Financial Expenses on Technical Provisions for Pension Plan and Capitalization

In the year ended December 31, 2015, financial expenses on technical provisions for pension plan and capitalization operations increased 39.7%, from R$8,987 million to R$12,557 million in the year ended December 31, 2014. The increase of R$3,570 million was mainly due to higher expenses on pension plans.

Financial expenses on technical provisions for pension plan and capitalization operations increased 161.5%, from R$3,436 million in the year ended December 31, 2013 to R$8,987 million in the year ended December 31, 2014, an increase of R$5,551 million, mainly due to higher expenses on pension plans.

Expenses on Borrowings and Onlending

Expenses on borrowings and onlending increased 203.8%, or R$20,429 million, from R$10,026 million in the year ended December 31, 2014 to R$30,455 million in the year ended December 31, 2015, mainly due to the impact of exchange rate variations on borrowings and onlending denominated in, or indexed to, foreign currencies.

In the year ended December 31, 2014, expenses on borrowings and onlending increased 173.5%, from R$3,666 million in the year ended December 31, 2013 to R$10,026 million in the year ended December 31, 2014. The increase of R$6,359 million was mainly due to the impact of exchange rate variations on borrowings and onlending denominated in, or indexed to, foreign currencies.

Income from Financial Operations before Loan Losses

Income from financial operations before loan losses decreased 4.1%, from R$51,887 million in the year ended December 31, 2014 to R$49,740 million in the year ended December 31, 2015, a decrease of R$2,146 million, mainly as a result of the factors described in “Income from Financial Operations” and “Expenses on Financial Operations”.

Income from financial operations before loan losses decreased 15.0%, from R$45,119 million in the year ended December 31, 2013 to R$51,887 million in the year ended December 31, 2014, a decrease of R$6,767 million, mainly as a result of the factors described in “Income from Financial Operations” and “Expenses on Financial Operations”.

Result of Allowance for Loan Losses

Result of allowance for loan losses was R$8,224 million, an increase of 57.9% compared to 2014, from R$14,203 million in the year ended December 31, 2014 to R$22,427 million in the same period of 2015.

Result of allowance for loan losses increased 4.5% in relation to 2013, from R$13,595 million in the year ended December 31, 2013 to R$14,203 million in the same period of 2014, a rise of R$608 million. The following table describes the main components of the result of allowance for loan losses in for the years ended December 31, 2015, 2014 and 2013.

	Year ended December 31
	2015	2014	2013	Variation	Variation
	(In millions of R$)			2015 - 2014	2014 - 2013
Expenses on allowance for loan losses	(27,196)	(19,252)	(18,655)	41.3%	3.2%
Income from recovery of credits written off as losses	4,769	5,049	5,060	(5.5%)	(0.2%)
Result of allowance for loan losses	(22,427)	(14,203)	(13,595)	57.9%	4.5%

Expenses for Allowance for Loan Losses

In the year ended December 31, 2015, expenses for allowance for loan losses increased 41.3%, from R$19,252 million in the year ended December 31, 2014 to R$27,196 million. At December 31, 2015, the balance of the allowance for loan losses totaled R$34,078 million. Of this total, R$23,093 million relates to the minimum level required by CMN Resolution No. 2,682, and R$10,985 million relates to the complementary provision. In the same period, the ratio of the allowance for loan losses to our loan portfolio reached 7.2%, 120 basis points up from December 31, 2014. The complementary provision of R$4,655 million, realized at the year ended December 31, 2015, is stated in Note 8, item c – Changes in allowance for loan losses - to the financial statements.

Expenses for allowance for loan losses increased 3.2%, from R$18,655 million in the year ended December 31, 2013 to R$19,252 million in 2014, an increase of R$597 million. At December 31, 2014, the balance of the allowance for loan losses totaled R$26,948 million. Of this total, R$20,618 million relates to the minimum level required by CMN Resolution No. 2,682, and R$6,330 million relates to the complementary provision. In the same period, the ratio of the allowance for loan losses to our loan portfolio reached 6.0%, a 40 basis point fall when compared to December 31, 2013.

Income from Recovery of Loans Written Off as Losses

Income from recovery of loans written off as losses amounted to R$4,769 million in the year ended December 31, 2015, a decrease of 5.5% compared to the same period of the previous year.

In the year ended December 31, 2014, income from recovery of loans written off as losses amounted to R$5,049 million, a decrease of 0.2% compared to the same period of the previous year, when this income was R$5,060 million.

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Gross Income from Financial Operations

Gross income from financial operations decreased 27.5%, from R$37,684 million in the year ended December 31, 2014 to R$27,314 million in the same period of 2015. The R$10,370 million decrease was due to the lower result from loan losses and income from financial operations before loan losses.

In the year ended December 31, 2014, gross income from financial operations increased 19.5%, from R$31,525 million in the year ended December 31, 2013 to R$37,684 million. The R$6,159 million growth was due to the increase in income from financial operations.

Other Operating Revenues (Expenses)

The table below shows the main components of our other operating revenues (expenses) for the years ended December 31, 2015, 2014 and 2013.

	Year ended December 31
	2015	2014	2013	Variation	Variation
	(In millions of R$)			2015 – 2014	2014 – 2013
Banking service fees and income from bank charges	30,815	27,740	24,066	11.1%	15.3%
Results from insurance, pension plan and capitalization operations	4,168	3,834	3,528	8.7%	8.7%
Personnel expenses	(18,713)	(16,443)	(15,329)	13.8%	7.3%
Other administrative expenses	(16,969)	(16,211)	(15,087)	4.7%	7.5%
Tax expenses	(5,374)	(5,087)	(4,328)	5.6%	17.5%
Equity in the earnings of affiliates and other investments	646	610	834	5.9%	(26.9%)
Other operating revenues	930	557	957	67.0%	(41.8%)
Other operating expenses	(8,079)	(6,555)	(6,409)	23.2%	2.3%
Total other operating revenues (expenses)	(12,575)	(11,555)	(11,769)	8.8%	(1.8%)

Banking Service Fees and Income from Banking Charges

In the year ended December 31, 2015, banking service fees and income from banking charges increased 11.1%, from R$27,740 million in the year ended December 31, 2014 to R$30,815 million.

Banking service fees and income from banking charges increased 9.8%, from R$19,145 million in the year ended December 31, 2014 to R$21.018 million in the year ended December 31, 2015, an increase of R$1,873 million. This increase was mainly due to the growth of R$811 million, or 9.0%, in income from credit cards when compared to December 31, 2014. Asset management revenues also increased 10.1%, or R$379 million, compared to December 31, 2014, mainly due to the 9.7% increase in fund management fees, from R$3,155 million in the year ended December 31, 2014 to R$3,461 million in the year ended December 31, 2015.

Income from banking charges increased 14.0%, from R$8,595 million in the year ended December 31, 2014 to R$9,797 million in the year ended December 31, 2015, mainly influenced by the increase in income from current account services, due to the greater volume of transactions and sales of new service packages, and the increase in revenues from annual credit card fees and related services.

In the year ended December 31, 2014, banking service fees increased 13.9%, from R$16,811 million in the year ended December 31, 2013 to R$19,145 million. This increase was mainly due to the growth of R$1,412 million, or 18.6%, in income from credit cards when compared to December 31, 2013. Revenues from credit operations and guarantees provided also increased 12.7%, or R$226 million when compared to December 31, 2013, mainly due to the 15.3% increase in revenues from guarantees provided, from R$977 million in the year ended December 31, 2013 to R$1,127 million in the year ended December 31, 2014.

Income from banking charges increased 18.5%, from R$7,255 million in the year ended December 31, 2013 to R$8,595 million in the year ended December 31, 2014, mainly impacted by the increased income from current account services, due to the greater volume of transactions and sales of new service packages, and by the increase of R$523 million in revenues from annual credit card fees.

Result from Insurance, Pension Plan and Capitalization Operations

In the year ended December 31, 2015, result from insurance, pension plan and capitalization operations increased 8.7%, or R$334 million, and totaled R$4,168 million, mainly influenced by higher income from premiums and contributions.

Result from insurance, pension plans and capitalization operations increased 8.7%, from R$3,528 million in the year ended December 31, 2013 to R$3,834 million in the year ended December 31, 2014, an increase of R$306 million, mainly influenced by lower expenses on changes in technical provisions for the period.

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Personnel Expenses

Our personnel expenses increased 13.8%, or R$2,270 million, from R$16,443 million in the year ended December 31, 2014 to R$18,713 million in the year ended December 31, 2015. The increase in personnel expenses was mainly due to the impact of labor union agreements reached in October 2014 and 2015, which adjusted by 8.5% and 10.0%, respectively, compensation, social benefits and charges, with a provision for the related impacts recognized as from September of each year.

In the year ended December 31, 2014, our personnel expenses increased R$1,114 million, or 7.3%, from R$15,329 million in the year ended December 31, 2013 to R$16,443 million. The increase in personnel expenses was mainly due to the impact of labor union agreements reached in October 2013 and 2014, which adjusted by 8.0% and 8.5%, respectively, compensation, social benefits and charges, with a provision for the related impacts recognized as from September of each year.

Other Administrative Expenses

Administrative expenses increased 4.7%, or R$758 million, from R$16,211 million in the year ended December 31, 2014 to R$16,969 million in the same period of 2015. This increase in other administrative expenses was mainly due to higher expenses on financial system services, facilities and security. Additionally, expenses on advertising, promotions and publications increased when compared to the previous year.

In the year ended December 31, 2014, administrative expenses increased 7.5%, from R$15,087 million in the year ended December 31, 2013 to R$16,211 million, a rise of R$1,124 million. This increase in other administrative expenses was mainly due to higher expenses on third-party services, depreciation and amortization, mainly due to the increased expenses on software amortization. Additionally, expenses on the increased operating activity rose, mainly those related to data processing and telecommunications, which increased 4.6% in relation to the previous year.

Tax Expenses

Our tax expenses increased by 5.6%, from R$5,087 million in the year ended December 31, 2014 to R$5,374 million in 2015, an increase of R$287 million. This increase was mainly due to our increased revenues.

In the year ended December 31, 2014, tax expenses increased 17.5%, from R$4,328 million in the year ended December 31, 2013 to R$5,087 million. The increase of R$759 million was mainly due to our increased revenues in the year.

Equity in the Earnings of Affiliates and Other Investments

Equity in the earnings of affiliates and other investments increased 5.9%, from R$610 million in the year ended December 31, 2014 to R$646 million in 2015, an increase of R$36 million, mainly due to higher results from the interest in Porto Seguro Itaú Unibanco Participações S.A. For further information, see Note 16(a) to the annual financial statements.

In the year ended December 31, 2014, equity in the earnings of affiliates and other investments decreased 26.9%, from R$834 million in 2013 to R$610 million. The decrease of R$224 million was mainly due to lower results from the interest in Porto Seguro Itaú Unibanco Participações S.A.

Other Operating Revenues

Other operating revenues increased 67.0%, from R$557 million in the year ended December 31, 2014 to R$930 million in 2015, an increase of R$373 million.

In the year ended December 31, 2014, other operating revenues decreased 41.8%, or R$400 million, from R$957 million in 2013 to R$557 million.

Other Operating Expenses

Other operating expenses increased 23.2%, from R$6,555 million in the year ended December 31, 2014 to R$8,079 million in 2015, an increase of R$1,524 million, mainly due to increased marketing expenses – credit card, and provision for contingencies.

In the year ended December 31, 2014, other operating expenses increased 2.3%, from R$6,409 million in the year ended December 31, 2013 to R$6,555 million. This increase of R$146 million was mainly due to higher marketing expenses – credit card, especially as a result of the acquisition of Credicard and the reclassification of expenses in the line items.

Operating Income

Operating income decreased 43.6%, from R$26,128 million in the year ended December 31, 2014 to R$14,739 million in 2015, a decrease of R$11,389 million.

In the year ended December 31, 2014, operating income increased 32.3%, or R$6,372 million, from R$19,756 million in 2013 to R$26,128 million.

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Non-Operating Income

Non-operating income decreased from R$1,116 million in the year ended December 31, 2014 to R$1.3 million in 2015, a drop of R$1,115 million. In 2014, non-operating income basically refers to the profit on disposal of the interest in Itaú Seguros Soluções Corporativas S.A. (ISSC).

In the year ended December 31, 2013, non-operating income was R$37 million.

Income before Taxes on Income and Profit Sharing

Income before taxes on income and profit sharing decreased 45.9% in the year ended December 31, 2015, from R$27,245 million to R$14,740 million in 2015, a reduction of R$12,505 million.

In the year ended December 31, 2014, income before taxes on income and profit sharing increased 37.6% from R$19,793 million to R$27,245 million in 2013, an increase of R$7,452 million.

Income Tax and Social Contribution Expenses

The table below shows the main components of our income tax and social contribution expenses for the years ended December 31, 2015, 2014 and 2013.

	Year ended December 31
	2015	2014	2013	Variation	Variation
	(In millions of R$)			2015 - 2014	2014 - 2013
Income before income tax and social contribution	14,740	27,245	19,793	(45.9%)	37.6%
Charges (income tax and social contribution) at the rates in effect	(6,142)	(10,898)	(7,917)	(43.6%)	37.6%
Increase/decrease to income tax and social contribution charges arising from:
(Additions) exclusions	15,357	4,461	4,215	244.3%	5.8%
Foreign exchange variation on investments abroad	8,329	1,471	1,375	466.2%	7.0%
Interest on capital	2,585	1,738	1,619	48.7%	7.3%
Dividends, interest on external debt bonds	271	311	170	(12.9%)	82.5%
(Expenses)/Income from deferred taxes	17,778	1,280	4,489	1289.1%	(71.5%)
Other	(13,605)	(339)	(3,439)	3912.0%	(90.1%)
Total income tax and social contribution expenses	9,215	(6,437)	(3,702)	(243.2%)	73.9%

Total tax on income is composed of current income tax and deferred tax. Certain amounts of income and expenses are recognized in the income statement but do not affect our taxable basis; on the other hand, certain amounts are treated as taxable income or deductible expenses in determining our taxes on income, but do not affect our income statement. These items are known as “permanent differences.” For Brazilian tax purposes, exchange rate gains and losses on our investments in subsidiaries abroad are not taxable if they represent a gain, or are not deductible if they represent a loss, but instead they constitute permanent differences. From an economic perspective, we hedge our investments in subsidiaries abroad by using foreign currency denominated liabilities or derivative instruments. Gains or losses on derivative instruments and exchange rate gains and losses on foreign currency denominated liabilities are taxable or deductible for Brazilian taxes purposes.

In the year ended December 31, 2015, income tax and social contribution totaled positive R$9,215 million compared to an expense of R$6,437 million in 2014. In 2015, the positive amount of income tax and social contribution is due to the effect of the foreign exchange variation on the hedge of our investments abroad (since the exchange variation on these investments is not taxable, but the results of the hedge is taxable) and to the increase in the balance of tax credit due to the social contribution rate increase, from 15% to 20%, as established by Provisional Measure No. 675/15 of May 2015 (converted into Law No. 13,169/15 in October 2015). For further information, see Note 14(b) to the consolidated annual financial statements.

Income tax and social contribution increased 73.9%, totaling R$6,437 million in the year ended December 31, 2014, when compared to an expense of R$3,702 million in 2013. This increase in income tax and social contribution expenses is in line with the increase in our income before taxes on income and social contribution.

Profit Sharing

Profit sharing of members of our management decreased 8.2%, from R$261 million for the year ended December 31, 2014 to R$239 million in 2015, a decrease of R$21 million.

In the year ended December 31, 2014, profit sharing of members of our management increased 0.7%, from R$259 million in 2013 to R$261 million.

Non-controlling Interests

In the year ended December 31, 2015, results from non-controlling interests in subsidiaries increased from an expense of R$305 million in the year ended December 31, 2014, to an expense of R$356 million, an increase of 16.7% or R$51 million, mainly due to the results of Banco Itaú BMG Consignado (joint venture) and of Financeira Itaú S.A. Crédito, Financiamento e Investimento. For further information, see Note 16(f) to the consolidated annual financial statements.

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Results from non-controlling interests in subsidiaries increased from an expense of R$136 million in the year ended December 31, 2013, to an expense of R$305 million in 2014, an increase of 124.0% or R$169 million, mainly due to the results of Banco Itaú BMG Consignado (joint venture). For further information, see Note 16(e) to the consolidated annual financial statements.

b) Changes in revenue arising from changes in prices, foreign exchange rates, inflation, volumes and the introduction of new products and services

Our operations depend on the performance of the countries with which we do business, mainly the Brazilian one. The demand for loans, financial services and the creditworthiness of our clients are directly impacted by macroeconomic variables, such as the economic activity, income, unemployment, inflation, and interest and exchange rate variations. Changes in interest rates may significantly affect our net margins, since they influence our funding and lending costs. We point out that the main variations in income are explained in item 10.2a of this Manual.

c) Impact of inflation, changes in the prices of main inputs and products, foreign exchange rates and interest rates on operating and financial income and expenses

In compliance with CVM Instruction 475/08, we carried out a sensitivity analysis per market risk factors considered relevant. The resulting heaviest losses per risk factor, in each of the scenarios, were presented together with their impact on income, net of tax effects, in order to provide a view of our exposure in exceptional scenarios.

The market risk structure segregates its operations between trading and banking books, according to the general criteria established by CMN Resolution No. 3,464/07 and BACEN Circular No. 3,354/07.

The sensitivity analyses of the trading and banking books, shown below, represent a steady assessment of the portfolio exposure and therefore do not consider the dynamic response capacity of management (in the treasury and control areas) to put mitigating measures into effect whenever a situation of loss or high risk is identified, thus minimizing the possibility of significant losses. In addition, we highlight that the results presented will not necessarily translate into accounting results, because the study’s sole purpose is to disclose the exposure to risks and respective protective actions, taking into account the fair value of financial instruments, irrespective of the accounting practices adopted by the Company.

The trading portfolio consists of all transactions with financial instruments and commodities, including trading derivatives.

R$ thousand
Banking portfolio	Exposure	12/31/2015 (*)			12/31/2014 (*)			12/31/2013 (*)
		Scenarios			Scenarios			Scenarios
Risk Factors	Risk Variation in:	I	II	III	I	II	III	I	II (**)	III (**)
Fixed rate	Fixed rate on Brazilian reais	(285)	(114,002)	(228,507)	(540)	(126,764)	(237,705)	(387)	(9,632)	(19,187)
Foreign exchange coupons	Rates of currency coupons	(162)	(5,312)	(11,459)	22	(1,729)	(3,374)	122	(3,079)	(6,188)
Foreign currencies	Exchange variation rates	657	57,436	242,760	610	165,600	337,463	3,994	(99,844)	(199,688)
Price indices	Rates of price index coupons	(32)	(4,063)	(649)	(16)	(5,703)	(11,680)	(758)	(18,600)	(36,489)
Reference rate	Rates of TR coupons	-	(7)	(14)	(20)	(5,093)	(9,579)	5	(119)	(238)
Shares	Share price	(148)	27,369	50,887	(78)	(11,769)	(35,990)	3,597	(89,920)	(179,839)
TOTAL		30	(38,579)	53,018	(22)	14,542	39,135	6,573	(221,193)	(441,628)

(*) Amounts net of tax effects.

(**) As from 2014, scenarios have been updated with shocks at 25% and 50%, according to document filling instructions.

The banking portfolio is basically characterized by transactions from the banking business and transactions related to the management of the Company’s balance sheet. It has no intention of resale and medium- to long-term time horizons as general guidelines.

R$ thousand
Trading and banking
portfolios	Exposure	12/31/2015 (*)			12/31/2014 (*)			12/31/2013 (*)
		Scenarios			Scenarios			Scenarios
Risk Factors	Risk Variation in:	I	II	III	I	II	III	I	II (**)	III (**)
Fixed rate	Fixed rate on Brazilian reais	(4,376)	(1,572,640)	(3,021,487)	(5,493)	(1,417,835)	(2,688,954)	(2,107)	(52,469)	(104,507)
Foreign exchange coupons	Rates of currency coupons	873	(22,408)	(25,705)	-	(19,266)	(34,458)	375	(9,336)	(18,593)
Foreign currencies	Exchange variation rates	533	33,770	200,816	(17,308)	(247,730)	(414,333)	3,183	(79,568)	(159,136)
Price indices	Rates of price index coupons	(1,334)	(229,441)	(444,651)	(1,700)	(238,647)	(430,973)	(4,237)	(103,960)	(203,958)
Reference rate	Rates of TR coupons	783	(276,817)	(635,021)	705	(224,170)	(473,074)	257	(6,428)	(12,885)
Shares	Share price	4,591	(86,428)	(176,770)	1,661	(49,699)	(122,034)	2,867	(71,679)	(143,358)
TOTAL		1,070	(2,153,964)	(4,102,818)	(22,135)	(2,197,347)	(4,163,826)	337	(323,439)	(642,438)

(*) Amounts net of tax effects.

(**) As from 2014, scenarios have been updated with shocks at 25% and 50%, according to document filling instructions.

For the measurement of these sensitivities, the following scenarios are used:

Scenario I: Addition of one basis point in fixed interest rates, currency coupon, inflation, interest rate indexes, and one percentage point in currency and share prices ;

Scenario II: Shocks of 25 percent in interest fixed rates, currency coupon, inflation, interest rate indexes and currency and share prices, both for growth and fall, considering the largest resulting losses per risk factor ;

Scenario III: Shocks of 50 percent in interest fixed rates, currency coupon, inflation, interest rate indexes and currency and share prices, both for growth and fall, considering the largest resulting losses per risk factor;

Our Consolidated Value at Risk (VaR) is calculated using the historical simulation methodology. This methodology fully reprices all positions by using the actual historical distribution of assets. From January 1 to December 31, 2015, total average Value at Risk (VaR) amounted to R$207.0 million, or 0.18% of total stockholders’ equity, under the historical simulation approach (for the whole of 2014 it was R$131.9 million, or 0.13% of total stockholders’ equity).

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The structural gap, composed of commercial transactions and the respective financial instruments, has historically remained stable and with small variations, being primarily composed of assets and liabilities from our retail activities and derivatives used as hedge against the market risk of those transactions.

Financial margin with the market, arising from the trading of financial assets through proprietary positions, the gap currency management, interest rates and other risk factors, the opportunities for arbitrage in the foreign and domestic markets, as well as the marking to market of financial assets, totaled R$6,977 million in 2015, R$3,595 million in 2014, and R$1,944 million in 2013. Financial margin of operations with the market basically arises from treasury transactions that include asset and liability management (ALM) and proprietary trading operations. The increase of R$3,382 million in the financial margin with the market in 2015 as compared to 2014 was mainly impacted by the management of structural positions in Brazil and abroad.

Additionally, we adopted a management policy for foreign exchange risk associated with our asset and liability positions that is primarily intended to mitigate impacts on consolidated results from fluctuations in foreign exchange rate parities. The Brazilian tax legislation determines that gains and losses from exchange rate variation on permanent foreign investments must not be included in the tax basis. On the other hand, gains and losses from financial instruments used to hedge such asset positions are impacted by tax effects. Therefore, in order to hedge net income from foreign exchange rate variations, a liability position must be built at a higher volume than the hedged assets.

Our strategy to manage the foreign exchange risk associated with the capital invested abroad is aimed at mitigating, through financial instruments, the effects from the foreign exchange variation, and includes the impact of all tax effects accordingly.

The balance sheet per currency shows asset and liability balances indexed to local currency and those indexed to foreign currencies. At December 31, 2015, the net foreign exchange position, including investments abroad, was a liability totaling US$11,066 million. We point out that the policy of mitigation management that we have adopted takes into consideration the tax effects of this position. As the results of foreign exchange variations on investments abroad are not taxed, we have set up a hedge (liability positions in foreign exchange derivatives) at a volume higher than the hedged asset, so that the total results from foreign exchange variations, net of tax effects, are practically null and thus consistent with the strategy of low risk exposure that we adopted.

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					R$Million
		December 31, 2015
		Business in Brazil
			Local	Foreign	Foreign
	Consolidated	Total	currency	currency	business
Cash and cash equivalents	18,544	7,966	5,737	2,229	11,484
Interbank investments	280,944	255,974	255,974	0	25,131
Securities	338,391	272,341	268,401	3,940	108,805
Loan and lease operations	439,751	318,017	303,114	14,903	186,764
Operations with credit granting characteristics	473,829	350,448	335,545	14,903	188,411
(Allowance for loan losses)	(34,078)	(32,431)	(32,431)	0	(1,647)
Other assets	262,853	222,400	198,403	23,997	86,462
Foreign exchange portfolio	68,909	43,967	20,410	23,558	69,673
Other	193,944	178,433	177,994	439	16,789
Permanent assets	18,689	84,759	17,462	67,297	1,227
Total assets	1,359,172	1,161,456	1,049,090	112,366	419,872
Derivatives - long position				384,723
Total assets (a)				497,089

		December 31, 2015
		Business in Brazil
			Local	Foreign	Foreign
	Consolidated	Total	currency	currency	business
Deposits	292,610	180,603	180,150	453	113,041
Deposits received under securities repurchase agreements	350,954	327,167	327,167	0	23,787
Funds from acceptace and issuance of securities	75,590	93,248	53,003	40,244	22,776
Borrowings and onlending	104,589	105,960	39,157	66,802	63,657
Interbank and interbranch accounts	6,926	6,674	2,665	4,009	252
Derivative financial instruments	31,116	20,824	20,824	-	12,612
Other liabilities	255,155	185,147	160,711	24,436	116,053
Foreign exchange portfolio	68,466	43,484	19,122	24,362	69,712
Other	186,690	141,662	141,589	74	46,340
Technical provisions for insurance, pension plan and capitalization	132,053	131,953	131,951	2	100
Deferred income	1,960	1,664	871	793	296
Minority interest in subsidiaries	1,755	1,755	1,755	-	0
Stockholders’ equity of parent company	106,462	106,462	106,462	-	67,297
Capital and reserves	83,103	82,916	82,916	-	66,182
Income for the period	23,360	23,547	23,547	-	1,115
Total liabilities	1,359,172	1,161,456	1,024,717	136,740	419,872
Derivatives - short position				403,558
Total liabiities and stockholders’ equity after adjustments (b)				540,298
Net foreign exchange position - Itaú Unibanco (c = a - b)				(43,209)
Net foreign exchange position - Itaú Unibanco (c) in US$				(11,066)

10.3. Executive officers should comment on the material effects that may have been caused or are expected to be caused to the Issuer’s financial statements and their results

a) Introduction or disposal of operating segments

Disclosure of Results per Segment

As of the first quarter of 2015, and as compared to 2014, we changed the presentation of our segments in order for them to reflect them with the bank’s current organizational structure. The following segments will be reported: Retail Banking, Wholesale Banking and Activities with the Market + Corporation. The Retail Banking includes the previous Commercial Banking – Retail and Consumer Credit – Retail segments, with the transfer of Private Banking and Latam operations to the Wholesale Banking, and these are the main changes for the segment presentation.

The current business segments of Itaú Unibanco are described below:

✓	Retail Banking: the results of this segment arise from the offer of banking products and services to a diversified client base of individuals and companies, account and non-account holders. The segment includes retail clients, high net worth clients (Itaú Uniclass and Personnalité) and the companies segment (very small and small companies). This segment includes financing and credit offered outside the branch network, the offer of credit cards and Itaú BMG Consignado operations.

✓	Wholesale Banking: the results of the Wholesale Banking segment arise from products and services offered to middle-market companies, high-net worth clients (Private Banking), the activities of the Latin American units and of Banco Itaú BBA S.A. (“Itaú BBA”), the unit in charge of commercial operations with large companies and the performance in investment banking.

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✓	Activities with the Market + Corporation: this segment records the result arising from capital surplus, subordinated debt surplus and the net balance of tax credits and debits. It also shows the financial margin with the market, Treasury operating costs, equity in earnings of companies not associated with each segment and the interest in Porto Seguro.

A new management structure for Itaú Unibanco

On February 23, 2015, changes were announced in the structure of Itaú Unibanco Holding S.A, chaired by Mr. Roberto Setubal, with the introduction of a new Executive Committee composed of three general managers (Wholesale, Retail, and Technology & Operations) and two vice-presidents (Management and Control of Risks & Finance; and Legal, Personnel & Institutional).

b) Incorporation, acquisition or disposal of ownership interest

2015

Alliance with MasterCard

On March 13, 2015, through our subsidiary Itaú Unibanco, we entered into an agreement with MasterCard Brasil Soluções de Pagamento Ltda. (“MasterCard”) to create an alliance in the payment solutions market in Brazil (“Strategic Alliance”).

For the 20-year term of the Strategic Alliance, Itaú Unibanco and MasterCard will operate a new electronic payments network through a company controlled by MasterCard, in which Itaú Unibanco will have certain veto and approval rights. This new electronic payments network will operate under a brand accepted in Brazil and abroad.

The purposes of the Strategic Alliance are (a) to focus on the expansion of our issuance and acquiring business, particularly related to the new payment solutions network, (b) to have access to new payment solutions technologies, (c) to obtain significant scale and efficiency gains, and (d) to benefit from MasterCard’s expertise in the management of payment solution brands.

The effectiveness of the Strategic Alliance is subject to the satisfaction of certain conditions precedent and approval by proper regulatory authorities.

Itaú CorpBanca

On June 2, 2015, we amended the agreement entered into with CorpBanca and its shareholders on January 29, 2014 (“Transaction Agreement”). Among the amendments made, (i) we allowed CorpBanca to distribute additional dividends to its shareholders in the amount of (a) CLP$239,860 million in the 2015 fiscal year (equivalent to approximately US$395 million) and (b) UF124,105 (Unidade de Fomento – Chilean unit of account, adjusted on a daily basis to reflect the inflation of the previous month in Chile) (equivalent to approximately US$5 million), and the latter shall be distributed at the time profits generated in the 2015 fiscal year are distributed, and (ii) we agreed to reduce the amount of dividends payable to the shareholders of Banco Itaú Chile when compared to distributable profits for the fiscal year ended December 31, 2014 by CLP$16.4 billion (equivalent to approximately US$27 million).

In the last week of June 2015, Banco Itaú Chile and CorpBanca held their respective stockholders’ meetings, through which stockholders representative of more than 2/3 of each bank’s capital approved the merger of Banco Itaú Chile and CorpBanca, as well as the changes introduced to the operation due to the Transaction Agreement amendment, including the provisions on dividend distribution.

On September 4, 2015, the then last pending regulatory approval from the Superintendence of Banks and Financial Institutions - Chile (Superintendencia de Bancos e Instituciones Financieras) was obtained. The merger shall be implemented in the first half of 2016, and Itaú CorpBanca (new corporate name of the remaining entity) will succeed Banco Itaú Chile in every aspect, assuming all of its assets, liabilities, rights, obligations and licenses.

Acquisition of ConectCar

On October 21, 2015, through our subsidiary Rede, we entered into an agreement for the purchase and sale of shares, by which we agreed to acquire from Odebrecht Transport S.A. 50% of the capital stock of ConectCar Soluções de Mobilidade Eletrônica S.A. (“ConectCar”), for R$170 million. The remaining 50% of ConectCar’s capital stock is held by Ipiranga Produtos de Petróleo S.A., a company controlled by Ultrapar Participações S.A.

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ConectCar is a provider of intermediation services for the automatic payment of tolls, fuels and parking lots, and in October 2015 it ranked as the second largest company in the sector. Conectar’s shareholding control will be shared by Rede and Ipiranga Produtos de Petróleo S.A.

The purchase and sale of shares was carried out and the shareholders’ agreement was entered into between Rede and Ipiranga Produtos de Petróleo S.A. on January 29, 2016, after the satisfaction of conditions precedent usual for operations of this nature, including obtaining applicable regulatory approvals.

Recovery

At December 31, 2015, through our subsidiary Itaú Unibanco S.A. (“Itaú Unibanco”), we entered into an agreement for purchase and sale and other covenants (“Agreement”) with Banco BTG Pactual S.A. (“BTG”) for the direct or indirect acquisition of an 81.94% interest in the capital of Recovery do Brasil Consultoria S.A. (“Recovery”) for R$640 million. The interest acquired represents BTG’s total interest in Recovery.

Additionally, Itaú Unibanco will acquire, directly or indirectly, approximately 70% of a portfolio of R$38 billion in credit rights related to the recovery of credits in portfolios held by BTG for the amount of R$570 million.

Recovery was incorporated in 2000 in Argentina and has been present in Brazil since 2006, being the market leader in the management of overdue receivables portfolio. Recovery’s activities consist of prospecting and assessing portfolios, structuring and managing operations, acting in all segments, from individual to corporate loans, with financial and non-financial institutions, and offering competitive advantages to its clients.

Recovery and its management team’s expertise in the offering of services for the recovery of overdue receivables will optimize Itaú Unibanco operations, which, together with the continuity of third-party services, will increase the growth potential for Recovery activities.

The implementation of the operation is subject to the satisfaction of certain conditions precedent, including the obtaining applicable regulatory approvals.

2014

Large Risk Insurance Operations

On July 4, 2014, Itaú Unibanco entered into a “Share Purchase Agreement” with ACE Ina International Holdings, Ltd. (“ACE”), through which Itaú Unibanco and some of its subsidiaries agreed to sell their total interests in ISSC.

ISSC held the large risk insurance operations of Itaú Unibanco, the clients of which were middle and large companies with high-insured value policies. This transaction was approved by CADE on September 15, 2014, and by SUSEP on October 9, 2014.

Based on pro forma data of December 31, 2013, the large risk insurance operations comprised: stockholders’ equity of R$364 million, assets of R$5.8 billion, and technical provisions of R$4.6 billion.

After meeting certain conditions set forth in the agreement, ACE paid the amount of R$1.5 billion to Itaú Unibanco and its subsidiaries. The transfer of shares and the financial settlement of the transaction were carried out on October 31, 2014. The amount paid, which was subject to price adjustment based on different positions of the Stockholders’ Equity between the pro forma balance sheet date and the balance sheet date, was adjusted by approximately R$13 million, and this amount was already settled.

This transaction had an accounting effect, before taxes, of R$1.1 billion on Itaú Unibanco’s net income for the period.

2013

Credicard

On May 14, 2013, Itaú Unibanco entered into a share purchase agreement with Banco Citibank S.A. for the acquisition of Banco Credicard S.A. (“Banco Credicard”) and Credicard Promotora de Vendas Ltda. (“Credicard Promotora”), for the approximate amount of R$2.9 billion, including the “Credicard” brand. This transaction was subject to approval by BACEN, which was obtained on December 12, 2013, and settled on December 20, 2013.

Banco Credicard and Credicard Promotora are entities responsible for the offer and distribution of financial products and services under the “Credicard” brand, mainly personal loans and credit cards. In view of this transaction, Itaú Unibanco fully consolidated Banco Credicard and Credicard Promotora in the Consolidated Financial Statements from December 2013 to August 31, 2014. Banco Credicard was merged into Banco Itaucard S.A. on August 31, 2014.

50

The allocation of the difference between the amount paid and that of the net assets at fair value gave rise to the recognition of goodwill from expected future profitability in the amount of R$1.8 billion and other intangible assets.

c) Unusual events or operations

In 2015, 2014 and 2013, we noted the occurrence of the following non-recurring events, net of tax effects, in the consolidated net income of Itaú Unibanco:

			R$ million
	2015	2014	2013
Recurring net income	23,832	20,619	15,836
Non-recurring events	(473)	(377)	(140)
Increase in the social contribution tax rate	3,988	-	-
Complementary allowance for loan losses	(2,793)	(668)	-
Provision for contingencies	(696)	(126)	(754)
Change in the Accounting Treatment of Financial Lease	(520)	-	-
Social security fund	(130)	-	-
Goodwill amortization	(162)	(177)	-
Program for Cash or Installment Payment of Taxes	37	(25)	508
Realization of assets and Impairment	(50)	(9)	(239)
Sale of large risk insurance operations	-	736	-
Criteria adjustment - Credicard	-	(37)	-
Porto Seguro	17	(60)	272
IRB	-	62	131
Improvement of the labor claim provision model	-	(74)	-
Other	(163)	-	(58)
Net income	23,360	20,242	15,696

10.4. Executive officers should comment on:

a) Significant changes in accounting practices

2015

As from September 2015, assets acquired through financial lease agreements are recorded in income in accordance with CMN Resolution No. 3,617/08.

2014

There were no significant changes.

2013

There were no significant changes.

b) Significant effects of the changes in accounting practices

The following were significant effects on the accounting practices:

In 2015, as described in Notes 22k and 4i, base date December 2015, the change in the accounting treatment of financial leases negatively impacted income by R$519,999 thousand.

In 2014 there were no significant changes in accounting practices.

In 2013 there were no significant changes in accounting practices.

c) Qualifications and emphases presented in the auditor’s report

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There were no qualifications nor emphases presented by the auditor for 2013, 2014 and 2015.

10.5. Executive officers should indicate and comment on the critical accounting policies adopted by the Issuer, in particular accounting estimates made by management on uncertain and relevant issues for describing the financial position and results of operations that require subjective or complex judgment, such as provisions, contingencies, revenue recognition, tax credits, long-lived assets, useful life of non-current assets, pension plans, foreign currency translation adjustments, environmental recovery costs, criteria for asset and financial instrument impairment tests

General

Our main accounting policies are described in Note 2 to our annual consolidated financial statements as of and for the years ended December 31, 2015, 2014 and 2013. The preparation of the financial statements involves certain assumptions that are derived from historical experience and various other factors that we deem reasonable and relevant. While we review these estimates and assumptions in the ordinary course of business, the portrayal of our financial condition and results of operations often requires our management to make judgments on matters that are inherently uncertain. The following discussion describes the areas that require the most judgment or involve a higher degree of complexity in the application of the accounting policies that currently affect our financial condition and results of operations.

Use of Estimates and Assumptions

The preparation of financial statements in accordance with Brazilian GAAP requires management to make estimates and use assumptions that affect the balance of assets and liabilities and contingent liabilities disclosed at the date of the financial statements and the amounts disclosed for income and expenses for the same periods. These estimates and assumptions are used, for example, in the determination of useful lives for certain assets, of whether a specific asset or group of assets has been impaired, the market value of certain financial instruments and the classification and computation of contingent liabilities. The accounting estimates for these contexts require our management to make estimates on matters that are highly uncertain. In each case, if other estimates have been obtained or changes in these estimates have occurred from one period to another, our financial condition and results of operations may be significantly impacted. Accordingly, actual results may differ from our estimates.

Allowance for Loan Losses

The allowance for loan losses represents our expected losses on loan. lease and other operations with credit operation characteristics at the end of each reporting period.

This allowance considers the minimum portion required by CMN Resolution No. 2,682 plus a complementary provision in order to ensure it is sufficient to cover any expected losses.

The regulatory minimum allowance is calculated based on the classification of each operation, from AA (0%) to H (100%) risk levels, and, based on the resolution guidelines, is broken down into a specific allowance (operations overdue for over 14 days or by a debtor company under reorganization with creditors or a bankruptcy process) and a generic allowance (non-overdue operations, by a debtor company not under reorganization with creditors or a bankruptcy process) of loan and lease operations, and other operations with credit operation characteristics.

The additional allowance includes the provision for the balance of endorsements and sureties and the additional amount, in view of the historical behavior of loan portfolios, which is based on exposure, probability of default and expected recovery of operations.

Market Value of Financial Instruments

In accordance with Brazilian GAAP and specific rules of the Central Bank of Brazil, we record some of our financial instruments at market value. Financial instruments recorded at market value in our balance sheet include mainly securities classified as: trading, available for sale, and other trading assets, including derivatives. Securities classified as held-to-maturity are recorded at their amortized cost in our balance sheet, and their corresponding market values are disclosed in the notes to our annual consolidated financial statements.

Market value is defined as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants (market-based view) at the measurement date. We estimate market value using quoted market prices when available. When quoted market prices are not available, we use a variety of sources, which include dealer quotes, pricing models and quoted prices of instruments with similar characteristics or discounted cash flows. The market value of financial instruments, including derivatives not traded in active markets, is determined by using valuation techniques. Similarly, judgment must be applied in estimating prices when no external parameters exist. Other factors that can affect estimates include incorrect model assumptions and unexpected correlations. While we believe our valuation methods are appropriate and consistent with those of other market participants, the use of different methodologies and assumptions to determine the market value of certain instruments could result in a different estimate of market value at the reporting date, which may affect the amount of revenue or loss recorded for a specific asset or liability. Judgments are also required to determine whether a decline in market value below amortized costs is permanent in available-for-sale or held-to maturity securities, therefore requiring the cost basis to be written off and recognition of related effects be recognized on income (impairment). Factors that are used by our management in determining whether a decline is permanent include mainly the observed period of the loss, the degree of the loss and the expectation, as at the date of analysis, as to the potential for realization of the security.

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Contingent Liabilities

We are party to civil, labor, tax, and social security proceedings arising from the normal course of business. In general the provisions for these contingencies are recognized based on the following criteria and assumptions:

(i)	for lawsuits individually reviewed, on the opinion of internal and external legal counsels and the probability that financial resources will be required to settle the claim, where settlement amounts may be estimated with sufficient certainty, and

(ii)	for lawsuits collectively evaluated, by using statistical references by group of lawsuits, type of legal body (small claims court or regular court) and subject matter of the claim.

The risk that contingencies arising from these proceedings will materialize into actual losses is classified as “probable,” “possible” or “remote”. These provisions are recognized for claims classified as probable loss, and risk amounts are disclosed for those contingencies with probability of possible loss. Contingency amounts are determined based on statistical or individual valuation models and periodically followed up by back-testing methodologies, so that, in view of uncertainties related to the terms and amounts of these contingencies, the current control methods ensure that these are estimated with accuracy.

10.6. Executive officers should describe relevant items that are not evidenced in the Issuer’s financial statements, describing:

a) assets and liabilities directly or indirectly held by the Issuer that are not presented in its balance sheet (off-balance sheet items), such as:

I - operating leases, assets and liabilities

Not applicable.

II - Written-off portfolios of receivables for which the entity has risks and responsibilities, indicating the related liabilities

In accordance with CMN Resolution No. 3,809/09, the amount of sales or transfers of financial assets in which the entity substantially retained risks and benefits is R$171 million, exclusively composed of real estate loans of R$159 million and rural loans of R$12 million, assigned with joint obligation.

III - Agreements for the future purchase and sale of products or services

Not applicable.

IV - Agreements for construction in progress

Not applicable.

V - Agreements for future receipt of financing

Not applicable.

b) Other items that are not presented in the financial statements

Not applicable.

10.7. With respect to each of the items that are not presented in the financial statements indicated in item 10.6, executive officers should comment on:

a) How these items change or may change revenues, expenses, operating income and expenses, financial expenses or other items of the Issuer’s financial statements

The Company set up a provision for assigned amounts in the amount of R$14 million.

b) The nature and purpose of the operation

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Real estate loans:

Assigned to CIBRASEC for issuance of securitized real estate loans (“CRI”) in the amount of R$77 million.

Assigned to Brazilian Securities for issuance of securitized real estate loans (“CRI”) in the amount of R$82 million.

Rural loans:

Assigned to the National Treasury Secretary for securitization of debts in the amount of R$12 million.

c) The nature and amount of liabilities assumed and rights generated in favor of the Issuer as a result of the operation

The nature was stated in item “b”. The Company’s commitment is to meet the payment in the case of default by the debtor.

10.8. Executive officers should indicate and comment on the main elements of the Issuer’s business plan, describing, in particular, the following topics:

a) investments, including:

I - Quantitative and qualitative description of the investments in progress and expected investments

II - Sources of investment financing

III - Relevant divestitures in progress and expected divestitures

At the end of 2015, we had 4,985 branches and points of service in Brazil and abroad, 85 units less than at the end of 2014, when our service network had 5,070 branches and points of service.

The change in the number of branches is in line with our clients’ profile, who have increasingly demanded services through digital channels. We closed 2015 with 94 digital branches, 64 of them opened over 2015.

The source of funding is the Issuer’s own working capital, represented by the stockholders’ equity of the parent company and by minority interest in subsidiaries.

b) Provided that it has already been disclosed, indicate the acquisition of plant, equipment, patents or other assets that are expected to have a material impact on the Issuer’s production capacity.

By December 31, 2015, we completed our expected total investments in technology for the 2012-2015 period, financed with internal funds. These investments were targeted towards data processing systems, acquisition of software, development of systems and to our new data center constructed in the state of São Paulo. Our new Data Center, one of the largest in Latin America, was completed as planned and inaugurated in March 2015, and the environmental infrastructure was successfully set up. We also started the migration of our systems and services, which is planned to be completed in the second half of 2016. This new Data Center will support our growth by 2050, ensuring high performance and availability of our operations.

We are always considering new options to expand operations in the financial market. Should new opportunities arise, even at attractive prices, they will be carefully analyzed considering the risks involved and the outlook of the involved country.

c) New products and services, indicating:

I - Description of the research in progress that has already been disclosed

II - Total amounts spent by the Issuer in research to develop new products and services

III - Projects in progress that have already been disclosed

IV - Total amounts spent by the Issuer in research to develop new products and services

Not applicable.

10.9. Comment on other factors that have significantly affected the operating performance and that were not identified or commented on in the other items of this section

Comparison between BRGAAP1 and IFRS of our Balance Sheet and Income items

We present below the differences between our financial statements under BRGAAP1 and under International Financial Reporting Standards - IFRS. We emphasize that the main difference in the result and in the stockholders’ equity is related to the allowance for loan and lease losses that follows an incurred loss model under IFRS and an expected loss model under BRGAAP.

The complete consolidated financial statements under IFRS for 2015 are available on our website: www.itau.com.br/investor-relations.

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Comparison between BRGAAP [1] and IFRS
R$ million
	BRGAAP	Adjustments and Reclassifications [2]	IFRS	BRGAAP	Adjustments and Reclassifications [2]	IFRS
Balance Sheet	Dec 31, 2015			Dec 31, 2014
Total assets	1,359,172	(82,758)	1,276,415	1,208,702	(81,499)	1,127,203
Cash and cash equivalents, reserve requirements, interbank deposits, securities under repurchase agreements, financial assets and derivatives [3]	704,487	(14,520)	689,967	610,142	(36,883)	573,259
Loan operations	473,829	419	474,248	451,760	671	452,431
(-) Allowance for loan losses [4]	(34,078)	7,234	(26,844)	(26,948)	4,556	(22,392)
Other financial assets [5]	122,637	(69,132)	53,506	96,761	(43,112)	53,649
Tax assets [6]	61,707	(9,557)	52,149	42,890	(7,647)	35,243
Investments in affiliates and jointly-controlled entities, goodwill, fixed and intangible assets, assets held for sale and other assets	30,590	2,798	33,389	34,097	916	35,013
Current and long-term liabilities	1,250,955	(88,600)	1,162,356	1,110,439	(83,853)	1,026,586
Deposits	292,610	-	292,610	294,773	-	294,773
Deposits received under repurchase agreements [3]	350,954	(14,311)	336,643	325,013	(36,330)	288,683
Financial liabilities held for trading, derivatives, interbank and institutional funding	282,575	(288)	282,287	212,826	872	213,698
Other financial liabilities [5]	137,212	(68,498)	68,715	114,540	(43,048)	71,492
Provisions for insurance, pension plan and capitalization	132,053	295	132,349	112,675	113	112,788
Provisions and other liabilities	44,943	(161)	44,781	40,765	(78)	40,687
Tax liabilities [6]	10,608	(5,637)	4,971	9,847	(5,382)	4,465
Total stockholders’ equity	108,217	5,842	114,059	98,263	2,354	100,617
Non-controlling interests	1,755	52	1,807	2,415	(1,058)	1,357
Total controlling stockholders’ equity [7]	106,462	5,790	112,252	95,848	3,412	99,260

1 BRGAAP represents the accounting practices adopted in Brazil for financial institutions, according to Central Bank of Brazil regulation;

2 Resulted from reclassifications between assets and liabilities and other effects of IFRS adoption;

3 Resulted from the elimination of operations between parent company and exclusive funds (especially PGBL and VGBL) that are consolidated based on the IFRS standards;

4 Implementation of the criteria for calculating the Allowance for Loan Losses as defined in the IFRS model;

5 Differences in accounting, mainly for the Foreign Exchange Portfolio, which started to be considered as net effects of assets and liabilities;

6 Differences in accounting, mainly for deferred taxes, which are now treated as net effects of Assets and Liabilities in each of the consolidated companies;

7 Reconciliation of the Controlling Stockholders’ Equity presented in the following table.

We present below the reconciliation of income and equity and the conceptual description of the major adjustments:

R$Million
	Equity	Net income
Adjustments	Dec 31, 2015	4Q15	3Q15	4Q14	2015	2014

BRGAAP - value attributable to controlling stockholders	106,462	5,698	5,945	5,520	23,360	20,242
(a) Allowance for loan losses	4,388	(730)	2,682	712	1,645	1,007
(b) Adjustment to market value of shares and quotas	132	-	-	-	-	-
(c) Acquisition of interest in Porto Seguro Itaú Unibanco Participações S.A.	466	(4)	(4)	(4)	(15)	(15)
(d) Effective interest rate	(96)	10	10	24	37	64
(e) Lease operations	592	72	520	-	592	-
(f) Other adjustments	308	(26)	50	93	121	257
IFRS - value attributable to controlling stockholders	112,252	5,020	9,202	6,345	25,740	21,555
IFRS - value attributable to non-controlling interests	1,807	121	96	88	416	306
IFRS - value attributable to controlling stockholders and non-controlling interests	114,059	5,141	9,298	6,433	26,156	21,861

Differences between IFRS and BRGAAP Financial Statements

(a) Under IFRS (IAS 39), loan losses allowances must be made when there is objective evidence that loan operations are impaired (Incurred Loss). Under BRGAAP, the expected loss model is used.8

(b) Under IFRS (IAS 39 and 32), shares and quotas classified as permanents investments were measured at fair value and its gains and losses were recorded directly on Equity, with no impact on the income statement of the period.

(c) Under IFRS, the effect of accounting at fair value of the acquisition of the interest in Porto Seguro Itaú Unibanco Participações S.A. was recognized.

(d) Under IFRS (IAS 39), the assets and financial liabilities measured at amortized cost were recognized according to the methodology of effective interest rate, which appropriates the revenues and costs directly attributed to the acquisition, issue or disposal for the period of operation. Under BRGAAP, expenses and revenues from fees were recognized at the time of contracting these operations.

(e) Under IFRS (IAS 17), lease operations are recorded in fixed assets with a contra-entry to Other financial assets. Under BRGAAP, as from September 30, 2015, these contra-entries are recorded in income in accordance with CMN Resolution No. 3,617/08.

(f) The composition of Other Adjustments is made mainly by the difference in the eligibility of hedging cash flow under IFRS and by the reversal of BRGAAP’s Goodwill Amortization.

[8]	For further information see the Complete Financial Statements for the January to December 2015 period.

For comparison purposes, we present in the table below the net income and the recurring net income under IFRS and BRGAAP.

55

R$Million
	4Q15			2015
Recurring Net Income	BRGAAP	IFRS	Variation	BRGAAP	IFRS	Variation
Net income - attributable to controlling stockholders	5,698	5,020	(678)	23,360	25,740	2,380
Exclusion of non-recurring events net of tax effects	75	121	46	472	(2,848)	(3,319)
Increase of social contribution tax rate	-	27	27	(3,988)	(3,921)	67
Complementary allowance for loan losses [1]	-	-	-	2,793	-	(2,793)
Provision for contingencies – Tax and social security	-	-	-	560	560	-
Provision for contingencies - Civil lawsuits - Economic plans	28	28	-	136	136	-
Change in the accounting treatment of financial lease	-	-	-	520	-	(520)
Social security fund	-	-	-	130	130	-
Goodwill amortization	32	-	(32)	162	37	(125)
Rate increase - Porto Seguro S.A.	(17)	(17)	-	(17)	(17)	-
Impairment	7	7	-	50	50	-
Program for settlement or installment payment of taxes	4	4	-	(37)	(37)	-
Other	20	72	52	163	214	52
Recurring net income - attributable to controlling stockholders	5,773	5,141	(632)	23,832	22,892	(939)

(1) Recognition of an additional allowance to the minimum required by Resolution No. 2,682/99 of the National Monetary Council.

Other factors impacting operational performance (not mentioned in other items of this section)

The marketing area is responsible for defining and managing Itaú Unibanco’s marketing strategy in Brazil and abroad, and its focus is on the market, clients, partners, suppliers, and employees. Commercial and institutional priorities are defined on a yearly basis, as well as the overall marketing amount allocated for the year. Financial sponsorships are determined according with the Itaú Unibanco’s policy, which establishes the rules, procedures and responsibilities of the bank’s internal areas in connection with the related sponsorships.

As disclosed in our financial statements under BRGAAP (Note 13 – Breakdown of accounts), expenses on advertising, promotions and publications totaled R$1,039 million at December 31, 2015, as compared to R$950 million at December 31, 2014 and R$1,341 million at December 31, 2013.

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ATTACHMENT III

ATTACHMENT 9-1-II OF THE CVM INSTRUCTION 481/09 – PROPOSAL FOR ALLOCATION OF PROFITS

Allocation of Net Income

We propose that the net income for the year reported in the financial statements at December 31, 2015, according to the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil (BACEN), in the amount of R$21,083,795,611.07, is allocated as follows (a) R$1,054,189,780.55 to the Legal Reserve, (b) R$8,206,466,175.43 to the payment of dividends and interest on capital, pursuant to Article 9 of Law No. 9,249/95, and (c) R$11,823,139,655.09 to the Statutory Reserves, of which R$5,911,569,827.54 is to the Reserve for Dividend Equalization, R$2,364,627,931.02 to the Reserve for Working Capital Increase, and R$3,546,941,896.53 to the Reserve for Capital Increase in Investees.

We inform that all reported data, except when otherwise indicated, refers to individual data of Itaú Unibanco.

We made monthly dividend payments, based on the stockholding position on the last working day of the prior month, on the first working day of the subsequent month, as well as, at the discretion of the Board of Directors, additional payments (half yearly), for which the Board of Directors defines the base date for the stockholding position and payment date. Regarding half-yearly payments, management verifies the existing earnings, defines the amount of dividends that should be distributed as mandatory, calculates the monthly amount already declared and, finally, estimates the balance payable of mandatory minimum dividends. This amount is declared as a dividend “additional” to that paid monthly. As resolved by the Board of Directors, interest on capital can be paid, including the interest on capital paid or credited to the amount of mandatory dividend, as provided for in Article 9, paragraph 7 of Law No. 9,249/95.

For further information, see the items below, which were prepared in compliance with the requirements of Attachment 9-1-II to CVM Instruction 481/09.

1.	Net Income for the year

R$21,083,795,611.07.

2.	Total and per share dividend amount, including dividend advances and interest on capital already declared

The total amount distributed as dividend advances and interest on capital was R$8,206,466,175.43 (gross), of which R$7,304,529,630.35 is net of taxes. Such amount corresponds to the percentage of net income indicated in item 3 below, and is higher than the amount determined as mandatory minimum dividend. Therefore, a proposal will be submitted to the Annual Stockholders’ Meeting for ratification of declarations and distributions already made, and no new declaration will be proposed.

Net amount per share: R$1.2376.

The payment of dividends is tax-free for stockholders. The payment of interest on capital to stockholders, including holders of American Depositary Receipts (ADRs), whether Brazilian residents or not, is subject to withholding income tax in Brazil at a 15% rate, or 25% rate to stockholders residents or domiciled in a jurisdiction deemed to be a tax haven or under a privileged tax regime. Stockholders that are proven immune or exempt are not subject to the withholding tax.

3.	Percentage of distributed net income for the year

The net amount distributed as dividends and interest on capital corresponds to 35% of net income for the year and 36% of adjusted net income for the amount allocated to the Legal Reserve.

4.	Total and per share distributed dividends based on the net income for prior years

None.

5.	Gross amount

a. Gross amounts of dividends and interest on capital, separately, per share type and class, deducted from dividend advances and interest on capital already declared

57

No proposal will be submitted to the Annual Stockholders’ Meeting for declaration of dividends or interest on capital additional to those already declared.

b. The payment methods and terms of payment of dividends and interest on capital, deducted from dividend advances and interest on capital already declared

As mentioned in sub item “a” of this item, the mandatory dividend and interest on capital related to 2015 have been fully declared by the Board of Directors and paid to stockholders, and no new declaration will be proposed to the Meeting. The payment dates are shown in item 6 of this document. Stockholders can receive the amounts due as follows:

•	Holders of ADRs:

The payment will be made directly to the depository bank abroad (Bank of New York Mellon), which will be responsible for transferring it to the stockholders.

•	Duly registered stockholders who hold current accounts with Itaú Unibanco S.A.:

The payment will be made through direct credit to the respective current accounts.

•	Stockholders who hold current accounts with other banks that have already informed about the bank/branch/current account:

The payment will be made through wire transfer (DOC or TED), according to the respective amounts.

•	Stockholders whose shares are deposited in fiduciary custodies of BM&FBOVESPA:

The payment will be made directly to BM&FBOVESPA via BM&FBOVESPA’s services of Centralize Depositary (former CBLC), which will be responsible for transferring it to stockholders, through the depositor brokerage firms.

•	Holders of bearer shares not yet converted into book-entry shares:

The payment will be made after the delivery of the corresponding certificates for the mandatory conversion.

c. Possible restatement and interest on dividends and interest on capital

None.

d. Date of the declaration of payment of dividends and interest on capital considered in the identification of stockholders who will be entitled to receive them

See sub item “a” of this item.

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6.	Amounts of dividends or interest on capital already declared and date of respective payments

Base period	Type of payment	Stockholding position	Payment date	Value per share:
				Gross	Net
December	Supplementary interest on capital	2/18/2016	2/29/2016	0.456400	0.387940
December	Supplementary dividends	2/18/2016	2/29/2016	0.198000	0.198000
December	Interest on capital	12/9/2015	2/29/2016	0.209000	0.177650
December	Dividends	11/30/2015	1/4/2016	0.015000	0.015000
November	Dividends	10/30/2015	12/1/2015	0.015000	0.015000
October	Dividends	9/30/2015	11/3/2015	0.015000	0.015000
September	Dividends	8/31/2015	10/1/2015	0.015000	0.015000
August	Supplementary interest on capital	8/12/2015	8/25/2015	0.346000	0.294100
August	Dividends	7/31/2015	9/1/2015	0.015000	0.015000
July	Dividends	6/30/2015	8/3/2015	0.015000	0.015000
June	Dividends	5/29/2015	7/1/2015	0.015000	0.015000
May	Dividends	4/30/2015	6/1/2015	0.015000	0.015000
April	Dividends	3/31/2015	5/4/2015	0.015000	0.015000
March	Dividends	2/27/2015	4/1/2015	0.015000	0.015000
February	Dividends	1/30/2015	3/2/2015	0.015000	0.015000
January	Dividends	12/30/2014	2/2/2015	0.015000	0.015000

7.	Provide a comparative table indicating the following per share amounts by type and class:

a.	Net income for the year and the previous three (3) years

			R$
	2015	2014	2013
Net income	21,083,795,611.07	17,391,556,878.39	11,661,389,121.25
Net income per share	3.52	3.18	2.35
Net income per share – adjusted for the effects of bonuses	3.52	2.89	1.94

For calculation of net income per share, the net income is divided by the number of shares outstanding at the closing date of the year.

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b.	Dividend and interest on capital distributed in the previous three (3) years

			R$
	2015	2014	2013
Common shares	1.2376	1.2204	1.0340
Preferred shares	1.2376	1.2204	1.0340

For calculation of dividend/interest on capital per share, the dividend/interest on capital is divided by the number of shares outstanding at the closing date of the year.

8.	Allocation of earnings to the legal reserve

a.	Amount allocated to the legal reserve

R$1,054,189,780.55.

b.	Detail the calculation method of the legal reserve

Pursuant to Article 193 of the Brazilian Corporate Law and of item 13.1 of our Bylaws, five percent (5%) was allocated for setting up the Legal Reserve, which shall not exceed twenty percent (20%) of capital stock.

9.	Preferred shares entitled to fixed or minimum dividends

a.	Calculation method of fixed or minimum dividends

Annual minimum dividend of R$0.022 per share, adjusted in the case of a split or reverse split of shares.

b.	Sufficiency of earnings for the year for the full payment of fixed or minimum dividends

The earnings for the year were sufficient for the full payment of minimum dividends.

c.	Accumulation of possible unpaid portion

Minimum dividends are not cumulative.

d.	Total amount of fixed or minimum dividends paid to each class of preferred shares

We do not have different classes of preferred shares. The total amount of minimum dividends statutorily established to our preferred shares would be R$ 63,234,888.22.

e.	Fixed or minimum dividends paid per preferred share of each class

We do not have different classes of preferred shares.

10.	Mandatory dividend

a.	Calculation method stipulated in the bylaws

Stockholders are entitled to receive as mandatory dividend, in each year, the minimum amount of twenty five per cent (25%) of net income computed in the same year, adjusted by the addition or deduction of the amounts specified in letters “a” and “b” of item I of Article 202 of the Brazilian Corporate Law and in compliance with items II and III of the same legal provision.

b.	Payment

The mandatory dividend was fully paid, pursuant to item 6 above.

c.	Possibly retained amount

There were no retained amounts.

60

11.  Retention of mandatory dividend due to the financial condition of the company

There was no retention of mandatory dividends.

12.  Allocation of earnings to the reserve for contingencies

No allocation of earnings to the reserve for contingencies was made.

13.  Allocation of earnings to the realizable profit reserve.

No allocation of earnings to the realizable profit reserve was made.

14.  Allocation of earnings to the statutory reserves

a. Statutory clauses that set forth the reserve

Upon proposal of the Board of Directors, the Annual Stockholders’ Meeting may resolve to set up the following reserves: I – Reserve for Dividend Equalization; II – Reserve for Working Capital Increase; III - Reserve for Capital Increase in Investees.

The Reserve for Dividend Equalization will be limited to 40% of the value of our capital stock, for the purpose of assuring funds for paying dividends, including interest on capital, or its advances, with the objective of maintaining a payment flow to stockholders, being composed with funds: a) equivalent to up to 50% of the net income for the year, adjusted pursuant to Article 202 of the Brazilian Corporate Law; (b) equivalent to up to 100% of the realized portion of Revaluation Reserves, recorded as retained earnings; (c) equivalent to up to 100% of the amount of the adjustments from previous years, recorded as retained earnings; and (d) credits corresponding to the dividend advances.

The Reserve for Working Capital Increase will be limited to 30% of the amount of capital stock, and its purpose is to guarantee funds for the company’s operations, being composed of funds equivalent to up to 20% of net income for the year, adjusted pursuant to Article 202 of the Brazilian Corporate Law.

The Reserve for Capital Increase in Investees will be limited to 30% of the amount of capital stock, and its purpose is to guarantee the right of first refusal in capital increases of investees, being composed of funds equivalent to up to 50% of net income for the year, adjusted pursuant to Article 202 of the Brazilian Corporate Law.

Upon proposal of the Board of Directors, portions of these reserves will be periodically capitalized so that the respective amount does not exceed the limit of 95% of capital stock. The balance of these reserves, added to the Legal Reserve, may not exceed capital stock.

a.	Amount allocated to the statutory reserves

R$5,911,569,827.54 to the Reserve for Dividend Equalization, R$2,364,627,931.02 to the Reserve for Working Capital Increase, and R$3,546,941,896.53 to the Reserve for Capital Increase in Investees.

b.	Calculation method of the amount allocated to the reserve

The calculation method follows the guidelines of the Bylaws, allocating up to 50% of net income for the year to set up the Reserve for Dividend Equalization, up to 20% of net income for the year to set up the Reserve for Working Capital Increase and up to 50% of net income for the year to set up the Reserve for Capital Increase in Investees.

15.	Retention of earnings stipulated in capital budget

There were no retained amounts.

16.	Allocation of earnings to the reserve for tax incentives

No allocation of earnings to the reserve for tax incentives was made.

61

ATTACHMENT IV

ITEMS 12.5 TO 12.10 OF THE CVM INSTRUCTION 480/09 ATTACHMENT 24

With respect to each member of the Issuer’s of Directors, which reelection and election will be proposed by the controlling stockholder, see the following information:

12.5. to 12.8 (with exception to item 12.5 “m”)
Name		PEDRO MOREIRA SALLES	ALFREDO EGYDIO ARRUDA VILLELA FILHO	ROBERTO EGYDIO SETUBAL
Date of birth		10.20.1959	11.18.1969	10.13.1954
Profession		Banker	Engineer	Engineer
Individual Taxpayer’s Registry (CPF) number		551.222.567-72	066.530.838-88	007.738.228-52
Elected by the controffing stockholder		yes	yes	yes
Independent member (1)		no	no	no
Description of any of the following events that may have taken place over the last five years: i. Any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity.		no	no	no
		Chairman of the Board of Directors (Non-executive director)	Vice-Chairman of the Board of Directors (Non-executive director)	Vice-Chairman of the Board of Directors, (Executive director and CEO)
Other positions held or functions currently performed at the Issuer		Chairman of the Nomination and Corporate Governance Committee	Member of the Nomination and Corporate Governance Committee	Member of the Capital and Risk Management Committee
		Chairman of the Strategy Committee	Member of the Compensation Committee	Member of the Strategy Committee
		Chairman of the Personnel Committee		Member of the Personnel Committee
		Chairman of the Compensation Committee
	Office held	Member	Member	Member
	Date of election	04.27.2016	04.27.2016	04.27.2016
Board of Directors	Date of investiture
(11 meetings)	Term of office	Annual	Annual	Annual
	Number of consecutive terms of office (2)	8	8	8
	Percentage of attendance at meetings held (3)	100	100	81.82
	Office held	Member	Member
	Date of election	04.28.2016	04.28.2016
Compensation	Date of investiture
Committee	Term of office	Annual	Annual
(4 meetings)	Number of consecutive terms of office (2)	6	6
	Percentage of attendance at meetings held (3)	100	100
	Office held	Member		Member
	Date of election	04.28.2016		04.28.2016
Strategy Committee	Date of investiture
(2 meetings)	Term of office	Annual		Annual
	Number of consecutive terms of office (2)	7		7
	Percentage of attendance at meetings held (3)	100		100
	Office held	Member	Member
Nomination and	Date of election	04.28.2016	04.28.2016
Corporate	Date of investiture
Governance	Term of office	Annual	Annual
Committee	Number of consecutive terms of office (2)	7	7
(2 meetings)	Percentage of attendance at meetings held (3)	100	100
	Office held	Member		Member
	Date of election	04.28.2016		04.28.2016
Personnel	Date of investiture
Committee	Term of office	Annual		Annual
(3 meetings)	Number of consecutive terms of office (2)	7		7
	Percentage of attendance at meetings held (3)	100		100
	Office held			Member
Capital and Risk	Date of election			04.28.2016
Management	Date of investiture
Committee	Term of office			Annual
(7 meetings)	Number of consecutive terms of office (2)			7
	Percentage of attendance at meetings held (3)			85.71

(1) An independent director is characterized by one that has neither a commercial relationship nor one of any other nature with the company, with a company under the same control,with a controlling stockholder or with a member of the management body which could (i) result in a conflict of interests; or (ii) affect his/her capacity and impartiality of analysis and point of view;

(2) For consecutive terms of office, the following criteria were used: (a) they started to be counted from the Itaú Unibanco merger occurred on November 3, 2008; (b) inclusion of terms of office with periods below one year when the member joined the company and the annual term of office had already begun; and (c) inclusion of current terms of office in progress;

(3) The meetings held from the date of the members’ investiture until March 1, 2016 were taken into account to calculate the percentage of attendance at meetings held.

62

12.5. to 12.8 (with exception to item 12.5 “m”)
Name		ALFREDO EGYDIO SETUBAL	CANDIDO BOTELHO BRACHER	DEMOSTHENES MADUREIRA DE PINHO NETO
Date of birth		09.01.1958	12.05.1958	01.28.1960
Profession		Business administrator	Business administrator	Economist
Individual Taxpayer’s Registry (CPF) number		014.414.218-07	039.690.188-38	847.078.877-91
Elected by the controlling stockholder		yes	yes	yes
Independent member (1)		no	no	no
Description of any of the following events that may have taken place over the last five years: i. Any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity.		no	no	no
		Member of the Board of Directors (Non- Executive director)	Member of the Board of Directors (Executive director) and General Director	Member of the Board of Directors, (Non-Executive director)
		Member of Disclosure and Trading Committee	Member of the Capital and Risk Management Committee	Member of the Capital and Risk Management Committee
Other positions held or functions currently performed at the Issuer		Member of the Nomination and Corporate Governance Committee	Member of Strategy Committee	Member of the Nomination and Corporate Governance Committee
		Member of the Capital and Risk Management
		Member of the Personnel Committee
	Office held	Member	Member	Member
	Date of election	04.27.2016	04.27.2016	04.27.2016
Board of	Date of investiture
Directors	Term of office	Annual	Annual	Annual
(11 meetings)	Number of consecutive terms of office (2)	8	8	4
	Percentage of attendance at meetings held (3)	63.64	100	100
	Office held	Member		Member
Nomination and	Date of election	04.28.2016		04.28.2016
Corporate	Date of investiture
Governance	Term of office	Annual		Annual
Committee	Number of consecutive terms of office (2)	7		4
(2 meetings)	Percentage of attendance at meetings held (3)	100		100
	Office held	Member
	Date of election	04.28.2016
Personnel	Date of investiture
Committee	Term of office	Annual
(3 meetings)	Number of consecutive terms of office (2)	1
	Percentage of attendance at meetings held (3)	66.67
	Office held	Member	Member	Member
	Date of election	04.28.2016	04.28.2016	04.28.2016
Capital and Risk	Date of investiture
Management	Term of office	Annual	Annual	Annual
Committee	Number of consecutive terms of office (2)	1	7	4
(7 meetings)	Percentage of attendance at meetings held (3)	100	100	100
	Office held		Member
	Date of election		04.28.2016
Strategy	Date of investiture
Committee	Term of office		Annual
(2 meetings)	Number of consecutive terms of office (2)		1
	Percentage of attendance at meetings held (3)		100

(1) An independent director is characterized by one that has neither a commercial relationship nor one of any other nature with the company, with a company under the same control, with a controlling stockholder or with a member of the management body which could (i) result in a conflict of interests; or (ii) affect his/her capacity and impartiality of analysis and point of view;

(2) For consecutive terms of office, the following criteria were used: (a) they started to be counted from the Itaú Unibanco merger occurred on November 3, 2008; (b) inclusion of terms of office with periods below one year when the member joined the company and the annual term of office had already begun; and (c) inclusion of current terms of office in progress;

(3) The meetings held from the date of the members’ investiture until March 1, 2016 were taken into account to calculate the percentage of attendance at meetings held

63

12.5. to 12.8 (with exception to item 12.5 “m”)
Name		FÁBIO COLLETTI BARBOSA	GUSTAVO JORGE LABOISSIÈRE LOYOLA	NILDEMAR SECCHES
Date of birth		10.03.1954	12.19.1952	11.24.1948
Profession		Business administrator	Economist	Engineer
Individual Taxpayer’s Registry (CPF) number		771.733.258-20	101.942.071-53	589.461.528-34
Elected by the controlling stockholder		yes	yes	yes
Independent member (1)		yes	yes	yes
Description of any of the following events that may have taken place over the last five years: i. Any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity.		no	no	no
		Member of the Board of Directors (Independent member)	Member of the Board of Directors (Independent member)	Member of the Board of Directors (Independent member)
Other positions held or functions currently performed at the Issuer		Member of the Strategy Committee	Member of the Capital and Risk Management Committee	Member of the Strategy Committee
		Member of the Nomination and Corporate Governance Committee	Member of the Related Parties Committee	Member of the Personnel Committee
		Member of the Personnel Committee		Chairman of the Related Parties Committee
	Office held	Member	Member	Member
	Date of election	04.27.2016	04.27.2016	04.27.2016
Board of Directors	Date of investiture
(11 meetings)	Term of office	Annual	Annual	Annual
	Number of consecutive terms of office (2)	1	8	4
	Percentage of attendance at meetings held (3)	81.82	100	100
	Office held
	Date of election
Compensation	Date of investiture
Committee	Term of office
(4 meetings)	Number of consecutive terms of office (2)
	Percentage of attendance at meetings held (3)
	Office held	Member		Member
	Date of election	04.28.2016		04.28.2016
Strategy	Date of investiture
Committee	Term of office	Annual		Annual
(2 meetings)	Number of consecutive terms of office (2)	1		4
	Percentage of attendance at meetings held (3)	100		100
Nomination and	Office held	Member
Corporate	Date of election	04.28.2016
Governance	Date of investiture
Committee	Term of office	Annual
(2 meetings)	Number of consecutive terms of office (2)	1
	Percentage of attendance at meetings held (3)	100
	Office held		Member	Member
	Date of election		04.28.2016	04.28.2016
Related Parties	Date of investiture
Committee	Term of office		Annual	Annual
(2 meetings)	Number of consecutive terms of office (2)		3	3
	Percentage of attendance at meetings held (3)		100	100
	Office held		Member
Capital and Risk	Date of election		04.28.2016
Management	Date of investiture
Committee	Term of office		Annual
(7 meetings)	Number of consecutive terms of office (2)		7
	Percentage of attendance at meetings held (3)		100
	Office held	Member		Member
	Date of election	04.28.2016		04.28.2016
Personnel	Date of investiture
Committee	Term of office	Annual		Annual
(3 meetings)	Number of consecutive terms of office (2)	1		3
	Percentage of attendance at meetings held (3)	100		100

(1) An independent director is characterized by one that has neither a commercial relationship nor one of any other nature with the company, with a company under the same control, with a controlling stockholder or with a member of the management body which could (i) result in a conflict of interests; or (ii) affect his/her capacity and impartiality of analysis and point of view;

(2) For consecutive terms of office, the following criteria were used: (a) they started to be counted from the Itaú Unibanco merger occurred on November 3, 2008; (b) inclusion of terms of office with periods below one year when the member joined the company and the annual term of office had already begun; and (c) inclusion of current terms of office in progress;

(3) The meetings held from the date of the members’ investiture until March 1, 2016 were taken into account to calculate the percentage of attendance at meetings held.

64

12.5. to 12.8 (with exception to item 12.5 “m”)
Name		PEDRO LUIZ BODIN DE MORAES	RICARDO VILLELA MARINO	JOSÉ GALLÓ
Date of birth		07.13.1956	01.28.1974	09.11.1951
Profession		Economist	Engineer	Business administrator
Individual Taxpayer’s Registry (CPF) number		548.346.867-87	252.398.288-90	032.767.670-15
Elected by the controlling stockholder		yes	yes	yes
Independent member (1)		yes	no	yes
Description of any of the following events that may have taken place over the last five years: i. Any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity.		no	no	no
		Member of the Board of Directors (independent member)	Member of the Board of Directors (Executive member)
Other positions held or functions currently performed at the Issuer		Chairman of the Capital and Risk Management Committee	Member of the Strategy Committee
		Member of the Compensation Committee
		Member of the Related Parties Committee
	Office held	Member	Member	Member
	Date of election	04.27.2016	04.27.2016	04.27.2016
Board of Directors	Date of investiture
(11 meetings)	Term of office	Annual	Annual	Annual
	Number of consecutive terms of office (2)	8	8	0
	Percentage of attendance at meetings held (3)	90.91	63.64	0
	Office held	Member
	Date of election	04.28.2016
Compensation	Date of investiture
Committee	Term of office	Annual
(4 meetings)	Number of consecutive terms of office (2)	6
	Percentage of attendance at meetings held (3)	100
	Office held		Member
	Date of election		04.28.2016
Strategy	Date of investiture
Committee	Term of office		Annual
(2 meetings)	Number of consecutive terms of office (2)		6
	Percentage of attendance at meetings held (3)		100
	Office held	Member
	Date of election	04.28.2016
Related Parties	Date of investiture
Committee	Term of office	Annual
(2 meetings)	Number of consecutive terms of office (2)	3
	Percentage of attendance at meetings held (3)	100
	Office held	Member
Capital and Risk	Date of election	04.28.2016
Management	Date of investiture
Committee	Term of office	Annual
(7 meetings)	Number of consecutive terms of office (2)	7
	Percentage of attendance at meetings held (3)	100
	Office held
Personnel	Date of election
Committee	Date of investiture
(3 meetings)	Term of office
	Number of consecutive terms of office (2)
	Percentage of attendance at meetings held (3)
	Office held
Nomination and	Date of election
Corporate	Date of investiture
Governance	Term of office
Committee (2 meetings)	Number of consecutive terms of office (2)
	Percentage of attendance at meetings held (3)

(1) An independent director is characterized by one that has neither a commercial relationship nor one of any other nature with the company, with a company under the same control, with a controlling stockholder or with a member of the management body which could (i) result in a conflict of interests; or (ii) affect his/her capacity and impartiality of analysis and point of view;

(2) For consecutive terms of office, the following criteria were used: (a) they started to be counted from the Itaú Unibanco merger occurred on November 3, 2008; (b) inclusion of terms of office with periods below one year when the member joined the company and the annual term of office had already begun; and (c) inclusion of current terms of office in progress;

(3) The meetings held from the date of the members’ investiture until March 1, 2016 were taken into account to calculate the percentage of attendance at meetings held.

65

With respect to each member of the Issuer’s Fiscal Council, which reelection and election will be proposed by the holders of controlling and preferred shares (Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI), respectively, information is as follows:

12.5. to 12.8 (with exception to item 12.5 “m”)
Name		IRAN SIQUEIRA LIMA	ALKIMAR RIBEIRO MOURA	CARLOS ROBERTO DE ALBUQUERQUE SÁ
Date of birth		05.21.1944	08.09.1941	01.31.1950
Profession		Economist	Economist	Consultant
Individual Taxpayer’s Registry (CPF) number		035.001.957-68	031.077.288-53	212.107.217-91
Elected by the controlling stockholder		yes	yes	no (nominated by Stockholder Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, holder of preferred shares).
Independent member		not applicable	not applicable	not applicable
Description of any of the following events that may have taken place over the last five years: i. Any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity.		no	no	no
Other positions held or functions currently performed at the Issuer		President of the Fiscal Council	Effective member of the Fiscal Council	Effective member of the Fiscal Council
	Office held	Member	Member	Member
	Date of election	04.27.2016	04.27.2016	04.27.2016
Fiscal Council	Date of investiture
(3 meetings)	Term of office	Annual	Annual	Annual
	Number of consecutive terms of office (2)	7	0	1 (9)
	Percentage of attendance at meetings held (3)	66.67 (8)	0	0

Name		JOSÉ CARUSO CRUZ HENRIQUES	JOÃO COSTA	EDUARDO AZEVEDO DO VALLE
Date of birth		12.31.1947	08.10.1950	05.24.1957
Profession		Lawyer	Economist	Engineer
Individual Taxpayer’s Registry (CPF) number		372.202.688-15	476.511.728-68	598.809.967-04
Elected by the controlling stockholder		yes	yes	no (nominated by Stockholder Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, holder of preferred shares).
Independent member		not applicable	not applicable	not applicable
Description of any of the following events that may have taken place over the last five years: i. Any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity.		no	no	no
Other positions held or functions currently performed at the Issuer		Alternate member of the Fiscal Council	Alternate member of the Fiscal Council	Alternate member of the Fiscal Council
	Office held	Member	Member	Member
	Date of election	04.27.2016	04.27.2016	04.27.2016
Fiscal Council	Date of investiture
(3 meetings)	Term of office	Annual	Annual	Annual
	Number of consecutive terms of office (2)	5	7	0
	Percentage of attendance at meetings held (3)	33.33 (8)	0	0

(2) For consecutive terms of office, the following criteria were used: (a) they started to be counted from the Itaú Unibanco merger occurred on November 3, 2008; (b) inclusion of terms of office with periods below one year when the member joined the company and the annual term of office had already begun; and (c) inclusion of current terms of office in progress;

(3) The meetings held from the date of the members’ investiture until March 1, 2016 were taken into account to calculate the percentage of attendance at meetings held;

(8) pursuant to Article 2, paragraph 2, of the Rules of the Fiscal Council, the effective member will be substituted by his/her respective alternate member in the case of absences, incapacity, resignation or death;

(9) related to the term of office of alternate member of the Fiscal Council.

66

With respect to the composition of the Audit Committee, the information is as follows:

2.5. to 12.8 (with exception to item 12.5 “m”)
Name		GERALDO TRAVAGLIA FILHO	ANTONIO FRANCISCO DE LIMA NETO	DIEGO FRESCO GUTIERREZ
Date of birth		05.26.1951	06.13.1965	01.24.1970
Profession		Business administrator	Economist	Accountant
Individual Taxpayer’s Registry (CPF) number		573.620.338-34	231.877.943-00	214.970.328-90
Elected by the controlling stockholder		yes	yes	yes
Independent member (4)		yes	yes	yes
Description of any of the following events that may have taken place over the last five years: i. Any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity.		no	no	no
Other positions held or functions currently performed at the Issuer		Chairman of the Audit Committee	Effective member of the Audit Committee	Effective member of the Audit Committee
	Office held	Member	Member	Member
	Date of election	04.28.2016	04.28.2016	04.28.2016
Audit Committee	Date of investiture
(35 meetings)	Term of office	Annual	Annual	Annual
	Number of consecutive terms of office (2)	4	1	3
	Percentage of attendance at meetings held (3)	97.14	100	97.14

Name		LUIZ ALBERTO FIORE	MARIA HELENA DOS SANTOS FERNANDES DE SANTANA	SERGIO DARCY DA SILVA ALVES
Date of birth		06.13.1951	06.23.1959	05.05.1945
Profession		Business administrator	Economist	Economist
Individual Taxpayer’s Registry (CPF) number		521.132.568-00	036.221.618-50	050.933.687-68
Elected by the controlling stockholder		yes	yes	yes
Independent member (4)		yes	yes	yes
Description of any of the following events that may have taken place over the last five years: i. Any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity.		no	no	no
Other positions held or functions currently performed at the Issuer		Effective member of the Audit Committee	Effective member of the Audit Committee	Effective member of the Audit Committee
	Office held	Member	Member	Member
	Date of election	04.28.2016	04.28.2016	04.28.2016
Audit Committee	Date of investiture
(35 meetings)	Term of office	Annual	Annual	Annual
	Number of consecutive terms of office (2)	5	2	3
	Percentage of attendance at meetings held (3)	100	91.43	20(10)

(2) For consecutive terms of office, the following criteria were used: (a) they started to be counted from the Itaú Unibanco merger occurred on November 3, 2008; (b) inclusion of terms of office with periods below one year when the member joined the company and the annual term of office had already begun; and (c) inclusion of current terms of office in progress;

(3) The meetings held from the date of the members’ investiture until March 1, 2016 were taken into account to calculate the percentage of attendance at meetings held;

(4) All the members of the Audit Committee are considered independent, in conformity with the applicable regulation and under the terms and conditions of the Audit Committee Regulation, and may not be, or may not have been, in the past twelve months, (i) an officer of Itaú Unibanco or its controlled and affiliate companies; (ii) an employee of Itaú Unibanco or its controlled and affiliate companies; (iii) responsible technician, officer, manager, supervisor or any other member of staff, with a managerial function, of the team involved in external audit work for Itaú Unibanco or its controlled and affiliate companies; (iv) a member of the Fiscal Council of Itaú Unibanco or its controlled and affiliate companies; (v) a controller of Itaú Unibanco or its controlled and affiliate companies or (vi) a natural person, holder of a direct or indirect participation of more than ten percent of the voting stock of Itaú Unibanco or its controlled and affiliate companies;

(10) absence due to temporary leave for health treatment.

67

With respect to each member of the Issuer’s Disclosure and Trading Committee, see the following information:

12.5. to 12.8 (with exception to item 12.5 “m”)
Name		ALEXSANDRO BROEDEL LOPES	ALFREDO EGYDIO SETUBAL	ÁLVARO FELIPE RIZZI RODRIGUES
Date of birth		10.05.1974	09.01.1958	03.28.1977
Profession		Accountant	Business administrator	Lawyer
Individual Taxpayer’s Registry (CPF) number		031.212.717-09	014.414.218-07	166.644.028-07
Elected by the controlling stockholder		yes	yes	yes
Independent member (1)		no	no	no
Description of any of the following events that may have taken place over the last five years: i. Any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity.		no	no	no
		Executive director	Member of the Board of Directors (Non- executive member)	Member of the Disclosure and Trading Committee
Other positions held or functions currently performed at the Issuer			Member of the Disclosure and Trading Committee	Officer
		Member of the Disclosure and Trading Committee	Member of the Nomination and Corporate Governance Committee
Member of the Capital and Risk Management Committee
Member of the Personnel Committee
	Office held	Member	Member	Member
Disclosure and	Date of election (5)	not applicable	not applicable	not applicable
Trading	Date of investiture (5)	not applicable	not applicable	not applicable
Committee	Term of office	Annual	Annual	Annual
(4 meetings)	Number of consecutive terms of office (6)	3	8	2
	Percentage of attendance at meetings held (7)	100	25	100

Name		CAIO IBRAHIM DAVID	CARLOS HENRIQUE DONEGÁ AIDAR	EDUARDO MAZZILLI DE VASSIMON
Date of birth		01.10.1968	10.19.1965	10.07.1958
Profession		Engineer	Economist	Business administrator
Individual Taxpayer’s Registry (CPF) number		101.398.578-85	076.630.558-96	033.540.748-09
Elected by the controlling stockholder		Yes	Yes	Yes
Independent member (1)		No	No	No
Description of any of the following events that may have taken place over the last five years: i. Any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity.		no	no	no
Other positions held or functions currently		Member of the Disclosure and Trading Committee	Member of the Disclosure and Trading Committee	Member of the Disclosure and Trading Committee
performed at the Issuer				Vice-President
	Office held	Member	Member	Member
Disclosure and	Date of election (5)	not applicable	not applicable	not applicable
Trading	Date of investiture (5)	not applicable	not applicable	not applicable
Committee	Term of office	Annual	Annual	Annual
(4 meetings)	Number of consecutive terms of office (6)	6	2	1
	Percentage of attendance at meetings held (7)	75	75	100

(1) An independent director is characterized by one that has neither a commercial relationship nor one of any other nature with the company, with a company under the same control, with a controlling stockholder or with a member of the management body which could (i) result in a conflict of interests; or (ii) affect his/her capacity and impartiality of analysis and point of view;

(5) there is no election and office taking formally established for this Committee (non-statutory);

(6) for consecutive terms of office, the following criteria were used: (a) they started to be counted from the Itaú Unibanco merger occurred on November 3, 2008; and (b) current terms of office in progress;

(7) for the purpose of calculating the percentage of meeting attendance the meetings held in the period from April 22, 2015 to January 19, 2016 were considered.

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12.5. to 12.8 (with exception to item 12.5 “m”)
Name		FERNANDO MARSELLA CHACON RUIZ	LEILA CRISTIANE BARBOZA BRAGA DE MELO	MARCELO KOPEL
Date of birth		08.29.1965	10.04.1971	11.05.1964
Profession		Mathematician	Lawyer	Business administrator
Individual Taxpayer’s Registry (CPF) number		030.086.348-93	153.451.838-05	059.369.658-13
Elected by the controlling stockholder		yes	yes	yes
Independent member (1)		no	no	no
Description of any of the following events that may have taken place over the last five years: i. Any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity.		no	no	no
Other positions held or functions currently		Member of the Disclosure and Trading Committee	Member of the Disclosure and Trading Committee	Officer
performed at the Issuer			Executive Director	Investor Relations Officer
Chairman of the Disclosure and Trading Committee
	Office held	Member	Member	Member
Disclosure and	Date of election (5)	not applicable	not applicable	not applicable
Trading	Date of investiture (5)	not applicable	not applicable	not applicable
Committee	Term of office	Annual	Annual	Annual
(4 meetings)	Number of consecutive terms of office (6)	7	4	2
	Percentage of attendance at meetings held (7)	50	50	100

(1) An independent director is characterized by one that has neither a commercial relationship nor one of any other nature with the company, with a company under the same control, with a controlling stockholder or with a member of the management body which could (i) result in a conflict of interests; or (ii) affect his/her capacity and impartiality of analysis and point of view;

(5) there is no election and office taking formally established for this Committee (non-statutory);

(6) for consecutive terms of office, the following criteria were used: (a) they started to be counted from the Itaú Unibanco merger occurred on November 3, 2008; and (b) current terms of office in progress;

(7) for the purpose of calculating the percentage of meeting attendance the meetings held in the period from April 22, 2015 to January 19, 2016 were considered.

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With respect to each member see below the information about item 12.5 “m”:

I - Main professional experience for the past five years, indicating:

•  Company’s name and activity sector;

•  Position and functions inherent in the position;

•  Whether the company is part of (i) the Issuer’s economic group or (ii) is controlled by an Issuer’s direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities.

II — all management positions he/she holds in other companies or third sector organizations.

BOARD OF DIRECTORS

Name: PEDRO MOREIRA SALLES
Companies that are part of the Issuer’s economic group:

Itaú Unibanco Holding S.A.: Chairman of the Board of Directors since August 2009 (non-executive director); Chairman of the Strategy, Nomination and Corporate Governance and Personnel committees since August 2009, and of the Compensation Committee since February 2011; Executive Vice-President from November 2008 to August 2009.

Main activity of the company: Holding company.

Banco Itaú BBA S.A.: Vice-Chairman of the Board of Directors from February 2010 to April 2012.

Main activity of the company: Multiple-service banking, with investment portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Vice-Chairman of the Board of Directors and Chief Executive Officer from September 2004 to November 2008.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Unibanco Holdings S.A.: Vice-Chairman of the Board of Directors from March 2008 to November 2008 and Chief Executive Officer from March 2007 to November 2008.

Main activity of the company: Holding company.

Unibanco Seguros S.A.: Chairman of the Board of Directors from December 1995 to February 2009.

Main activity of the company: Insurance.

E. Johnston Representação e Participações S.A .: Chairman of the Board of Directors since 2008 from 2001 to February 2009.

Main activity of the company: Holding company.

Companies controlled by an Issuer’s direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities:

Companhia E. Johnston de Participações : Chairman of the Board of Directors since 2008.

Main activity of the company: Holding company.

IUPAR - Itaú Unibanco Participações S.A.: Member of the Board of Directors since November 2008 and Chairman of the Board of Directors from November 2008 to April 2012.

Main activity of the company: Holding company.

Other companies or third sector organizations:

Porto Seguro S.A.: Vice-Chairman of the Board of Directors from November 2009 to March 2012.

Main activity of the company: Holding company.

Totvs S.A.: Member of the Board of Directors since March 2010.

Main activity of the company: Communication and Information Technology.

Academic background:

Bachelor’s degree, magna cum laude in Economics and History from the University of California, Los Angeles, and attended the International Relations program at Yale University and the OPM – Owner/President Management Program at Harvard University.

Name: ALFREDO EGYDIO ARRUDA VILLELA FILHO
Companies that are part of the Issuer’s economic group:

Itaú Unibanco Holding S.A.: Vice-Chairman of the Board of Directors since March 2003 (non-executive director); member of the Disclosure and Trading Committee from November 2008 to July 2015, member of the Nomination and Corporate Governance Committee since August 2009, member of the Compensation Committee since February 2011, member of the Nomination and Compensation Committee from May 2006 to June 2009, and of the Accounting Policies Committee from July 2008 to April 2009.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Vice-Chairman of the Board of Directors from August 2002 to March 2003.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Companies controlled by an Issuer’s direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities:

Itaúsa - Investimentos Itaú S.A.: Member of the Board of Directors since August 1995, and Chairman since May 2015; Vice-Chairman from May 2011 to May 2015; Chief Executive Officer from September 2009 to May 2015; Chairman of the Ethics, Disclosure and Trading Committee from April 2005 to May 2015, Chairman of the Investment Policies Committee and member of the Accounting Policies Committee from August 2008 to April 2011.

Main activity of the company: Holding company.

Duratex S.A.: Member of the Board of Directors since 1996 and Vice-Chairman of the Board of Directors since 2008; member of the Personnel, Nomination and Corporate Governance Committee since November 2009.

Main activity of the company: Manufacturing, sale, import, and export of wood byproducts, bathroom fittings, and ceramics and plastic materials.

Elekeiroz S.A.: Member of the Board of Directors from April 2004 to April 2010, Chairman of the Board of Directors from April to November 2009; and Vice-Chairman of the Board of Directors from April 2004 to April 2009 and from November 2009 to April 2010.

Main activity of the company: Manufacturing of intermediate products for plasticizers, resins and fibers.

Itautec S.A.: Member of the Board of Directors since April 1997, Vice-Chairman since January 2010, and Chairman from April 2009 to January 2010, Vice-Chairman of the Board of Directors from April 1997 to April 2009.

Main activity of the company: Interest in other companies in Brazil and abroad, particularly in those that operate in the manufacturing and sale of banking and commercial automation equipment, and provision of technological services.

Other companies or third sector organizations:
Academic background:

Bachelor’s degree in Mechanical Engineering from the Mauá Engineering School of the Instituto Mauá de Tecnologia (IMT), in 1992, and postgraduate degree in Business Administration from Fundação Getúlio Vargas.

Name: ROBERTO EGYDIO SETUBAL
Companies that are part of the Issuer’s economic group:

Itaú Unibanco Holding S.A.: Vice-Chairman of the Board of Directors (executive director) since March 2003, Chief Executive Officer since November 1995, Chairman of the International Advisory Board from March 2003 to April 2009; member of the Strategy and Personnel Committees since August 2009; member of the Capital and Risk Management Committee since June 2008; member of the Nomination and Compensation Committee from May 2006 to April 2009; and member of the Accounting Policies Committee from May 2008 to April 2009.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Chief Executive Officer from April 1994 to March 2015; General Manager from July 1990 to April 1994; member of the Board of Directors from May 1991 to March 2003.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Itaú BBA S.A.: Chairman of the Board of Directors from November 2004 to April 2005.

Main activity of the company: Multiple-service banking, with investment portfolio.

Unibanco – União de Bancos Brasileiros S.A .: Chief Executive Officer from November 2008 to April 2011.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Itauseg Participações S.A.: Chairman of the Board of Directors from July 2005 to April 2013; CEO from March 2005 to July 2008.

Main activity of the company: Holding company

Companies controlled by an Issuer’s direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities:	Itaúsa – Investimentos Itaú S.A.: Executive Vice-President since May 1994; Chairman of the Accounting Policies Committee from August 2008 to April 2011. Main activity of the company: Holding company.
Other companies or third sector organizations:

President of the Brazilian Federation of Banks (FENABAN) and Brazilian Federation of Bank Associations (FEBRABAN) from April 1997 to March 2001; President of the Advisory Board of the Brazilian Federation of Bank Associations (FEBRABAN) since October 2008; member of the Board of the International Monetary Conference since 1994; member of the International Advisory Committee of The Federal Reserve Bank of New York since 2002; member of the Trilateral Commission and International Board of the New York Stock Exchange – NYSE since April 2000; member of the China Development Forum since 2010 ; Co-Chair of the WEF 2015 (World Economic Forum) since 2015.

Academic background:	Bachelor’s degree in Production Engineering from Escola Politécnica of Universidade de São Paulo, in 1977, and a Master’s degree in Science Engineering from Stanford University, in 1979.

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Name: ALFREDO EGYDIO SETUBAL
Companies that are part of the issuer’s economic group:

Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2007 (Executive Director); Executive Vice-President from March 2003 to March 2015, and Investor Relations Officer from March 2003 to February 2015; member of the Disclosure and Trading Committee since November 2008 and Chairman from November 2008 to February 2015, member of the Nomination and Corporate Governance Committee since August 2009; member of the Risk Management Committee since April 2015, member of the Personnel Committee since April 2015; and member of the Accounting Policies Committee from May 2008 to April 2009.

Main activity of the company: Holding company.

Investimentos Bemge S.A.: Chairman of the Board of Directors from April 2008 to April 2013.

Main activity of the company: Support to companies in which it has interest, including by conducting studies and making funds available.

Itaú Unibanco S.A.: Executive Vice-President from April 1996 to March 2015; Investor Relations Officer from 1995 to 2003; Executive Officer from May 1993 to June 1996; Managing Officer from 1988 to 1993.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Companies controlled by an Issuer’s direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the issuer’s securities:

Itaúsa – Investimentos Itaú S.A.: Chief Executive Officer and Investor Relations Officer since May 2015; Vice-Chairman of the Board of Directors since September 2008; Coordinator since May 2015, and member of the Ethics, Disclosure, and Trading Committee since May 2009 and of the Investment Policies Committee from August 2008 to April 2011.

Main activity of the company: Holding company.

Other companies or third sector organizations:

National Association of Investment Banks – ANBID: Vice-President from 1994 to August 2003 and President from August 2003 to August 2008; Association of Broker-Dealers – ADEVAL: Member of the Advisory Board since 1993; Brazilian Association of Listed Capital Companies – ABRASCA: member of the Management Board since 1999; Brazilian Institute of Investors Relations – IBRI: member of the Board of Directors from 1999 to 2009; President of the Superior Guidance, Nomination and Ethics Committee since 2009; São Paulo Museum of Modern Art – MAM: Financial Officer since 1992.

Academic background:	Bachelor’s degree in 1980 and postgraduate degree in Business Administration from Fundação Getúlio Vargas, with specialization course at INSEAD (France).

Name: CANDIDO BOTELHO BRACHER
Companies that are part of the issuer’s economic group:

Itaú Unibanco Holding S.A.: General Director since April 2015; Executive Vice-President from August 2005 to April 2015; member of the Board of Directors since February 2009 (Executive Director); member of the Personnel Committee from August 2009 to April 2015, member of the Capital and Risk Management Committee since June 2008, and Strategy since April 2015.

Main activity of the company: Holding company.

Banco Itaú BBA S.A.: Vice-Chairman of the Board of Directors from March 2013 to April 2015; Chief Executive Officer since August 2005; Executive Vice-President from February 2003 to August 2005.

Main activity of the company: Multiple-service banking, with investment portfolio.

Banco Itaú BBA Creditanstalt S.A.: Officer (1988 to 2003).

Main activity of the company: Multiple-service banking, with investment portfolio.

Companies controlled by an issuer’s direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the issuer’s securities:
Other companies or third sector organizations:

BM&F Bovespa S.A.: Member of the Board of Directors from April 2009 to June 2014.

Main activity of the company: Commodities and futures exchange.

Companhia Brasileira de Distribuição: Alternate member of the Board of Directors from September 1999 to June 2005; member of the Board of Directors from June 2005 to March 2013.

Main activity of the company: Retail trading.

Academic background:	Bachelor’s degree in Business Administration from Escola de Administração de Empresas de São Paulo of Fundação Getúlio Vargas in 1980.

Name: DEMOSTHENES MADUREIRA DE PINHO NETO
Companies that are part of the issuer’s economic group:

Itaú Unibanco Holding S.A.: Member of the Board of Directors since May 2012 (non-executive director). member of the Nomination and Corporate Governance and Capital and Risk Management Committees since July 2012.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Director from November 2008 to January 2012.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Itaú BBA S.A.: Executive Vice-President from November 2008 to April 2009.

Main activity of the company: Multiple-service banking, with investment portfolio.

Unibanco – União de Bancos Brasileiros : Vice-President from December 2004 to April 2009.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Unibanco Asset Management: Executive Director from August 2002 to July 2005.

Main activity of the company: Portfolio management and securities custody.

Companies controlled by an issuer’s direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the issuer’s securities:
Other companies or third sector organizations:

ANBID: Vice-President from 2000 to 2003.

Main activity of the company: Professional association.

Dresdner Asset Management: Chief Executive Officer from November 1999 to 2002.

Main activity of the company: Private banking.

Central Bank of Brazil: Director of International Affairs from 1997 to March 1999.

Main activity of the company: Independent government agency.

Ministry of Finance: General Coordinator of Monetary and Financial Policy in 1993.

Main activity of the company: Public administration in general.

Professor of Economics and Finance at FGV-SP, PUC-RJ and INSPER / IBEMEC SP: from 1991 to 2004.

Academic background:	Bachelor’s and Master´s degree in Economics from PUC-RJ and PhD in Economics from University of California, Berkeley.

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Name: FÁBIO COLLETTI BARBOSA
Companies that are part of the issuer’s economic group:

Itaú Unibanco Holding S.A.: member of the Board of Directors since July 2015 (Independent director); member of the Personnel, Nomination and Corporate Governance, and Strategy committees since April 2015.

Main activity of the company: Holding company.

Companies controlled by an issuer’s direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the issuer’s securities:
Other companies or third sector organizations:

Abril Comunicações S.A.: Chief Executive Officer from September 2011 to March 2014.

Main activity of the company: Printing of books, magazines and other periodicals.

Banco Santander (Brazil) S.A.: Chairman of the Board of Directors from January 2011 to September 2011.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Santander S.A.: Chairman of the Board of Directors from August 2008 to December 2010.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Real S.A.: Chief Executive Officer from 1998 to 2008.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Fundação OSESP (São Paulo Symphony Orchestra Foundation) : Chairman of the Board of Directors since 2012.

Insper - Instituto de Ensino e Pesquisa : Member of the Board of Directors since 2010.

UN Foundation - USA: Member of the Board of Directors since 2011.

Instituto Empreender Endeavor: Member of the Board of Directors since 2008.

Almar Participações S.A.: Member of the Board of Directors since 2013.

Vox Capital – Investimentos: Member of the Board of Directors since 2012.

Gávea Investments: Member of the Investment Committee since September 2015.

Academic background:	Bachelor’s degree in Economics from the School of Economics of Fundação Getúlio Vargas, in São Paulo, and Master’s degree in Business Administration from Institute for Management and Development, in Lausanne.

Name: GUSTAVO JORGE LABOISSIÈRE LOYOLA
Companies that are part of the issuer’s economic group:

Itaú Unibanco Holding S.A.: Member of the Board of Directors since July 2006 (independent director); Chairman of the Audit Committee from September 2008 to April 2014; member of the Audit Committee from May 2007 to November 2008; member of the Capital and Risk Management Committee since July 2008 and of the Related Parties Committee since April 2013; member of the Fiscal Council from March 2003 to April 2006.

Main activity of the company: Holding company.

Companies controlled by an issuer’s direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the issuer’s securities:
Other companies or third sector organizations:

Tendências Consultoria Integrada S/S Ltda.: Partner since November 2002.

Main activity of the company: Consultancy.

Tendências Conhecimento Assessoria Econômica Ltda .: Partner since July 2003.

Main activity of the company: Consultancy.

Gustavo Loyola Consultoria S/C: Managing Partner since February 1998.

Main activity of the company: Consultancy on Economics.

Central Bank of Brazil: Governor from November 1992 to March 1993 and from June 1995 to November 1997; Deputy Governor of the National Financial System Regulation and Organization from March 1990 to November 1992.

Main activity of the company: Independent government agency.

Academic background:	Bachelor´s degree in Economics from Universidade de Brasília in 1979, Ph.D. in Economics from Fundação Getúlio Vargas (RJ) in 1983.

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Name: NILDEMAR SECCHES
Companies that are part of the issuer’s economic group:

Itaú Unibanco Holding S.A.: Member of the Board of Directors since May 2012 (independent director); member of the Strategy Committee since July 2012 and member of the Related Parties and Personnel Committees since April 2013.

Main activity of the company: Holding company.

Companies controlled by an issuer’s direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the issuer’s securities:
Other companies or third sector organizations:

WEG S.A.: Vice-Chairman of the Board of Directors from 1998 to 2011; member of the Board of Directors since 2011.

Main activity of the company: Holding company.

Iochpe-Maxion: Vice-Chairman of the Board of Directors since 2004.

Main activity of the company: Holding company.

Ultrapar S.A.: Member of the Board of Directors since April 2002.

Main activity of the company: Distribution of fuels, chemicals and storage of liquid bulk.

Suzano Papel e Celulose: Member of the Board of Directors since May 2008.

Main activity of the company: Pulp and paper industry and trading,

Brasil Foods – BRB S.A: Chairman of the Board of Directors from April 2007 to April 2013.

Main activity of the company: Food industry.

Perdigão S.A.: Chief Executive Officer from January 1995 to October 2008.

Main activity of the company: Food industry.

Iochpe-Maxion Group: Corporate General Director from 1990 to 1994.

Main activity of the company: Industrial Holding company.

Banco Nacional de Desenvolvimento Econômico e Social – BNDES (Brazilian Social and Economic Development Bank) : Director from 1987 to 1990.

Main activity of the company: Development bank.

Associação dos Produtores e Exportadores de Frangos (Association of Producers and Exporters of Poultry) : President from 2001 to 2003.

Main activity of the company: Association.

Academic background:

Bachelor’s degree in Mechanical Engineering from Universidade de São Paulo (USP) of São Carlos, postgraduate degree in Finance from PUC of Rio de Janeiro. PhD in Economics from Unicamp of Campinas (SP).

Name: PEDRO LUIZ BODIN DE MORAES
Companies that are part of the issuer’s economic group:

Itaú Unibanco Holding S.A.: Member of the Board of Directors since February 2009 (independent director); member of the Capital and Risk Management Committee since August 2009; member of the Compensation Committee since February 2011 and member of the Related Parties Committee since April 2013.

Main activity of the company: Holding company.

Unibanco – União de Banco Brasileiros S.A .: Member of the Board of Directors from July 2003 to December 2008.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Companies controlled by an issuer’s direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the issuer’s securities:
Other companies or third sector organizations:

Central Bank of Brazil: Monetary Policy Director from 1991 to 1992.

Main activity of the company: Independent government agency.

Banco Nacional de Desenvolvimento Econômico e Social – BNDES (Brazilian Social and Economic Development Bank): Director from 1990 to 1991.

Main activity of the company: Development bank.

Banco Icatu S.A.: Officer and Partner from 1993 to 2002.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Icatu Holding S.A.: Officer from 2002 to 2003 and Partner since 2003.

Main activity of the company: Holding company.

Academic background:	Bachelor’s and master’s degrees in Economics from Pontifícia Universidade Católica of Rio de Janeiro (PUC-Rio). PhD in Economics from the Massachusetts Institute of Technology (MIT).

Name: RICARDO VILLELA MARINO
Companies that are part of the issuer’s economic group:

Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2008 (Executive Director); member of the Personnel Committee from August 2009 to April 2015; member of the Capital and Risk Management Committee from June 2008 to April 2009 and member of the Strategy Committee since June 2010.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Vice-President since August 2010; Executive Officer from September 2006 to August 2010; Senior Managing Officer from August 2005 to September 2006; Managing Officer from December 2004 to August 2005.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Companies controlled by an issuer’s direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the issuer’s securities:

Itaúsa – Investimentos Itaú S.A.: Alternate member of the Board of Directors since April 2011 and member of the Investment Policies Committee from August 2008 to April 2011.

Main activity of the company: Holding company.

Duratex S.A.: Alternate member of the Board of Directors since April 2009.

Main activity of the company: Manufacturing, sale, import, and export of wood byproducts, bathroom fittings, and ceramics and plastic materials.

Elekeiroz S.A.: Alternate member of the Board of Directors since April 2009.

Main activity of the company: Manufacturing of intermediate products for plasticizers, resins and fibers.

Itautec S.A.: Alternate member of the Board of Directors since April 2009.

Main activity of the company: Interest in other companies in Brazil and abroad, particularly in those that operate in the manufacturing and sale of banking and commercial automation equipment, and provision of services.

Other companies or third sector organizations:
Academic background:	Bachelor’s degree in Mechanical Engineering from Escola Politécnica of the Universidade de São Paulo (USP) in 1996, Master’s degree in Business Administration from MIT Sloan School of Management, Cambridge, USA, in 2000.

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Nome: JOSÉ GALLÓ
Companies that are part of the issuer’s economic group:
Companies controlled by an issuer’s direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the issuer’s securities:
Other companies or third sector organizations:

Lojas Renner S.A.: member of the Board of Directors since 1998, acting as the Chairman of that Board from 1999 to 2005; CEO from March 1999; Superintendent Director from September 1991 to March 1999.

Main activity of the company: Chain of apparel department stores.

Renner Administradora de Cartões de Crédito Ltda.: Officer since September 2005.

Main activity of the company: Credit card operator, exclusively for customers of Lojas Renner S.A.

Dromegon Participações Ltda.: Officer since September 2005.

Main activity of the company: Holding company of non-financial institutions.

LR Investimentos Ltda.: Officer since August 2008.

Main activity of the company: Holding company of non-financial institutions.

Realize Participações S.A.: Officer since December 2015.

Main activity of the company: Other special partnerships, except for holding companies.

Rumos Consultoria Empresarial Ltda.: Officer since March 1987.

Main activity of the company: Advisory in business management, except for specific technical advisory services.

SLC Agrícola S.A.: member of the Board of Directors since April 2007.

Main activity of the company: Agriculture supporting activities.

Localiza Rent a Car S.A.: member of the Board of Directors since October 2010.

Main activity of the company: Car rental and fleet management.

Instituto Lojas Renner: member of the Board of Directors since June 2008.

Main activity of the company: Association activities.

IDV - Instituto para Desenvolvimento do Varejo: member of the Board of Directors since July 2004.

Main activity of the company: Other professional association activiites.

Câmara de Dirigentes Lojistas (Retail Managers Chamber) of Porto Alegre: Vice-Chairman since June 2004.

Main activity of the company: Organization of trade and business association activities.

Academic background:	Bachelor’s degree in Business Administration from Escola de Administração de Empresas de São Paulo - Fundação Getúlio Vargas in 1974.

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FISCAL COUNCIL

Name: IRAN SIQUEIRA LIMA
Companies that are part of the Issuer’s economic group:	Itaú Unibanco Holding S.A.: Effective member of the Fiscal Council since March 2003. Main activity of the company: Holding company
Companies controlled by an Issuer’s direct or indirect stockholder with an interest equal to or higher than 5% In the same class or type of the Issuer’s securities:
Other companies or third sector organizations:

Central Bank of Brazil: Career employee (1967 to 1993), where he held many positions, such as: Deputy Head of the Capital Markets Inspection Department (1976 to 1979), Head of the Capital Markets Department (1979 to 1984), Director of the Capital Markets Area (1984), Director of the Inspection Area (1985) and Regional Delegate in São Paulo-SP (1991 and 1993).

Main activity of the company: Independent government agency

Banco da Cidade S.A.: Director of the Capital Markets Area (1986), during the period in which he took away a license from the Central Bank of Brazil. In that same period (1986/1988), he founded an advisory services office in the capital markets area, where he held the position of Managing Partner from 1987 to June 1988.

Main activity of the company: Financial institution

In the Federal Government he held the position of Secretary of Budget and Control over Government Companies (SEST) (July 1988 to March 1990). He held the position of Economic and Finance Director in Telebrás – Telecomunicações Brasileiras S.A. (from May 1991 to December 1992) and was member of the Boards of Directors of the Brazilian Social and Economic Development Bank (BNDES), Telecomunicações de São Paulo (Telesp) and Telebrás – Telecomunicações Brasileiras S.A. Since 1972, he has taught subjects related to the Accounting and Finance areas in the following Universities. AEUDF, UNB, USP, and in the MBA courses of FIPECAFI.

Academic background:

Bachelor’s degrees in Economics from UERJ (1969) and in Accounting from AEUDF (1973), Mr. Lima holds a postgraduate degree in Economics Engineering and Industrial Administration from Universidade Candido Mendes (1971), and a master’s degree and PhD in Accounting and Comptrollership from Universidade de São Paulo (USP) (1976 and 1998, respectively).

Name: ALKIMAR RIBEIRO MOURA
Companies that are part of the Issuer’s economic group:	Itaú Unibanco Holding S.A.: Member of the Audit Committee from May 2010 to July 2015. Main activity of the company:Holding company.
Companies controlled by an Issuer’s direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities:
Other companies or third sector organizations:

Escola de Administração de Empresas de São Paulo (Business Administration School) of the Getúlio Vargas Foundation – São Paulo: Retired Economics Professor.

Main activity of the company: Education institution.

BM&F Bovespa S.A.: Market Supervision: Independent member of the Supervision Board from October 2007 to September 2010.

Main activity of the company: Regulatory body.

Banco Nossa Caixa S.A.: Member of the Board of Directors from May 2006 to February 2007.

Main activity of the company: Multiple-service banking.

Telemar Participações S.A.: Member of the Board of Directors from May 2001 to January 2003.

Main activity of the company: Telecommunications

Cia. Brasil de Seguros: Member of the Board of Directors from May 2001 to February 2003.

Main activity of the company: Insurance company.

Banco Bandeirantes S.A.: Member of the Board of Directors from May 1999 to December 2000.

Main activity of the company: Multiple-service banking.

Banco do Brasil S.A.: Chairman of the Investment Banking from April 2001 to January 2003; Vice Chairman of Finance and Capital Markets from April 2001 to January 2003.

Main activity of the company: Multiple-service banking.

Central Bank of Brazil: Standards and Financial System Organization Officer from February 1996 to September 1997; Monetary Policy Officer from February 1994 to February 1996; Public Debt and Open Market Transactions Officer from January 1987 to January 1988.

Main activity of the company: Independent government agency.

Banco Pirelli-Fintec: Officer from March 1988 to March 1993.

Main activity of the company: Multiple-service banking.

Academic background:	Bachelor’s degree in Economics from the Universidade Federal de Minas Gerais, Belo Horizonte, in 1963; Master of Arts from the University of California, Berkeley, California, in 1966 and Ph.D in Applied Economics from Stanford University, California, in 1978.

Name: CARLOS ROBERTO DE ALBUQUERQUE SÁ
Companies that are part of the Issuer’s economic group:	Itaú Unibanco Holding S.A.: Alternate member of the Fiscal Council since April 2015. Main activity of the company: Holding company.
Companies controlled by an Issuer’s direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities:
Other companies or third sector organizations:

Castrol do Brasil Ltda.: Financial Officer from March 1991 to December 1994.

Main activity of the company: Production of basic petrochemical products.

Schlumberger Serviços de Petróleo Ltda.: Controller from March 1986 to December 1988.

Main activity of the company: Supporting activities for oil and natural gas extraction.

Det Norske Veritas: Financial Manager from March 1979 to December 1981.

Main activity of the company: Engineering services.

KPMG Auditores Independentes: Officer from March 2003 to December 2010.

Main activity of the company: Consultancy and accounting and tax auditing.

Marfrig S.A.: Alternate member of the Fiscal Council from March 2011 to October 2012.

Main activity of the company: Consulting on business management, except specific technical consultancy.

Net Serviços de Comunicação S.A.: Risk Officer from March 1999 to December 2002.

Main activity of the company: Pay TV operators.

Sobremetal: Administrative and Financial Officer from March 1995 to December 1998.

Main activity of the company: Steel and iron industry.

Academic background:	Bachelor’s degree in Economics from Candido Mendes, in 1973. Bachelor’s degree in Accounting from Moraes Júnior, in 1981, postgraduate degree in Finance from PUC/RJ, in 1995.

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Name: JOSÉ CARUSO CRUZ HENRIQUES
Companies that are part of the Issuer’s economic group:

Itaú Unibanco Holding S.A.: Alternate member of the Fiscal Council since August 2011.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Managing Officer from December 1988 to August 2003.

Main activity of the company: Multiple-service banking, with commercial portfolio.

BFB Leasing S.A. – Arrendamento Mercantil: Officer from June 1997 to July 2003.

Main activity of the company: Lease company.

Banco Itauleasing S.A.: Member of the Board of Directors from December 1994 to September 2003.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Itaucard S.A.: Officer from March 2000 to April 2003.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Intrag Distribuidora de Títulos e Valores Mobiliários Ltda.: Managing Officer from April 1994 to July 2003.

Main activity of the company: Securities dealer.

Banco Itaú Cartões S.A.: Managing Officer from July to October 2000.

Main activity of the company: Investment banking

Itautec Componentes da Amazônia S.A. – Itaucam: Officer from April 1993 to April 2003.

Main activity of the company: Retail trading specialized in IT equipment and supplies.

Companies controlled by an Issuer’s direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities:
Other companies or third sector organizations:	Corhen Serviços Ltda.: Executive President since 2003. Main activity of the company: Combined office and administrative support services
Academic background:	Bachelor’s degree in Law from Universidade de São Paulo (USP) in 1971 and postgraduate degree in Business Administration from Fundação Getúlio Vargas (SP) in 1979.

Name: JOÃO COSTA
Companies that are part of the Issuer’s economic group:

Itaú Unibanco Holding S.A.: Alternate member of the Fiscal Council since July 2009.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Managing Officer from April 1997 to April 2008.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Companies controlled by an Issuer’s direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities:	Itaúsa – Investimentos Itaú S.A.: Alternate member of the Fiscal Council since April 2009. Main activity of the company: Holding company
Other companies or third sector organizations:

FEBRABAN Brazilian Federation of Bank Associations, FENABAN Brazilian Federation of Banks, IBCB Brazilian Institute of Banking Science and State of São Paulo Bank Association: Effective member of the Fiscal Council from April 1997 to August 2008.

Academic background:

Bachelor’s degree in Economics from Faculdade de Economia São Luiz – São Paulo, with specialization in Business Administration from FEA/USP. He attended the Management Program for Executives – University of Pittsburgh.

Name: EDUARDO AZEVEDO DO VALLE
Companies that are part of the Issuer’s economic group:
Companies controlled by an Issuer’s direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities:
Other companies or third sector organizations:

Praxair Distribution, Inc: Vice-President from January 1999 to August 2003.

Main activity of the company: Production and distribution of industrial and medicinal gases, as well as the sale of welding and cutting materials and equipment throughout the USA and Canada.

Asco Participações do Brasil: Chief Executive Officer from March 2012 to August 2014.

Main activity of the company: Port and logistics support to oil exploration and production.

White Martins Gases Industriais S.A.: Marketing Officer from September 2003 to January 2005; Logistics Officer from January 2005 to August 2006; Gas Distribution and Production Manager from January 1995 to December 1998; Financial Administratiion Manager from January 1991 to December 1992.

Main activity of the company: Production and distribution of industrial and medicinal gases, as well as the sale of welding and cutting materials and equipment and high-pressure cylinders in Brazil and South America.

Portuária – Porto do Forno RJ: member of the Board of Directors from February 2008 to March 2010.

Main activity of the company: Port and maritime support activities.

Abitam – Associação Bras. Ind. de Tubos de Aços Metálicos: Officer from May 2010 to December 2012.

Main activity of the company: Professional association of Brazilian manufacturers of steel pipes

Apolo Tubulars S.A.: Chief Executive Officer from April 2010 to December 2012.

Main activity of the company: Production of steel pipes for the oil and gas industry

Brasco Logística Offshore: Chief Executive Officer from January 2007 to March 2010.

Main activity of the company: Port and logistics support to oil exploration and production.

Academic background:

Bachelor’s degree in Business Administration from UERJ in 1980; Bachelor’s degree in Electric Engineering from IME in 1980; MBA in Global Leaders Program from Praxair, Inc., in 2000 and postgraduate degreein Business Management of Oil and Gas Exploration and Production from the Instituto Brasileiro de Petróleo - IBP in 2010.

76

AUDIT COMMITTEE

Name: GERALDO TRAVAGLIA FILHO
Companies that are part of the Issuer’s economic group:

Itaú Unibanco Holding S.A.: Executive Officer from November 2008 to April 2009; Secretary of the Board of Directors from December 2010 to July 2012; member of the Audit Committee since March 2013, and Chairman of the Audit Committee since June 2014.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Officer from November 2008 to April 2009.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Itaú BBA S.A.: Executive Officer from November 2008 to January 2010.

Main activity of the company: Multiple-service banking, with investment portfolio.

Redecard S.A.: Executive Financial Officer from May 2009 to April 2010.

Main activity of the company: Provision of payment means services.

Unibanco – União de Bancos Brasileiros S.A.: Vice Chairman from September 2004 to April 2009; Executive Officer from 1996 to 2004; Planning, Accounting and Control Officer from 1990 to 1994.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Companies controlled by an Issuer’s direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities:
Other companies or third sector organizations:
Academic background:	Bachelor’s degree in Business Administration from Universidade de São Paulo (USP) in 1979 and specialization in Bank Management from the Wharton School of the University of Pennsylvania in 1992.

Name: ANTONIO FRANCISCO DE LIMA NETO
Companies that are part of the Issuer’s economic group:	Itaú Unibanco Holding S.A.: member of the Audit Committee since July 2015. Main activity of the company: Holding company.
Companies controlled by an Issuer’s direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities:
Other companies or third sector organizations:

Banco Fibra S.A.: Chief Executive Officer from August 2009 to October 2013.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco do Brasil S.A.: Chief Executive Officer from December 2006 to April 2009; Vice-President of the Retail and Distribution area from July 2005 to December 2006; Vice-President of the Institutional Business and Wholesale area from November 2004 to July 2005; Commercial Officer from September 2001 to November 2004; Executive Superintendent of the Commercial Department from July 2000 to September 2001; State Superintendent of Tocantins from May 1999 to May 2000; Regional Superintendent of Belo Horizonte from January 1997 to May 1999.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Brasilprev Seguros e Previdência S.A.: member of the Board of Directors from 2007 to 2009;

Brazilian Federation of Bank Associations (FEBRABAN): member of the Board of Directors from 2006 to 2009;

BB Securities Limited: member of the Board of Directors from 2004 to 2005;

Brasilsaúde Companhia de Seguros: member of the Board of Directors from 2003 to 2005;

Companhia de Seguros Aliança do Brasil: member of the Board of Directors from 2001 to 2009;

BB Previdência – Fundo de Pensão Banco do Brasil: member of the Board of Directors from 2000 to 2007.

Academic background:

Master’s degree in Economics from Fundação Getúlio Vargas (January 2014); Course for Members of Boards of Directors from the Brazilian Institute of Corporate Governance (2014); Postgraduate degree “lato sensu” in Marketing from PUC Rio de Janeiro (2001); MBA Specialization for Executives from Fundação Dom Cabral (1997); Bachelor’s degree in Economics from Universidade Federal de Pernambuco (1996).

Name: DIEGO FRESCO GUTIERREZ
Companies that are part of the Issuer’s economic group:	Itaú Unibanco Holding S.A.: Member of the Audit Committee (Financial Expert) since April 2014. Main activity of the company: Holding company
Companies controlled by an Issuer’s direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities:
Other companies or third sector organizations:

Independent consultant for complex financial reporting matters, particularly for companies with shares registered in both Brazil and the United States, since June 2013.

PricewaterhouseCoopers – São Paulo, State of São Paulo: Partner in Capital Markets Accounting Advisory Services from 2000 to June 2013.

Main activity of the company: Consultancy and accounting and tax auditing.

PricewaterhouseCoopers – Montevideo/Uruguay: Senior Manager Assurance from 1998 to 2000.

Main activity of the company: Consultancy and accounting and tax auditing.

PricewaterhouseCoopers – National Technical Office, Stanford, United States: Senior Manager, tour in the technical office of PwC in the United States from 1997 to 1998.

Main activity of the company: Consultancy and accounting and tax auditing.

PricewaterhouseCoopers – Montevideo/Uruguay: Trainee to Senior Manager from 1990 to 1997.

Main activity of the company: Consultancy and accounting and tax auditing

Academic background:

Bachelor’s degree in Accounting from Universidad de la Republica Oriental del Uruguay, Uruguay, 1994; Certified Public Accountant (CPA) in the United States for the State of Virginia since 2002 and Course for Members of Boards of Directors in 2013 from the Brazilian Institute of Corporate Governance.

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Name: LUIZ ALBERTO FIORE
Companies that are part of the Issuer’s economic group:	Itaú Unibanco Holding S.A.: Member of the Audit Committee since March 2012. Main activity of the company: Holding company.
Companies controlled by an Issuer’s direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities:
Other companies or third sector organizations:

Deloitte Touche Tohmatsu: Partner in the areas of External Audit and Corporate Finance between 1973 and 2010.

Main activity of the company: auditing, consulting, financial advisory, risk management and tax consulting.

Deloitte do Brasil: Member of the Executive Committee and Board of Directors from 1987 to 2008.

Main activity of the company: auditing, consulting, financial advisory, risk management and tax consulting.

Deloitte Corporate Finance: Member of the International Board – representative for Latin America from 1998 to 2005.

Main activity of the company: auditing, consulting, financial advisory, risk management and tax consulting.

PriceWaterhouseCoopers: Independent Auditor from 1971 to 1973.

Main activity of the company: Consultancy and accounting and tax auditing.

Universidade São Judas: Consultant since 2010.

Main activity of the company: Educational institution

Academic background:	Bachelor’s degree in Business Administration from Universidade Católica (ESAN-PUC) in 1974 and Bachelor’s degree in Accounting from Universidade Mackenzie in 1976.

Name: MARIA HELENA DOS SANTOS FERNANDES DE SANTANA
Companies that are part of the Issuer’s economic group:	Itaú Unibanco Holding S.A.: Member of the Audit Committee since June 2014. Main activity of the company: Holding company
Companies controlled by an Issuer’s direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities:
Other companies or third sector organizations:

Companhia Brasileira de Distribuição S.A.: member of the Board of Directors and Chairman of the Corporate Governance Committee since 2013.

Main activity of the company: Retail trading.

CPFL Energia S.A.: member of the Board of Directors from 2013 to 2015.

Main activity of the company: Renewable energy generation.

Totvs S.A.: member of the Board of Directors and Coordinator of the Audit Committee since 2013.

Main activity of the company: Communication and Information Technology.

IFRS Foundation: member of the Board of Trustees since January 2014.

Main activity of the company: Non-profit foundation

Brazilian Securities Commission (CVM): Chairman from July 2007 to July 2012 and Officer from July 2006 to July 2007.

Main activity of the company: Public administration in general.

São Paulo Stock Exchange – BOVESPA: From 1994 to 2006 she initially worked in the Special Projects department and then as an Executive Superintendent of Relationships with Companies from 2000 to 2006.

Instituto Brasileiro de Governança Corporativa - IBGC (Brazilian Institute of Corporate Governance): Vice-Chairman from 2004 to 2006 and member of the Board of Directors since 2001.

Main activity of the company: Associations for the defense of social rights.

International Organization of Securities Commissions – IOSCO: Chairman of the Executive Committee from 2010 to 2012, and member of the Latin-American Roundtable on Corporate Governance (OECD / WB Group) since 2000.

Academic background:	Bachelor’s degree in Economics from the School of Economics and Business Administration (FEA) from Universidade de São Paulo (USP) in 1990.

Name: SERGIO DARCY DA SILVA ALVES
Companies that are part of the Issuer’s economic group:	Itaú Unibanco Holding S.A.: Member of the Audit Committee since April 2014. Main activity of the company: Holding company.
Companies controlled by an Issuer’s direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities:
Other companies or third sector organizations:

Banco Santander S.A.: Member of the Audit Committee from October 2006 to March 2013.

Main activity of the company: Multiple-service bank, with commercial portfolio.

BM&F Bovespa S.A.: Member of the Standards Committee as Coordinator and member of the Audit Committee since January 2007.

Main activity of the company: Commodities and Futures Exchange.

Central Bank of Brazil: Officer Responsible for Standard Matters and Organization of the Financial System from September 1997 to April 2006; Head of the Standards Department of the Financial System from April 1991 to August 1997; Deputy Head of the Standards Department of the Financial System from March 1985 to March 1991; Coordinator of the Capital Markets up to 1985.

Academic background:

Bachelor’s degree in Economics from the School of Economics and Business Administration of the Universidade Federal do Rio de Janeiro (1965 to 1968), and Bachelor’s degree in Accounting – Association of Unified Education of Brasília – AEUDF ( 1975 to 1978).

78

DISCLOSURE AND TRADING COMMITTEE

Name: ALEXSANDRO BROEDEL LOPES
Companies that are part of the Issuer’s economic group:

Itaú Unibanco Holding S.A.: Executive Director since April 2015, and Officer from August 2012 to March 2015; member of the Disclosure and Trading Committee since October 2013, also holding managing positions in other subsidiaries of the Itaú Unibanco conglomerate.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Director since March 2015; Director from May 2012 to March 2015.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Investimentos Bemge S.A.: Officer since June 2012.

Main activity of the company: Support to companies in which it has interest, including by conducting studies and making funds available.

Itauseg Participações S.A.: Officer since June 2012.

Main activity of the company: Holding company of non-financial institutions.

Dibens Leasing S.A. – Arrendamento Mercantil: Officer since August 2012.

Main activity of the company: Leasing.

Companies controlled by an Issuer’s direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities:
Other companies or third sector organizations:

Universidade de São Paulo: Full Professor in Accounting and Finance since 2002 teaching for graduate, master and PhD level courses in the finance and accounting areas.

Main activity: Educational institution.

Brazilian Securities Commission: Officer from 2010 to 2012.

Main activity of the company: Public administration in general.

Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados: Consultant from 2008 to 2009.

Main activity of the company: Legal services.

BM&F Bovespa S.A.: Member of the Audit Committee in 2012.

Main activity of the company: Regulatory body.

CETIP S.A. - Mercados Organizados: Member of the Board of Directors since May 2013.

Main activity of the company: Organized over-the-counter market managing company.

International Accounting Standards Bord (IASB): Member since 2010.

IRB Brasil Resseguros: Member of the Board of Directors since 2015.

International Integrated Reporting Committee - IIRC: Member.

FEA-USP: Full Professor.

EASP - FGV: Professor from 2001 to 2002.

Manchester Business School: Professor in 2005.

London School of Economics: Visiting professor.

Academic background:

PhD in Accounting and Finance – Manchester Business School (2008); PhD in Controllership and Accounting from Universidade de São Paulo (USP) (2001); Bachelor’s degree in Accounting (1997) from Universidade de São Paulo (USP); and Bachelor’s degree in Law from Universidade de São Paulo (USP) in 2012.

Name: ÁLVARO FELIPE RIZZI RODRIGUES
Companies that are part of the Issuer’s economic group:

Itaú Unibanco Holding S.A.: Director since April 2015; member of the Disclosure and Trading Committee since October 2014.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Director since October 2014; Legal Superintendent from July 2008 to August 2014 and Legal Manager from March 2006 to July 2008, acting in the coordination and supervision of M&A (Mergers and Acquisitions) Legal Matters, National Corporate Legal Matters and Corporate Governance, Corporate Paralegal Matters, Contracts, Equity, Marketing and Third Sector Legal Matters, and International Legal Matters (responsible for the matrix management of the legal teams of the Itaú Unibanco Conglomerate’s foreign units and for the follow up and evaluation of the main legal matters regarding these units).

Main activities of the company: Multiple-service banking, with commercial portfolio.

Companies controlled by an Issuer’s direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities:
Other companies or third sector organizations:	Tozzini Freire Advogados: He acted in the areas of corporate law and contract law from August 1998 to February 2005. Main activity of the company: Legal services.
Academic background:	Bachelor’s degree in Law from the Law School of Universidade de São Paulo (USP) in 1999. Specialization in Business Law from Pontifícia Universidade Católica de São Paulo (PUC-SP) in 2001 and Master’s degree (“Master at Laws” – LL.M.) from Columbia University School of Law New York – NY in 2004.

Name: CAIO IBRAHIM DAVID
Companies that are part of the Issuer’s economic group:

Itaú Unibanco Holding S.A.: Executive Officer from June 2010 to April 2015, and member of the Disclosure and Trading Committee since July 2010.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Vice-President since July 2013 and Executive Officer from August 2010 to July 2013, responsible for the Finance area. He joined the group in 1987 as a trainee, acting in the areas of controllership and market and liquidity risk control.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Investimentos Bemge S.A.: Member of the Board of Directors since April 2012 and Executive Vice-President from October 2010 to April 2013.

Main activity of the company: Support to companies in which it has interest, including by conducting studies and making funds available.

Dibens Leasing S.A. – Arrendamento Mercantil: Member of the Board of Directors since July 2010.

Main activity of the company: Leasing.

Itauseg Participações S.A.: Executive Officer from April 2010 to April 2013 and Chief Executive Officer since May 2013.

Main activity of the company: Holding company.

Redecard S.A.: Vice-Chairman of the Board of Directors from June 2010 to December 2012 and member of the Board of Directors from May 2010 to December 2012.

Main activity of the company: Provision of payment means services.

Companies controlled by an Issuer’s direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities:
Other companies or third sector organizations:
Academic background:	Bachelor’s degree in Engineering from Universidade Mackenzie (1986 to 1990), Postgraduate degree in Economics and Finance (1992 to 1993) from Universidade de São Paulo, Master’s degree in Comptrollership also from Universidade de São Paulo (1994 to 1997) and MBA from the New York University (1997 to 1999) with specialization in Finance, Accounting and International Business.

79

Name: CARLOS HENRIQUE DONEGÁ AIDAR
Companies that are part of the Issuer’s economic group:

Itaú Unibanco Holding S.A.: Member of the Disclosure and Trading Committee since January 2015.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Director since July 2008. In December 1986, he joined the staff of this financial institution and during his career his main functions were: preparation of the consolidated budget for the marketing channels and products; projection of the main financial variables, such as volumes of loans, spreads, fees and costs; economic feasibility studies regarding new business; management of the main support system for comptrollership through validating data, accounting consistency, financial calculation modeling and production of monthly database for calculating results; follow up of treasury results, developing result analyses and instruments for asset and liquidity management.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Companies controlled by an Issuer’s direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities:
Other companies or third sector organizations:
Academic background:	Bachelor’s degree in Economics from Faculdade de Ciências Econômicas de São Paulo of Fundação Escola de Comércio Álvares Penteado, in 1986. Postgraduate degree in Finance from Universidade de São Paulo in 1994.

Name: EDUARDO MAZZILLI DE VASSIMON
Companies that are part of the Issuer’s economic group:

Itaú Unibanco Holding S.A.: Vice-President since April 2015; Executive Director from March 2013 to April 2015.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: General Foreign Exchange Manager from 1980 to 1990 and became Vice-President in March 2013.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Itaú BBA S.A.: member of the Board of Directors from November 2004 to April 2015; Vice-President from November 2004 to December 2008, in charge of the international, financial institutions, products, client trading desk and treasury areas.

Main activity of the company: Multiple-service banking, with investment portfolio.

Banco Itaú BMG Consignado S.A.: member of the Board of Directors from May 2013.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Investimentos Bemge S.A.: Vice-Chairman of the Board of Directors since February 2013.

Main activity of the company: Holding companies of non-financial institutions.

Dibens Leasing S.A. – Arrendamento Mercantil: member of the Board of Directors since April 2015.

Main activity of the company: Leasing

Banco BBA-Creditanstalt S.A.: Deputy Foreign Exchange Officer from 1990 to 1991 and International Area Officer from 1992 to 2003.

Main activity of the company: Multiple-service banking, with investment portfolio.

Companies controlled by an Issuer’s direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities:
Other companies or third sector organizations:
Academic background:	Bachelor’s degree in Economics from Faculdade de Economia of the Universidade de São Paulo (USP) in 1980; Bachelor’s degree in Business Administration from Fundação Getúlio Vargas in 1980; Post-graduation degree from EAESP/FGV in 1982. Attended École dês Hautes Études Commerciales – France, in 1982.

Name: FERNANDO MARSELLA CHACON RUIZ
Companies that are part of the Issuer’s economic group:

Itaú Unibanco Holding S.A.: Member of the Disclosure and Trading Committee since July 2009.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Director since September 2008 and Managing Officer from January 2007 to September 2008.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Itauleasing S.A.: Officer from November 2008 to April 2009.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Companies controlled by an Issuer’s direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities:
Other companies or third sector organizations:
Academic background:	Bachelor’s degree in Mathematics from Pontifícia Universidade Católica de São Paulo - PUC-SP in 1986. Specialization in Information Technology and Financial Administration in 1986.

80

Name: LEILA CRISTIANE BARBOZA BRAGA DE MELO
Companies that are part of the Issuer’s economic group:

Itaú Unibanco Holding S.A.: Executive Director since April 2015; Member of the Disclosure and Trading Committee since January 2012.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Director since April 2015, in charge of the Legal Area, which comprises Litigation Matters, Retail Legal Matters, Wholesale Legal Matters, and Institutional and International Legal Matters, and also Ombudsman’s Office; Director from February 2010 to March 2015.

Main activity of the company: multiple-service banking, with commercial portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Deputy Director from October 2008 to April 2009. She joined Unibanco in 1997, acting in Unibanco’s Legal Advisory department in operations involving banking products, credit card, real estate and vehicle financing, and projects regarding mergers and acquisitions, corporate restructuring and capital markets, among others.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Companies controlled by an Issuer’s direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities:
Other companies or third sector organizations:
Academic background:	Bachelor’s degree in Law from the Law School of Universidade de São Paulo, Specialization in Corporate Law with a major in Corporate Finance and Capital Markets from IBMEC – Instituto Brasileiro de Mercado de Capitais, Fundamentals of Business Law - NYU - New York University.

Name: MARCELO KOPEL
Companies that are part of the Issuer’s economic group:

Itaú Unibanco Holding S.A.: Director since June 2014 and Investor Relations Officer since February 2015. Member of the Disclosure and Trading Committee since January 2014 and Chairman since February 2015.

Main activity of the company: Holding company

Itaú Unibanco S.A.: Director since July 2014.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Investimentos Bemge S.A.: Member of the Board of Directors and Chief Executive Officer since April 2014.

Main activity of the company: Support to companies in which it has interest, including by conducting studies and making funds available.

Dibens Leasing S.A. - Arrendamento Mercantil: Chairman of the Board of Directors since April 2015 and Director since June 2014.

Main activity of the company: Leasing.

Redecard S.A.: Executive Director from May 2010 to July 2014.

Main activity of the company: Provision of payment means services.

Banco Credicard S.A.: Officer from November 2004 to February 2010 and member of the Board of Directors from February 2010 to April 2010.

Main activity of the company: Multiple-service banking, without commercial portfolio.

Companies controlled by an Issuer’s direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities:
Other companies or third sector organizations:

Banco Citibank S.A.: Finance Officer from 2006 to 2010.

Main activity of the company: Commercial banking, with investment portfolio.

ING Bank in Brazil: Finance Officer from 1992 to 1998 and in Latin America from 1998 to 2002.

Main activity of the company: Incorporation of foreign company in Brazil.

Bank of America: Finance Officer together with the position of Operations Officer from 2002 to 2003.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Academic background:	Bachelor’s degree in Business Administration from Fundação Armando Álvares Penteado - FAAP.

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12.9. The existence of marital relationship, stable union or kinship extended to relatives twice removed between:

a) Issuer’s management members

b) (i) Issuer’s management members and (ii) management members of the Issuer’s direct or indirect subsidiaries;

c) (i) management members of the Issuer or of its direct or indirect subsidiaries and (ii) Issuer’s direct or indirect parent companies;

d) (i) Issuer’s management members and (ii) management members of the Issuer’s direct or indirect parent companies.

a) Issuer’s management members: Alfredo Egydio Setubal (member of the Board of Directors) is the brother of Roberto Egydio Setubal (Vice-Chairman of the Board of Directors and CEO).

b) (i) Issuer’s management members and (ii) management members of the Issuer’s direct or indirect subsidiaries:

Not applicable.

c) (i) Management members of the Issuer or of its direct or indirect subsidiaries and (ii) Issuer’s direct or indirect parent companies:

• Pedro Moreira Salles (Chairman of the Board of Directors), together with his brothers Fernando Roberto Moreira Salles, João Moreira Salles and Walther Moreira Salles Júnior, is in the Issuer’s controlling group;

• Brothers Roberto Egydio Setubal (Vice-Chairman of the Board of Directors and CEO) and Alfredo Egydio Setubal (member of the Board of Directors), together with their siblings José Luiz Egydio Setubal, Maria Alice Setubal, Olavo Egydio Setubal Júnior, Paulo Setubal Neto and Ricardo Egydio Setubal, are in the Issuer’s controlling group;

• Alfredo Egydio Arruda Villela Filho (Vice-Chairman of the Board of Directors), together with his sister Ana Lúcia de Mattos Barretto Villela, is in the Issuer’s controlling group; and

• Ricardo Villela Marino (member of the Board of Directors), together with his mother Maria de Lourdes Egydio Villela and his brother Rodolfo Villela Marino, is in the Issuer’s controlling group.

d) (i) Issuer’s management members and (ii) management members of the Issuer’s direct or indirect parent companies:

• Pedro Moreira Salles (Chairman of the Board of Directors), together with his brothers Fernando Roberto Moreira Salles, João Moreira Salles and Walther Moreira Salles Júnior, is in the management of parent companies IUPAR – Itaú Unibanco Participações S.A. and Cia. E. Johnston de Participações;

• Brothers Roberto Egydio Setubal (Vice-Chairman of the Board of Directors and CEO) and Alfredo Egydio Setubal (member of the Board of Directors), together with their brother Ricardo Egydio Setubal, are in the management of parent company IUPAR – Itaú Unibanco Participações S.A;

• Brothers Roberto Egydio Setubal (Vice-Chairman of the Board of Directors and CEO) and Alfredo Egydio Setubal (member of the Board of Directors), together with their brothers Paulo Setubal Neto and Ricardo Egydio Setubal, are in the management of parent company Itaúsa – Investimentos Itaú S.A.;

• Roberto Egydio Setubal (Vice-Chairman of the Board of Directors and CEO), together with his brother Ricardo Egydio Setubal, is in the management of parent company Companhia Esa;

• Alfredo Egydio Arruda Villela Filho (Vice-Chairman of the Board of Directors) is in the management of parent companies Itaúsa – Investimentos Itaú S.A., Companhia Esa and IUPAR – Itaú Unibanco Participações S.A.;

• Ricardo Villela Marino (member of the Board of Directors), together with his brother Rodolfo Villela Marino, is in the management of parent companies IUPAR – Itaú Unibanco Participações S.A. and Itaúsa –Investimentos Itaú S.A.; and

• Ricardo Villela Marino (member of the Board of Directors) is in the management of parent company Companhia Esa.

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12.10. Inform on the subordination, services provision or control relationships maintained for the last three years between management members of the issuer:

a) Issuer’s direct or indirect subsidiary, except for those in which the Issuer holds, directly or indirectly, the total capital stock;

b) Issuer’s direct or indirect parent company;

c) If relevant, supplier, client, debtor or creditor of the Issuer, its subsidiaries or parent companies or subsidiaries of any of these people.

a) Issuer’s direct or indirect subsidiary, except for those in which the Issuer holds, directly or indirectly, the total capital stock:

Management member Ricardo Villela Marino holds a management position in subsidiaries. In addition, management member Cândido Botelho Bracher is a party to a shareholder’s agreement relating to the shares of Banco Itaú BBA S.A. (On December 2, 2015 a mutual rescission of the Shareholders’ Agreement was formalized, which validity is conditioned on the Central Bank’s approving the resolution on redemption of shares made by the stockholders of Banco Itaú BBA S.A. at the Extraordinary Stockhoolders’ Meeting held on December 2, 2015).”

b) Issuer’s direct or indirect parent company:

Management members Alfredo Egydio Arruda Villela Filho, Alfredo Egydio Setubal, Pedro Moreira Salles, Ricardo Villela Marino, and Roberto Egydio Setubal are parties to the controlling group of Itaú Unibanco.

c) If relevant, supplier, client, debtor or creditor of the Issuer, its subsidiaries or parent companies or subsidiaries of any of these people:

Not applicable.

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ATTACHMENT V

ITEM 13 OF THE CVM INSTRUCTION 480/09 ATTACHMENT 24

13.1. Describe the policy or practice for the compensation of the Board of Directors, Board of Statutory Officers and Board of Non-Statutory Officers, Fiscal Council, statutory committees and Audit, Risk, Financial and Compensation Committees, addressing the following aspects:

a) The objectives of the compensation policy or practice:

Compensation Policy

The objective of the Issuer’s compensation policy is to attract, compensate, retain and stimulate management in the conduction of business, in a sustainable manner, within the risk limits and always in line with the stockholders’ interests.

At the time when the Issuer’s compensation policy was established, it took into account the market practices, the Issuer’s strategy and the effective risk management over time, so as not to encourage behaviors that increased risk exposure above the levels considered prudent.

In accordance with Resolution No. 3,921/2010 of the National Monetary Council (“Resolution on Compensation”), the variable compensation, which corresponds to the sum of fees approved at the Annual Stockholders’ Meeting attributable to variable compensation and to the statutory profit sharing, is consistent with the risk management policies of Itaú Unibanco Conglomerate, of which at least fifty percent (50%) of the variable compensation is paid through shares or stock-based instruments and is deferred for payment within at least three years. Deferred portions may be reduced or not be paid due to a possible reduction in realized recurring net income of the Issuer or of the applicable business area in the deferral period.

The management members are granted a benefit plan comprising a health care plan, dental health care, private pension plan and life insurance, among others. The benefit plan may vary in accordance with the administrator.

For illustrative purposes, this item will take into consideration the fiscal year to which the compensation refers, regardless of the year in which it was effectively attributed, paid or recognized in the financial statements.

Partners Program

The Issuer has an institutional program referred to as the Partners Program through which management members and employees with a history of outstanding contribution and differentiated performance are entitled to use part or their total annual variable compensation to purchase the Issuer’s preferred shares (“Own Shares”). If they hold the ownership of these Own Shares, free of any liens or encumbrances and of other suspension conditions set forth in the Program Regulation for three and five-year terms as from the initial investment, the return on investment will be through the receipt of the Issuer’s preferred shares (“Partners Shares”) also for three and five-year terms. These Partners Shares will subsequently remain unavailable for five and eight-year terms as from the initial investment in Own Shares. Any Partners Shares not yet received will also be subject to clawbacks, due to the possible reduction in the realized recurring net income of the Issuer or of the applicable business area during the deferral period.

As a result of the impacts related to Article 33 of Law No. 12,973/14 and the change in the recognition of the amounts granted to management members under the prior Partners Program (linked to the Stock Option Plan) for the 2009 to 2014 fiscal years, we clarify that the amounts related to the Partners Program for the 2014 fiscal year will be reported as part of the variable compensation. For the fiscal years prior to 2014, the tables will not be adapted to the new reality so as not to compromise the information adequately made available to stockholders in those years.

We clarify that the amounts granted to management members under the Partners Program, for the 2009 to 2014 fiscal years, have been recorded in the Issuer’s financial statements since their grant, as well as detailed in this item, in compliance with the rules applicable to these disclosures.

For illustrative purposes, as from 2014, the year to which the compensation refers will be considered, regardless of the year in which it was effectively attributed, paid or recognized in the financial statements.

Governance structure of compensation

The governance structure of compensation requires clear and transparent processes. Accordingly, in order to achieve the purposes mentioned above and aiming for the best governance practices introduced in this country and abroad, as well as to ensure the balance of the Issuer’s risk management practices, the Issuer has a statutory Compensation Committee, subordinated to the Board of Directors, the main duties of which are: (a) to formulate the compensation policy, by proposing to the Board of Directors the various forms of fixed and variable compensation, in addition to benefits and special recruitment and termination programs; (b) to discuss, analyze and supervise the implementation and operation of current compensation models for Itaú Unibanco Conglomerate by discussing the general principles of the compensation policy for employees and providing recommendations to the Board of Directors regarding any adjustments or improvements; (c) to propose, to the Board of Directors, the aggregate compensation amount to management members to be submitted to the Annual Stockholders’ Meeting; and (d) to prepare, on an annual basis, the “Compensation Committee Report”.

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In addition to the Compensation Committee, the Nomination and Corporate Governance Committee is established, which also reports to the Board of Directors and whose main responsibility is to monitor the Issuer’s governance, especially regarding topics relating of the Board of Directors and the Board of Officers. Accordingly, the Nomination and Governance Committee is responsible for the process for assessing the performance of the Board of Directors and of the Chief Executive Officer, and it should (i) recommend processes for assessment of the Board of the Directors, the Members and Chairman of the Board, Committees and Chief Executive Officer, and (ii) provide methodological and procedural support to these assessments.

Additional Information

The Issuer offers a Stock Option Plan (“Plan”) to its management members and employees, as well as to the management members and employees of its controlled companies, enabling the alignment of the management members’ interests to those of the stockholders, as they share the same risks and gains provided by the stock appreciation. For further details on the Plan, see sub items 13.4, 13.5, 13.6, 13.7, 13.8 and 13.9.

b) Compensation composition, indicating:

i - description of the compensation elements and the objectives of each one of them

Board of Directors

The annual compensation of the members of the Board of Directors is composed of:

(i)	monthly fixed compensation (fees in cash approved at the Annual Stockholders’ Meeting);
(ii)	annual fixed compensation (stock-based compensation approved at the Annual Stockholders’ Meeting); and
(iii)	benefit plan (approved at the Annual Stockholders’ Meeting).

The maximum compensation amounts are defined at the Annual Stockholders’ Meeting, based on the limits imposed by Article 152 of the Brazilian Corporate Law.

In the event that a member of the Board of Directors is also part of the Board of Officers of the Issuer or of its controlled companies, his/her compensation will be subject to the policy applicable to the Board of Officers as described below and in the tables of this item 13.

Additionally, the members of the Board of Directors may be paid a variable compensation as resolved by the Compensation Committee. In these situations, the variable compensation will be subject to the guidelines contained in the Resolution on Compensation and be limited as determined by the Annual Stockholders’ Equity and by the limits set forth by Article 152 of the Brazilian Corporate Law.

Board of Officers

The annual compensation of the members of the Board of Officers is composed of:

(i)	monthly fixed compensation (fees in cash approved at the Annual Stockholders’ Meeting);
(ii)	annual variable compensation (fees approved at the Annual Stockholders’ Meeting and statutory profit sharing); and
(iii)	benefit plan (approved at the Annual Stockholders’ Meeting).

The maximum compensation amounts are defined at the Annual Stockholders’ Meeting, based on the limits imposed by Article 152 of the Brazilian Corporate Law.

Regarding particularly those officers who are involved in internal control and risk areas, their compensation is calculated to attract qualified and experienced professionals and is determined irrespectively of the performance of each business area, so as not to give rise to any conflict of interest. However, even though their compensation is not impacted by the results from the business areas, it is subject to any impact arising from the Issuer’s results.

Fiscal Council

The compensation of the members of the Fiscal Council is established at the Annual Stockholders’ Meeting. Pursuant to Article 162, paragraph 3 of Law No. 6,404/1976, this compensation cannot be lower, for each acting member, than 10% of the compensation assigned to each officer (i.e. not including benefits, representation allowances and profit sharing). Within the limits established by legislation, the members of the Fiscal Council are paid only a monthly fixed compensation amount and are not eligible for the benefit policy

Audit Committee

The compensation of the members of the Audit Committee is determined by the Board of Directors and is composed of:

(i)	monthly fixed compensation; and
(ii)	benefit plan.

If those members of the Audit Committee are part of the Board of Directors, the compensation policy of the Board of Directors is applied.

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Committees

Any management members who are also in the Issuer’s other statutory or non-statutory committees are compensated according to their duties in the executive bodies or areas in which they work, and they do not receive a specific compensation for belonging to these committees.

ii – With respect to the the past three fiscal years, the proportion of each element in the total compensation

		Monthly fixed	Annual fixed	Annual variable
b) ii	Year	compensation	compensation	compensation	Benefits
	2015	21%	40%	37%	2%
Board of Directors	2014	24%	40%	34%	2%
	2013	56%	39%	-	5%
	2015	7%	-	92%	1%
Board of Officers	2014	7%	-	92%	1%
	2013	10%	-	89%	1%
	2015	100%	-	-	-
Fiscal Council	2014	100%	-	-	-
	2013	100%	-	-	-
	2015	99%	-	-	1%
Audit Committee	2014	99%	-	-	1%
	2013	97%	-	-	3%

The aforementioned proportions include possible charges supported by the Issuer arising from the amounts paid, so that this information is in line with item 13.2.

iii - calculation and adjustment methodology for each of the compensation elements

Fixed compensation (recorded as “Salary or management fees” in sub item 13.2)

The monthly fixed compensation for the members of the Board of Officers is established in accordance with the position held and is based on internal equality, since all management members holding the same position earn the same monthly fixed compensation amount, also providing mobility of management members in the Issuer’s businesses. The fixed compensation amounts are established aiming at maintaining the competitiveness in the market.

For the members of the Board of Directors, the monthly fixed compensation is in line with market practices and is frequently reviewed as required in order to attract qualified professionals.

The annual fixed compensation due to these directors is paid in the Issuer’s preferred shares and takes into consideration the history, résumé, market conditions and other factors that may be agreed between the management member and the Issuer.

For the purpose of calculating the value of the shares used for the compensation paid in shares or stock-based instruments, the average quotation of the Issuer’s preferred shares on BM&FBOVESPA in the 30 days prior to the establishment of the price is used.

When the shares are effectively delivered to management members, they are also paid amounts corresponding to dividends and interest on capital calculated up to the delivery of shares to the management members, restated by the profitability rate of the Interbank Deposit Certificates (“CDI”). In view of the intrinsic nature of the dividends and interest on capital in relation to the shares, they are part of the amounts paid to management members as compensation.

Annual variable compensation (recorded as “Profit sharing” and “Stock-based compensation” in sub item 13.2)

The annual variable compensation takes into consideration the influence of three factors: the management member’s performance; results of the applicable business area, and/or the Issuer’s results.

Regarding the annual variable compensation, 50% is paid in cash on demand and 50% is paid through the Issuer’s preferred shares or stock-based instruments, deferred for payment within three 3 years, in the proportion of 1/3 of the amount due per year. For the 2015 fiscal year, for example, the shares related to the deferred portion will be received in 2017, 2018 and 2019. Deferred portions may not be paid due to a possible reduction in realized recurring net income of the Issuer or in the applicable business area in the deferral period.

For the purpose of calculating the value of the shares used for the 50% of the deferred variable compensation, the average quotation of the Issuer’s preferred shares on BM&FBOVESPA in the 30 days prior to the establishment of the price is used.

When the shares are effectively delivered to management members in years 1, 2 and 3, they are also paid amounts corresponding to dividends and interest on capital calculated up to the delivery of the respective shares to the management members, restated by the profitability rate of the CDIs. In view of the intrinsic nature of the dividends and interest on capital in relation to the shares, they are part of the amounts paid to management members as compensation.

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Additionally, the Issuer has an institutional program referred to as Partners Program through which management members and employees with a history of outstanding contribution and differentiated performance are entitled to use part or their total annual variable compensation to purchase the Issuer’s preferred shares (“Own Shares”). If they hold the ownership of these Own Shares, free of any liens or encumbrances and of other suspension conditions set forth in the Program Regulation for here and five-year terms as from the initial investment, the return on investment will be through the receipt of the Issuer’s preferred shares (“Partners Shares”) also for three and five-year terms. These Partners Shares will subsequently remain unavailable for five and eight-year terms as from the initial investment in Own Shares. Any Partners Shares not yet received will also be subject to clawbacks, due to the possible reduction in the realized recurring net income of the Issuer or of the business area during the deferral period.

Benefit plan (recorded as “Direct or indirect benefits” in sub item 13.2)

The benefit plan comprises health care plan, dental health care, private pension plan, and life insurance, among others. The benefit plan may vary in accordance with the administrator.

iv - reasons that justify the composition of compensation

For members of the Board of Officers, the Issuer establishes variable compensation in shares, on a deferred basis, including the Partners Program, which is intended to align the risk management in the short, medium and long terms, in addition to providing benefits to officers in the same proportion as it benefits the Issuer and its stockholders.

When compared to the Board of Officers, the Issuer favors fixed compensation for the members of the Board of Directors. This model is intended not to bind the compensation paid to targets reached.

v – number of uncompensated members

There are no uncompensated members.

c) The main performance indicators that are taken into consideration in determining each compensation element:

The annual variable compensation (fees and profit sharing) represents a significant portion of the amounts paid to officers and is significantly influenced by performance indicators. The first performance indicator is the Issuer’s income. Subsequently, the performance indicator taken into consideration is the performance of the applicable business area. Finally, individual performance is assessed by taking into consideration financial, process, client satisfaction and people management indicators, and goals related to other areas of the Issuer.

For the Board of Officers, fixed monthly compensation and the benefit plan represent the smallest portion of the total amount received by management members and are not affected by performance indicators.

For the Board of Directors, performance indicators are not taken into consideration for calculation of the fixed compensation.

d) How the compensation is structured to reflect the evolution of performance indicators:

A significant portion of the total amount paid to management members is in the form of variable compensation, which is considerably influenced by performance indicators. Therefore, the better the indicators, the higher the compensation and vice versa.

For the Board of Directors, performance indicators are not taken into consideration for calculation of the fixed compensation.

e) How the compensation policy or practice is aligned with the Issuer’s short-, medium- and long-term interests:

The annual variable compensation takes into consideration the influence of three factors: the management member’s performance; results of the applicable business area; and/or the Issuer’s results, and is paid as follows: 50% in cash on demand and 50% through the Issuer’s preferred shares or stock-based instruments, deferred for payment within three years, in the proportion of 1/3 of the amount due per year.

Additionally, the Issuer has an institutional program referred to as the Partners Program through which management members and employees with a history of outstanding contribution and differentiated performance are entitled to use part or their total annual variable compensation to purchase the Issuer’s preferred shares (“Own Shares”). If they hold the ownership of these Own Shares, free of any liens or encumbrances and of other suspension conditions set forth in the Program Regulation for three and five-year terms as from the initial investment, the return on investment will be through the receipt of the Issuer’s preferred shares (“Partners Shares”) also for three and five-year terms. These Partners Shares will subsequently remain unavailable for five and eight-year terms as from the initial investment in Own Shares.

Therefore, the variable compensation, including the Partners Program, is paid in at least three and at the most eight years, and during this period it is subject to the risk of variation in the Issuer’s preferred share price and to possible clawbacks based on the reduction in realized recurring net income of the Issuer or of the applicable business area. This structure reflects the intention of aligning the risk management over time, in addition to providing benefits to management members based on performance in the proportion as it benefits the Issuer and its stockholders.

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f) The existence of compensation supported by direct or indirect subsidiaries, controlled companies or parent companies:

The compensation of many members of the Board of Officers is supported by controlled companies (see sub item 13.15), taking into consideration that the amounts indicated in this item 13 already include the total compensation paid by the Issuer and its controlled companies.

g) The existence of any compensation or benefit related to the occurrence of a certain corporate event, such as the disposal of the Issuer’s shareholding control:

There is no compensation or benefit – neither is it provided for in the Issuer’s compensation policy - related to the occurrence of a certain corporate event.

13.2- Total compensation of the Board of Directors, Board of Statutory Officers and Fiscal Council:

Total compensation for 2016 - Annual amounts

	Board of Directors	Statutory Board of Officers	Fiscal Council	Total
Number of members	9	20	6	35
Number of compensated members	9	20	6	35
Annual fixed compensation, comprising:	24,936,000	24,098,000	926,100	49,960,100
Salary or management fees	8,844,000	18,953,000	756,000	28,553,000
Direct and indirect benefits	353,000	880,000	N/A	1,233,000
Compensation for participation in committees	N/A	N/A	N/A	N/A
Other (special fees and/or INSS)	15,739,000	4,265,000	170,100	20,174,100
Annual variable compensation, comprising:	0	0	N/A	0
Bonuses	(1)	(1)	(1)	(1)
Profit sharing	(2)	(2)	(2)	(2)
Compensation for attending meetings	N/A	N/A	N/A	N/A
Commissions	N/A	N/A	N/A	N/A
Description of other variable compensation (special fees and INSS)	0	0	N/A	0
Post-employment benefits	390,000	2,695,000	N/A	3,085,000
Benefits arising from termination of mandate	NA	N/A	N/A	N/A
Stock-based compensation including options	14,674,000	223,207,000	N/A	237,881,000
Total compensation	40,000,000	250,000,000	926,100	290,926,100

For the 2016 fiscal year, the proposal is for the Annual Stockholders’ Meeting to approve the aggregate compensation amount of R$290 million to be paid to the management bodies, regardless of the year in which the amounts were effectively attributed or paid. For the Fiscal Council, the Annual Stockholders’ Meeting approved the monthly individual compensation of R$15,000 to effective members and R$6,000 to alternate members. The compensation amounts approved may be paid in local currency, in Issuer’s shares or in any other way that management deems convenient. The amounts will be paid in the proportions described in the table above.

Also regarding the 2016 fiscal year, in addition to the amounts approved at the Annual Stockholders’ Meeting, management members will receive a statutory profit sharing, under the provisions of paragraph 1, Article 152, of the Brazilian Corporate Law, limited to the annual compensation of management members or to 10% of the Issuer’s profits, whichever is lower. The profit sharing amounts are not included in the table above, which only shows the estimated separation of the aggregated compensation amounts to be approved by stockholders at the Annual Stockholders’ Meeting.

The amounts related to the grant of stock options are not included in the table above, which only shows the estimated separation of the aggregated compensation amounts to be approved by stockholders at the Annual Stockholders’ Meeting. For further information on the grant of simple options of the Plan, see sub items 13.4, 13.5, 13.6, 13.7 and 13.9.

Notes:

1. (1) As mentioned in item 13.1 and presented in the table above, the annual variable compensation model is recorded as “Profit sharing” (paid in cash) and “Stock-based compensation (paid in shares)”. Therefore, the item “bonuses” is zero.

2. (2) For 2016, the amounts of “Profit sharing” (paid in cash) are not included in the table above, which only shows the estimated separation of the aggregated compensation amounts to be approved by stockholders at the Annual Stockholders’ Meeting.

3. Due to Empresas.Net (CVM’s system) systemic structure, we clarify that: (i) the amounts in “Other (special fees and/or INSS)” refer to special fees and INSS for the Board of Directors and INSS for the Board of Officers and the Fiscal Council; and (ii) the amounts in “Stock-based compensation” include the amounts corresponding to INSS related to these amounts.

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13.2 - Total compensation for 2015 - Annual amounts

	Board of Directors	Statutory Board of Officers	Fiscal Council	Total
Number of members	8.50	19.83	6.00	34.33
Number of compensated members	8.50	19.83	6.00	34.33
Annual fixed compensation, comprising:	22,094,000	21,902,000	926,100	44,922,100
Salary or management fees	7,620,000	17,410,000	756,000	25,786,000
Direct and indirect benefits	271,000	575,000	N/A	846,000
Compensation for participation in committees	N/A	N/A	N/A	N/A
Other (special fees and/or INSS)	14,203,000	3,917,000	170,100	18,290,100
Annual variable compensation, comprising:	1,227,070	85,842,653	N/A	87,069,723
Bonuses	(1)	(1)	(1)	(1)
Profit sharing	1,227,070	85,842,653	N/A
Compensation for attending meetings	N/A	N/A	N/A	N/A
Commissions	N/A	N/A	N/A	N/A
Description of other variable compensation (special fees and INSS)	0	0	N/A	0
Post-employment benefits	301,000	1,735,000	N/A	2,036,000
Benefits arising from termination of mandate	NA	N/A	N/A	N/A
Stock-based compensation including options	12,069,000	178,850,000	N/A	190,919,000
Total compensation	35,691,070	288,329,653	926,100	324,946,823

For the 2015 fiscal year, Annual Stockholders’ Meeting approved the aggregate compensation amount of R$290 million to be paid to the management bodies. For the Fiscal Council, the Annual Stockholders’ Meeting approved the monthly individual compensation of R$15,000 to effective members and R$6,000 to alternate members. Of these amounts, those described in the table above were effectively paid.

Also regarding the 2015 fiscal year, in addition to the amounts approved at the Annual Stockholders’ Meeting, management members received a statutory profit sharing, under the provisions of paragraph 1, Article 152, of the Brazilian Corporate Law, limited to the annual compensation of management members approved at Annual Stockholders’ Meeting or to 10% of the Issuer’s profits, whichever is lower. The profit sharing amounts are included in the table above, which reflects the separation of the total amounts the Issuer has agreed to deliver to the management members for 2015, regardless of the year in which the amounts were effectively attributed or paid.

The amounts related to the grant of simple options are not included in the table above, since no simple options were granted for 2015 under the Plan. For further information on the grant of the options of the Plan, see sub items 13.4, 13.5, 13.6, 13.7 and 13.8.

Notes:

1. (1) As mentioned in item 13.1 and presented in the table above, the annual variable compensation model is recorded as “Profit sharing” (paid in cash) and “Stock-based compensation” (paid in shares). Therefore, the item “bonuses” is zero.

2. The portions in shares or stock-based instruments were shown in the “Stock-based compensation” line, and were not stated under “Variable compensation”. For illustrative purposes, it will take into consideration the year to which the compensation refers, regardless of the year in which it was effectively attributed, paid or recognized in the financial statements.

3. Due to Empresas.Net (CVM’s system) systemic structure, we clarify that: (i) the amounts in “Other (special fees and/or INSS)” refer to special fees and INSS for the Board of Directors and INSS for the Board of Officers and the Fiscal Council; and (ii) the amounts in “Stock-based compensation” include the amounts corresponding to INSS related to these amounts.

4. There are three members of the Board of Directors who also perform executive functions and, for this reason, their compensation is defined according to the provisions of the compensation policy applicable to Officers. Accordingly, the amounts relating to the compensation of these members are fully included only in the table related to the Board of Officers’ compensation. This note is applicable to items 13.3, 13.5, 13.6, 13.7, 13.10, 13.13 and 13.15.

5. The compensation of a number of the members of the Board of Officers is provided by controlled companies (see sub item 13.15), and the amounts stated in sub item 13.2 already include the total compensation paid by the Issuer and its controlled companies.

6. The average compensation amount per member was: Board of Directors, R$4,199 thousand and Board of Officers, R$14,540 thousand. For further information on the Partners Program, see item 13.1.

7. The number of members of each body is calculated based on the assumptions defined by the CVM/SEP OFFICIAL LETTER/CIRCULAR No. 02/2016.

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13.2 - Total compensation for 2014 - Annual amounts

	Board of Directors	Statutory Board of Officers	Fiscal Council	Total
Number of members	8.00	14.92	6.00	28.92
Number of compensated members	8.00	14.92	6.00	28.92
Annual fixed compensation	18,243,659	16,080,655	926,100	35,250,414
Salary or management fees	6,710,000	12,533,333	756,000	19,999,333
Direct and indirect benefits	229,386	727,322	N/A	956,708
Compensation for participation in committees	N/A	N/A	N/A	N/A
Other (special fees and/or INSS)	11,304,273	2,820,000	170,100	14,294,373
Variable compensation	543,302	64,828,485	N/A	65,371,787
Bonuses	(1)	(1)	(1)	(1)
Profit sharing	543,302	64,828,485	N/A	65,371,787
Compensation for attending meetings	N/A	N/A	N/A	N/A
Commissions	N/A	N/A	N/A	N/A
Description of other variable compensation (special fees and INSS)	-	-	N/A	-
Post-employment benefits	266,438	839,838	N/A	1,106,275
Benefits arising from termination of mandate	N/A	N/A	N/A	N/A
Stock-based compensation including options	8,876,175	145,955,470	N/A	154,831,645
Total compensation	27,929,574	227,704,447	926,100	256,560,121

For the 2014 fiscal year, Annual Stockholders’ Meeting approved the aggregate compensation amount of R$145 million to be paid to the management bodies. For the Fiscal Council, the Annual Stockholders’ Meeting approved the monthly individual compensation of R$15,000 to effective members and R$6,000 to alternate members. Of these amounts, those described in the table above were effectively paid.

Also regarding the 2014 fiscal year, in addition to the amounts approved at the Annual Stockholders’ Meeting, management members received a statutory profit sharing, under the provisions of paragraph 1, Article 152, of the Brazilian Corporate Law, limited to the annual compensation of management members approved at Annual Stockholders’ Meeting or to 10% of the Issuer’s profits, whichever is lower. The profit sharing amounts are included in the table above, which reflects the separation of the total amounts the Issuer has agreed to deliver to the management members for 2014, regardless of the year in which the amounts were effectively attributed or paid.

Finally, in view of the effects related to Article 33 of Law No. 12,973/14, we clarify that the amounts granted to management members under the Partners Program for 2014 are now recognized as compensation. We clarify that such amounts were included in the “Stock-based compensation” line in the table above.

The amounts related to the grant of simple options are not included in the table above, since no simple options were granted for 2014 under the Plan. For further information on the grant of the options of the Plan, see sub items 13.4, 13.5, 13.6, 13.7 and 13.9.

Notes:

1. (1) As mentioned in item 13.1 and presented in the table above, the annual variable compensation model is recorded as “Profit sharing” (paid in cash) and “Stock-based compensation” (paid in shares). Therefore, the item “bonuses” is zero.

2. Beginning in 2014, the portions in shares or stock-based instruments were shown in the “Stock-based compensation” line, and were not stated under “Variable compensation”. For illustrative purposes, it will take into consideration the year to which the compensation refers, regardless of the year in which it was effectively attributed, paid or recognized in the financial statements.

3. Due to Empresas.Net (CVM’s system) systemic structure, we clarify that: (i) the amounts in “Other (special fees and/or INSS)” refer to special fees and INSS for the Board of Directors and INSS for the Board of Officers and the Fiscal Council; and (ii) the amounts in “Stock-based compensation” include the amounts corresponding to INSS related to these amounts.

4. There are four members of the Board of Directors who also perform executive functions and, for this reason, their compensation is defined according to the provisions of the compensation policy applicable to Officers. Accordingly, the amounts relating to the compensation of these members are fully included only in the table related to the Board of Officers’ compensation. This note is applicable to items 13.3, 13.5, 13.6, 13.7, 13.10, 13.13 and 13.15.

5. The compensation of a number of the members of the Board of Officers is provided by controlled companies (see sub item 13.15), and the amounts stated in sub item 13.2 already include the total compensation paid by the Issuer and its controlled companies.

6. The average compensation amount per member was: Board of Directors, R$3,491 thousand and Board of Officers, R$15,265 thousand. We inform that the increase in the average compensation amount per member from 2013 to 2014 mainly corresponds to the amounts granted under the Partners Program. For further information on the Partners Program, see item 13.1.

7. The number of members of each body is calculated based on the assumptions defined by the CVM/SEP OFFICIAL LETTER/CIRCULAR No. 02/2015.

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13.2 - Total compensation for 2013 - Annual amounts

	Board of Directors	Statutory Board of Officers	Fiscal Council	Total
Number of members	8.00	15.08	6.00	29.08
Number of compensated members	8.00	15.08	6.00	29.08
Annual fixed compensation	12,271,702	14,887,079	852,600	28,011,382
Salary or management fees	6,600,000	11,820,000	696,000	19,116,000
Direct and indirect benefits	202,523	407,579	N/A	610,103
Compensation for participation in committees	N/A	N/A	N/A	N/A
Other (special fees and/or INSS)	5,469,179	2,659,500	156,600	8,285,279
Variable compensation	10,314,115	109,452,841	N/A	119,766,956
Bonuses	(1)	(1)	(1)	(1)
Profit sharing	10,059,907	55,699,929	N/A	65,759,836
Compensation for attending meetings	N/A	N/A	N/A	N/A
Commissions	N/A	N/A	N/A	N/A
Description of other variable compensation (special fees and INSS)	254,207	53,752,913	N/A	54,007,120
Post-employment benefits	181,123	700,378	N/A	881,502
Benefits arising from termination of mandate	-	-	N/A	-
Stock-based compensation including options	2,160,019	31,854,622	N/A	34,014,640
Total compensation	24,926,959	156,894,920	852,600	182,674,479

For the 2013 fiscal year, the Annual Stockholders’ Meeting approved the aggregate compensation amount of R$140.5 million for the management bodies, of which up to R$15.5 million to the members of the Board of Directors, and up to R$125 million to the members of the Board of Officers. For Fiscal Council members, the Annual Stockholders’ Meeting approved the individual monthly compensation of R$15,000.00 to effective members and R$6,000.00 to alternate members. The compensation amounts approved may be paid in local currency, in Issuer’s shares or in any other way that management deems convenient.

In addition to the compensation approved at the Annual Stockholders’ Meeting, management members received (i) statutory profit sharing and (ii) partner options. The table above shows the amounts related to fixed compensation, variable compensation paid in local currency and in shares (to be paid on a deferred basis, in the following years, regardless of the fact that these expenses have not been recognized yet), benefits and partner options.

Notes:

1. (1) As mentioned in item 13.1 and presented in the table above, the annual variable compensation model is recorded as “Profit sharing” and “Description of other variable compensation”. Therefore, the item “bonuses” is zero.

2. Taking into consideration the Resolution on Compensation, the variable compensation was paid at least 50% in shares or stock-based instruments, on a deferred basis. This amount is included in item “Variable Remuneration” in the table above, and it is not applied to item “Stock-based compensation”. For illustrative purposes, it takes into consideration the year to which the compensation refers, regardless of the year in which it was effectively attributed, paid or recognized in the financial statements.

3. Due to Empresas.Net (CVM’s system) systemic structure, the amounts recorded in “Other (special fees and/or INSS)” refer to: special fees and INSS for the Board of Directors and INSS for the Board of Officers and the Fiscal Council.

4. There are four members of the Board of Directors who also perform executive functions and, for this reason, their compensation is defined according to the provisions of the compensation policy applicable to Officers. Accordingly, the amounts relating to the compensation of these members are fully included only in the table related to the compensation of the Board of Officers. This note is applicable to items 13.3, 13.5, 13.6, 13.7, 13.10, 13.13 and 13.15.

5. The compensation of a number of the members of the Board of Officers is provided by controlled companies (see sub item 13.15), and the amounts stated in sub item 13.2 already include the total compensation paid by the Issuer and its controlled companies.

6. The average compensation amount per member was: Board of Directors, R$3,116 thousand and Board of Officers, R$10,404 thousand.

7. The amount mentioned in item “Stock-based compensation” corresponds to the amount of the stock options granted to management members, which are not compensatory in nature.

8. The number of members of each body is calculated based on the assumptions defined by the CVM/SEP OFFICIAL LETTER/CIRCULAR No. 01/2014.

13.3 With respect to the variable compensation of the Board of Directors, Board of Statutory Officers, and Fiscal Council for the past three years and to that determined for the current year, please prepare a table containing:

13.3 - 2016			R$, except if otherwise indicated
a body	Board of Directors	Board of Statutory Officers	Fiscal Council	Total
b number of members (people)	9	20	6	35
c number of compensated members (people)	9	20	6	35
d With respect to bonuses:
i minimum amount provided for in the compensation	(1)	(1)	(1)	(1)
ii maximum amount provided for in the compensation plan	(1)	(1)	(1)	(1)
iii amount provided for in the compensation plan, should the targets established be achieved	(1)	(1)	(1)	(1)
iv amount effectivelly recognized in income or loss	(1)	(1)	(1)	(1)
e With respect to profit sharing:
i minimum amount provided for in the compensation	(2)	(2)	(2)	(2)
ii maximum amount provided for in the compensation plan	(2)	(2)	(2)	(2)
iii amount provided for in the compensation plan, should the targets established be achieved	(2)	(2)	(2)	(2)
iv amount effectivelly recognized in income or loss	(2)	(2)	(2)	(2)

Notes:

1. (1) As mentioned in item 13.1, the annual variable compensation model is recorded as “Profit sharing” (paid in cash) and “Stock based compensation (paid in shares)” in item 13.2.Therefore, the item “bonuses” is zero.

Considering that this item does not include “Stock-based compensation”, we inform these amounts (recorded as “Stock-based compensation” in item 13.2) as follows:

Board of Directors : d i 8,803,800; d ii 20,542,200; d iii 14,673,000;d iv n/a.

Board of Statutory Officers: d i 130,771,200; d ii 305,132,800; d iii 217,962,000; d iv n/a.
Fiscal Council: n/a.

The minimum and maximum amounts shown in the previous note were indicated considering budget and management expectations. However, these amounts may vary based on the Issuer’s result, the result of the area in which the management member works and his/her performance, and it is also possible that variable compensation will not be paid due to the possible reduction in the results of the Issuer or of the business area during the deferral period.

2. (2) For 2016, the amounts of “Profit sharing” (paid in cash) are not included in the table above, which only shows the estimated separation of the aggregated compensation amounts to be approved by stockholders at the Annual Stockholders’ Meeting.

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13.3 - 2015			R$, except if otherwise indicated
a body	Board of Directors	Board of Statutory Officers	Fiscal Council	Total
b number of members (people)	8.50	19.83	6.00	34.33
c number of compensated members (people)	8.50	19.83	6.00	34.33
d With respect to bonuses:
i minimum amount provided for in the compensation	(1)	(1)	(1)	(1)
ii maximum amount provided for in the compensation plan	(1)	(1)	(1)	(1)
iii amount provided for in the compensation plan, should the targets established be achieved	(1)	(1)	(1)	(1)
iv amount effectivelly recognized in income or loss	(1)	(1)	(1)	(1)
e With respect to profit sharing:
i minimum amount provided for in the compensation	736,242	51,505,592	n/a	52,241,834
ii maximum amount provided for in the compensation plan	1,717,897	120,179,714	n/a	121,897,612
iii amount provided for in the compensation plan, should the targets established be achieved	1,227,070	85,842,653	n/a	87,069,723
iv amount effectivelly recognized in income or loss	1,227,070	85,842,653	n/a	87,069,723

Notes:

1. (1) As mentioned in item 13.1, the annual variable compensation model is recorded as “Profit sharing” (paid in cash) and “Stock based compensation (paid in shares)” in item 13.2. Therefore, the item “Bonuses” is zero.

Considering that this item does not include “Stock-based compensation”, we inform these amounts (recorded as “Stock-based compensation” in item 13.2) as follows:

Board of Directors: dI 7,241,400; d ii 16,896,600; d iii 12,069,000; f iv 12,069,000.

Board of Statutory Officers: e i 107,309,400; e ii 250,388,600; e iii 178,849,000; e iv 178,849,000.

Fiscal Council: n/a.

2. The minimum and maximum amounts shown in the table above and in the previous note were indicated considering budget and management expectations. However, these amounts may vary based on the Issuer’s result, the result of the area in which the management member works and his/her performance, and it is also possible that variable compensation will not be paid due to the possible reduction in the results of the Issuer or of the business area during the deferral period.

3. The variable compensation of the year includes: (i) 50% effectively paid (shown in item “e”); and (ii) 50% to be paid in 2017, 2018 and 2019, in shares (shown in note 1 above). Additionally, it includes the Partners’ shares to be delivered in 2019 to 2021 (shown in note 1 above).

13.3 - 2014		R$, except if otherwise indicated
a body	Board of Directors	Board of Statutory Officers	Fiscal Council	Total
b number of members (people)	8.00	14.92	6.00	28.92
c number of compensated members (people)	8.00	14.92	6.00	28.92
d With respect to bonuses:
i minimum amount provided for in the compensation plan	(1)	(1)	(1)	(1)
ii maximum amount provided for in the compensation plan	(1)	(1)	(1)	(1)
iii amount provided for in the compensation plan, should the targets established be achieved	(1)	(1)	(1)	(1)
iv amount effectivelly recognized in income or loss	(1)	(1)	(1)	(1)
e With respect to profit sharing:
i minimum amount provided for in the compensation plan	352,485	37,757,547	N/A	38,110,031
ii maximum amount provided for in the compensation plan	822,464	88,100,943	N/A	88,923,407
iii amount provided for in the compensation plan, should the targets established be achieved	587,474	62,929,245	N/A	63,516,719
iv amount effectivelly recognized in income or loss	543,302	64,828,485	N/A	65,371,787

Notes:

1. (1) As mentioned in item 13.1, the annual variable compensation model is recorded as “Profit sharing” (paid in cash) and “Stock based compensation (paid in shares)” in item 13.2.Therefore, the item “bonuses” is zero.

Considering that this item does not include “Stock-based compensation”, we inform these amounts (recorded as “Stock-based compensation” in item 13.2) as follows Board of Directors : c i 5,758,704; c ii 13,436,976; c iii 9,597,840; c iv 8,876,175.

Board of Statutory Officers: c i 84,197,079; c ii 196,459,851; c iii 140,328,465; c iv 145,955,470.

Fiscal Council: n/a.

2. The minimum and maximum amounts shown in the table above and in the previous note were indicated considering budget and management expectations. However, these amounts may vary based on the Issuer’s result, the result of the area in which the management member works and his/her performance, and it is also possible that variable compensation will not be paid due to the possible reduction in the results of the Issuer or of the business area during the deferral period.

3. The variable compensation of the year includes: (i) 50% effectively paid (shown in item “d”); and (ii) 50% to be paid in 2016, 2017 and 2018, in shares (shown in Note 1). Additionally, it includes the Partners shares to be delivered in 2018 and 2020 (shown in note 1 above).

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13.3 - 2013			R$, except if otherwise indicated
a body	Board of Directors	Board of Statutory Officers	Fiscal Council	Total
b number of members (people)	8.00	15.08	6.00	29.08
c number of compensated members (people)	8.00	15.08	6.00	29.08
d With respect to bonuses:
i minimum amount provided for in the compensation plan	(1)	(1)	(1)	(1)
ii maximum amount provided for in the compensation plan	(1)	(1)	(1)	(1)
iii amount provided for in the compensation plan, should the targets established be achieved	(1)	(1)	(1)	(1)
iv amount effectivelly recognized in income or loss	(1)	(1)	(1)	(1)
e With respect to profit sharing:
i minimum amount provided for in the compensation	7,137,860	29,382,934	N/A	36,520,794
ii maximum amount provided for in the compensation plan	13,260,022	65,838,646	N/A	79,098,668
iii amount provided for in the compensation plan, should the targets established be achieved	10,059,907	49,042,463	N/A	59,102,370
iv amount effectivelly recognized in income or loss	10,059,907	55,699,929	N/A	65,759,836

Notes:

1. (1) As mentioned in item 13.1, the annual variable compensation is recorded as “Profit sharing” and “Description of other variable compensation” in item 13.2. Therefore, the item “bonuses” is zero.

Considering that this item does not include “Description of other variable compensation”, we inform these amounts (recorded as “Description of other variable compensation” in item 13.2) as follows: Board of Directors: ci 180,369; c ii 335,072; c iii 254,207; c iv 254,207. Board of Officers: c i 28,355,840; c ii 63,537,227; c iii 47,328,163; c iv 53,752,913. Fiscal Council: N/A.

2.The minimum and maximum amounts shown in the table above and in the previous note were indicated considering budget and management expectations. However, these amounts may vary based on the Issuer’s result, the result of the area in which the management member works and his/her performance, and it is also possible that variable compensation will not be paid due to the possible reduction in the results of the Issuer or of the business area during the deferral period.

3. The variable compensation of the year considers for the Board of Statutory Officers: (i) 50% effectively paid; and (ii) 50% to be paid in 2015, 2016 and 2017, in shares or stock-based instruments. Note 1 above includes, in item “c” “iv” for the Board of Statutory Officers, special fees and corresponding INSS, of which R$20,482,553 is paid in cash, R$23,397,376 is paid in shares or stock-based instruments granted and R$9,872,984 refers to INSS on these amounts; the table above includes in item “d” “iv” for the Board of Statutory Officer, profit sharing amounts, of which R$27,093,741 is paid in shares or stock-based instruments granted and R$28,606,188 is paid in cash. For further details on the compensation model for management members, see clarifications in item 13.1.

4. Note 1 above considers, in item “c” “iv” for the Board of Directors, the special fees and corresponding INSS, of which R$207,516 is paid in shares or stock-based instruments granted to the Board of Directors and R$46,691 refers to INSS on these amounts; the table above considers, in item “d” “iv”, profit sharing amounts, of which R$10,059,907 is paid in shares or stock-based instruments granted to the Board of Directors. For further details on the compensation model for management members, see clarifications in item 13.1.

13.4. With respect to the stock-based compensation plan for the Board of Directors and Board of Statutory Officers in effect in the last year and determined for the current year, please describe:

a) General terms and conditions

Clarifications – form of information disclosure

For illustrative purposes, we have brought together in this item pieces of information related to all stock-based payment models. They are: (1) shares or stock-based instruments delivered in the scope of the Compensation Policy, (2) shares or stock-based instruments delivered in the scope of the Partners Program and (3) options granted in the scope of the Stock Option Plan (“Plan”), described below:

(1) Compensation Policy – amounts paid in shares

Annual variable compensation in shares: of the annual variable compensation, 50% is paid in cash on demand and 50% is paid through the delivery of shares, deferred in a three-year period, in the proportion of 1/3 of the amount due per year. For the 2015 fiscal year, for example, the shares related to the deferred portion will be delivered to management members in 2017, 2018 and 2019.

Annual fixed compensation in shares: the total annual fixed compensation of the members of the Board of Directors is paid in shares. For the 2015 fiscal year, for example, the shares are delivered to management members in 2016.

For further details regarding the management members’ compensation policy, see item 13.1.

(2) Partners Program

The Issuer has an institutional program referred to as the Partners Program, through which management members and employees with a history of outstanding contribution and differentiated performance are entitled to use part or their total annual variable compensation to purchase the Issuer’s preferred shares (“Own Shares”). If they hold the ownership of these Own Shares, free of any liens or encumbrances and of other suspension conditions set forth in the Program Regulation for three and five-year terms as from the initial investment, the return on investment will be through the receipt of the Issuer’s preferred shares (“Partners Shares”) also for three and five-year terms. These Partners Shares will subsequently remain unavailable for five and eight-year terms as from the initial investment in Own Shares.

We also clarify that, due to the impacts of Article 33 of Law No. 12,973/14, the amounts granted to management members related to the partners’ options for the Plan, for the 2009 to 2014 fiscal years and still unpaid, are now recognized as compensation. These amounts have been recorded in the Issuer’s financial statements since their grant, as well as detailed in this item, in compliance with the rules applicable to these disclosures.

Also due to the impacts related to Article 33 of Law No. 12,973/14, the Extraordinary General Meeting approved the exclusion of the items that addressed the model of partner’s options grant in the Stock Option Plan, which now provides only for the grant of simple options.

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For further details regarding the management members’ compensation policy, including the Partners Program as from the 2014 fiscal year, see item 13.1.

(3) Stock Option Plan

The Issuer was one of the first Brazilian companies to grant stock options to its executives (since 1995). The current Stock Option Plan, approved at the Extraordinary General Meeting held on April 29, 2015, covers the Issuer and its controlled companies.

In accordance with the Plan’s provisions, the Issuer may grant stock options to management members or employees of the Itaú Unibanco Conglomerate (“Beneficiaries”). The rules and operating procedures with respect to the Plan will be governed by a committee named the Personnel Committee and reporting to the Issuer’s Board of Directors. For 2015, the Extraordinary General Meeting, held on April 29, 2015, approved the express inclusion of the service providers in the list of persons benefiting from the Plan, in line with the provisions of Article 168, paragraph 3, of the Brazilian Corporate Law.

In addition to the grants provided under the Issuer’s Plan, the Issuer also maintains control over the rights and obligations in connection with the options granted under the plans assumed by the Issuer at the Extraordinary General Meetings held on April 24, 2009 and April 19, 2013 related to the stock option plans of Unibanco – União de Bancos Brasileiros S.A. and to Unibanco Holdings S.A. (together, “Unibanco”) and to Redecard, respectively.

Given that it is no longer possible to provide grants under the Unibanco and Redecard Plans, all information relating to item 13.4 refers only to the provisions of the current Stock Option Plan, submitted to the Extraordinary General Meeting held on April 29, 2015.

For illustrative purposes, the year in which grants are made will be considered, regardless of the year in which the options were exercised or recognized in the financial statements.

For further information, see the full Plan on the website of CVM and the Issuer (www.itau.com.br/investor-relations). See also Note 16 – Stockholders’ equity, of the Consolidated financial statements (BRGAAP) and Note 22 – Stock-option payment (IFRS) on the Issuer’s website (www.itau.com.br/investor-relations).

b) Main objectives of the plan

The main purpose of the stock-based payment models is to align management members’ interests with those of the Issuer’s stockholders, as they share the same risks and earnings provided by the appreciation of their shares.

c) How the plan contributes to these objectives

The stock-based payment models are ways of motivating management members to contribute to the good performance and appreciation of the Issuer’s shares, since they actively take part in the results of this appreciation. Accordingly, the institution achieves the objective of the stock-based payment models, engaging management members in the long-term strategies. Management members, in turn, take part in the appreciation of shares in the Issuer’s capital stock.

d) How the plan is inserted in the Issuer’s compensation policy

The stock-based compensation models are in compliance with the principles searched for by the Issuer, taking into consideration that (i) they link the management members to the Issuer’s long-term projects and results, (ii) they work as instruments to incentivize individual development and commitment, and (iii) this allows the retention of the management members, since the receipt of the stock is consummated in the long term.

e) How the plan aligns with the short-, medium- and long-term interests of management members and the Issuer

The stock-based payment models are aligned with the interests of the Issuer and its management members, given that, by enabling management members to become stockholders of the Issuer, they are encouraged to act from the perspective of being the “owners” of the business, therefore aligning their interests with those of the stockholders. Additionally, they encourage the retention of the Issuer’s management members, considering that the general rule establishes that leaving the company will imply the loss of rights related to the stock-based payment (see sub item “n” of item 13.4).

f) Maximum number of shares covered

In order to limit the maximum dilution that the stockholders may be subject to: the sum of (i) the shares to be used as compensation, pursuant to the Resolution on Compensation, including those related to the Partners Program and to other compensation programs in shares of the Issuer and its controlled companies; and (ii) the options to be granted in each fiscal year may not exceed the limit of zero point five percent (0.5%) of all the Issuer’s shares that majority and minority stockholders hold at the balance sheet date of the same year.

In the event that, in any given year, the number of shares delivered and options granted is below the limit of 0.5% of total shares set forth in the previous paragraph, the difference may be added for purposes of either compensation or option grant in any of the following seven (7) years.

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g) Maximum number of options to be granted

In order to limit the maximum dilution that the stockholders may be subject to: the sum of (i) the shares to be used as compensation, pursuant to the Resolution on Compensation, including those related to the Partners Program and to other compensation programs in shares of the Issuer and its controlled companies; and (ii) the options to be granted in the scope of the Stock Option Plan in each year may not exceed the limit of 0.5% of all the Issuer’s shares that majority and minority stockholders hold at the balance sheet date of the same year.

If, in any given year, the number of shares delivered and options granted is below the limit of 0.5% of total shares set forth in the previous paragraph, the difference may be added for purposes of either compensation or option grant in any of the following seven (7) years.

h) Conditions for the purchase of shares

Stock-based compensation: The condition for acquisition of shares is fulfilled in the long term, since of the annual variable compensation amount, 50% is paid in cash on demand and 50% is paid through the delivery of shares, deferred in a three-year period, in the proportion of 1/3 of the amount due per year. For the 2015 fiscal year, for example, the shares related to the deferred portion will be delivered to the management members in 2017, 2018 and 2019. Deferred portions may be reduced or not be paid due to a possible reduction in realized recurring net income of the Issuer or of the applicable business area in the deferral period

Partners Program: the condition for acquisition of shares is fulfilled in the long term and it depends on the management’s member using part or the total annual variable compensation for the acquisition of Own Shares. If the ownership of these Own Shares is held free of any liens or encumbrances, and in compliance with other suspension conditions set forth in the Program Regulation for three and five-year terms as from the initial investment, the return on investment will be the receipt of a consideration in Partners Shares also for three and five-year terms. Regarding 2015, for example, consideration will be delivered to management members in 2019 and 2021, and they will be available in 2021 and 2024, respectively. Any Partners Shares not yet received will also be subject to clawbacks, due to the possible reduction in the realized recurring net income of the Issuer or of the business area.

Stock Option Plan Shares are acquired as a result of exercising an option granted under the rules of the Stock Option Plan, provided that the vesting period has elapsed (see sub item “j” below), upon the payment of the strike price (see sub item “i” below). Additionally, options may be terminated under certain circumstances, such as termination of relationship (statutory or contractual) between the Beneficiary and the Itaú Unibanco Conglomerate companies before the vesting period (see sub item “n” below).

i) Criteria for fixing the purchase or exercise price

Stock-based compensation: The purchase price is established upon the granting, and it is equivalent to the average quotation of shares in the 30 days before the establishment of said price.

Partners Program: The purchase price of Own Shares and Partners Shares is established upon the granting, and it is equivalent to the average quotation of shares in the 30 days before the establishment of said price.

Stock Option Plan: The purchase and strike price will be established by the Personnel Committee upon the option grant and may be determined based on one of the following parameters:

Simple options: the establishment of the strike price of options will consider the average price of the Issuer’s preferred shares at the trading sessions of BM&FBOVESPA in the three last months of the year prior to the grant date, and a positive or negative adjustment of up to 20% is allowed, at the Personnel Committee’s discretion. The prices thus established will be adjusted up to the last business day of the month prior to the exercising of the option at the IGP-M inflation index, or in its absence, by the index designated by the Personnel Committee, and they must be paid within a term equal to that in force for settlement of operations on the BM&FBOVESPA.

Partners options: The strike price corresponds to the obligation of investing in the Issuer’s shares and holding the ownership of such shares unchanged and without any type of encumbrance from the date of the stock option grant until its exercise.

The shares purchased by the Beneficiaries to comply with the investment obligation may be acquired at the Issuer’s treasury or another mechanism may be adopted to provide effects equivalent to those of the acquisition of shares and counter-entry in options, pursuant to a Personnel Committee’s decision. Should there be an acquisition, it may also be as ADRs (American Depositary Receipts, representing one preferred Issuer’s shares traded on the New York Stock Exchange).

For the acquisition of such shares, the Personnel Committee will establish a purchase price equivalent to the average price of the Issuer’s share on the BM&FBOVESPA in the 30 days prior to the establishment of said price.

As from the 2015 fiscal year, due to the impacts of Article 33 of Law No. 12,973/14, the exclusion of the item addressing the criteria for establishment of the acquisition and strike price related to the grants of Partners options under the Stock Option Plan was approved at the Extraordinary General Meeting held on April 29, 2015. In addition, the exclusion of the possibility of a positive or negative adjustment of up to 20% in the establishment of the strike price of simple options by the Personnel Committee was also approved.

95

j) Criteria for defining the exercise period

Stock-Based Compensation: Not applicable, since there is no exercise, but delivery of shares.

Partners Program: Not applicable, since there is no exercise, but delivery of shares.

Stock-Option Plan: The options may only be exercised after the vesting period and out of the lock-up periods established by the Personnel Committee. The vesting period of each series will be established by the Committee upon issue, and it may last from one to seven years as from the granting. Usually, the vesting period established by the committee is five years.

k) Settlement method

Stock-Based Compensation: Settlement occurs through the delivery of shares after the deferral periods.

Partners Program: The settlement of shares occurs through the delivery of Partners Shares in the deferral terms set forth in the Program.

Stock-Option Plan: There are two (2) methods for settlement of the strike price:

For simple options: When exercising the option, the Beneficiary will pay the Issuer the strike price in cash, subject to the rules and conditions established by the Personnel Committee.

For partners options: The compliance with the obligation to invest, addressed in sub item “i” of this item, should be confirmed.

For 2015 fiscal year, due to the impacts of Article 33 of Law No. 12,973/14, the exclusion of the item addressing the criteria for establishment of the acquisition and strike price related to the partners options under the Stock Option Plan was approved at the Extraordinary General Meeting.

l) Restrictions on the transfer of shares

Stock-Based Compensation: After the receipt of shares in one, two and three-year terms, there is no restriction on the transfer of shares.

Partners Program: After the receipt of Partners Shares in three and five-year terms as from the initial investment, these shares are unavailable for 5 and 8 years, respectively, as from the initial investment.

Regarding the 2015 fiscal year, for example, the Partners Shares are delivered to management members in 2019 and 2021 and they will be available in 2021 and 2024, respectively.

Stock-Option Plan: The availability of the shares subscribed by Beneficiaries through the exercising of the option may be subject to additional restrictions in accordance with resolutions adopted by the Personnel Committee upon the granting. Thus the percentage of shares that must remain unavailable, as well as the period of this unavailability, will be defined by said Committee. Usually, the vesting period established by the Committee is two years after the exercise of the option.

m) Criteria and events that, when verified, will cause the suspension, amendment or termination of the plan

Stock-Based Compensation: Deferred shares may not be delivered in the case of a possible reduction in realized recurring net income of the Issuer or applicable business area. Additionally, the compensation model may be amended upon approval of the Compensation Committee and the Board of Directors.

Partners Program: Partners Shares not yet received may not be delivered in the case of a possible reduction in realized recurring net income of the Issuer or business area. Additionally, the Partners Program may be changed upon approval of the Compensation Committee and the Board of Directors.

Stock-Option Plan: The Personnel Committee may suspend the exercise of options under justifiable circumstances, such as organization of underwriting works, significant market fluctuations or legal and regulatory restrictions. Additionally, the Stock Option Plan may only be amended or terminated upon proposal of the Personnel Committee to the Board of Directors and subsequent approval at the Extraordinary General Meeting.

n) Effects of the management member’s leave from the Issuer’s bodies on his/her rights provided for in the stock-based compensation plan.

Stock-Based Compensation: The general rule for leaving sets forth the termination of shares granted and not yet delivered. The Personnel Committee may, subject to the criteria established in the compensation policy, determine that shares are to be held.

Partners Program: The general rule for leaving sets forth the termination of Partners Shares granted and not yet delivered. The Personnel Committee may, subject to the criteria established in the internal regulation, determine that shares are to be held.

Stock-Option Plan: As a general rule, the Beneficiaries of the Itaú Unibanco Conglomerate who resign or are dismissed from the position will have their options automatically terminated. However, this automatic termination will not occur in the case the employee’s departure is concurrent with his/her election to a management member position at the Itaú Unibanco Conglomerate or if the management member starts to hold another statutory position at the Itaú Unibanco Conglomerate.

96

In addition, having complied with the criteria established in the applicable internal regulation, the Personnel Committee may choose not to terminate these options.

13.5. With respect to the stock-based compensation to the Board of Directors and the Board of Statutory Officers recognized in income or loss for the past three years and to that determined for the current year, prepare a table containing:

For illustration purposes, we brought together in this item pieces of information related to all stock-based payment models. They are: (1) shares or stock-based instruments delivered in the scope of the Compensation Policy, (2) shares or stock-based instruments delivered in the scope of the Partners Program and (3) options granted in the scope of the Stock Option Plan (“Plan”).

For further details regarding the management members’ compensation policy and the Partners Program, see item 13.1.For further details on the Plan, see sub item 13.4.

Stock-based compensation - Determined for the 2016 fiscal year
body	Board of Directors		Board of Statutory Officers
number of members	9		20
Number of compensated members	9		20
option granting year	2016		2016
weighted average strike price of each of the following options:	(3)	(3)	(3)	(3)

(a) outstanding at the beginning of the year	-	-	-	-

(b) lost during the year	-	-	-	-

(c) exercised during the year	-	-	-	-

(d) expired during the year	-	-	-	-

potential dilution in the case of exercise of all options	0.004%	0.006%	0.053%	0.070%
granting of stock options:	0	0	0	0

grant date	04/30/2016	02/27/2017	02/27/2017	02/27/2017

number of options granted	229,401	495,806	2,978,270	3,890,480

term for the options to become exercisable	100% at 04/30/2017	1/3 each year	50% at the 3rd year 50% at the 5th year	1/3 each year

maximum term to exercise option	n/a	n/a	n/a	n/a

term of restriction for the transfer of shares	Without restriction	Without restriction	50% at the 5th year 50% at the 8th year	Without restriction

fair value of options on the grant date	(3)	(3)	(3)	(3)

1. For illustrative purposes, we present all the information related to all stock-based payment models in the table above. Accordingly, although the line items make reference only to the options, we also included the shares delivered directly (which do not result from the exercise of the option to purchase shares).

2. (3) Not applicable for shares.

97

13.5 - Stock-based compensation - Year ended December 31, 2015
a	body
b	Number of members	10	Board of Directors
c	Number of compensated members	10
	option granting year		2009	2010		2011			2012			2013		2014		2015
d	With respect to each stock option grant:
	i. grant date		3/3/2009	04/17/10	02/28/11	04/19/2011	08/19/2011	02/24/12	02/24/12	02/27/13	02/27/13	02/27/14	02/27/14	02/27/15	02/27/15	04/30/15	02/29/16
	ii. number of options granted		772,606	454,066	89,924	592,959	52,235	114,413	549,405	133,756	201,646	311,688	245,779	472,524	281,722	254,890	407,799
	iii. term for the options to become exercisable		1/1/2014	1/1/2015	50% at the 3rd year 50% at the 5th year	1/1/2016	50% at the 3rd year 50% at the 5th year	50% at the 3rd year 50% at the 5th year	1/1/2017	1/3 each year	50% at the 3rd year 50% at the 5th year	1/3 each year	50% at the 3rd year 50% at the 5th year	1/3 each year	50% at the 3rd year 50% at the 5th year	100% at 2016	1/3 each year
	iv. maximum term to exercise option		12/31/2016	12/31/2017	n/a	12/31/2018	n/a	n/a	12/31/2019	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
	v. term of restriction for the transfer of shares		50% at the 2nd year	50% at the 2nd year	50% at the 5th year 50% at the 8th year	50% at the 2nd year	50% at the 5th year 50% at the 8th year	50% at the 5th year 50% at the 8th year	50% at the 2nd year	n/a	50% at the 5th year 50% at the 8th year	n/a	50% at the 5th year 50% at the 8th year	n/a	50% at the 5th year 50% at the 8th year	n/a	n/a
	vi. weighted average strike price:
	(a) outstanding at the beginning of the year ²		R$ 26.34	R$ 42.79	(1)	R$ 41.80	(1)	(1)	R$ 31.26	(3)	(1)	(3)	(1)	(3)	(1)		(3)
	(b) lost during the year		-	-	-	-	-		-	-		-		-		-	-
	(c) exercised during the year		-	-	(1)	-	(1)		-	-		-		-		-	-
	(d) expired during the year		-	-	-	-	-		-	-		-		-		-	-
e	fair value of options on the grant date		R$ 3.19	R$ 9.18	R$ 24.67	R$ 8.28	R$ 17.79		R$ 5.87	R$ 31.35		R$ 27.86		R$ 31.24		R$ 32.95	R$ 24.16
f	potential dilution in the case of exercise of all options granted		0.014%	0.008%	0.002%	0.011%	0.001%		0.010%	0.002%		0.006%		0.008%		0.005%	0.007%

	Continuation
a	body
b	Number of members	21	Board of Statutoty Officers
c	Number of compensated members	21
	option granting year		2008	2009	2010		2011				2012			2013		2014		2015
d	With respect to each stock option grant:
	i. grant date		2/11/2008	3/3/2009	04/17/2010	02/28/2011	3/9/2011	04/19/2011	08/19/2011	02/24/2012	27/4/2012	02/27/2013	02/27/2013	02/27/2014	02/27/2014	02/27/2015	02/27/2015	02/29/2016	02/29/2016
	ii. number of options granted		2,390,511	3,795,094	2,275,108	269,489	128,522	3,485,646	236,448	467,794	4,027,748	562,320	1,016,871	1,537,353	1,667,357	2,538,993	2,022,130	3,348,153	3,301,230
	iii. term for the options to become exercisable		1/1/2013	1/1/2014	1/1/2015	50% at the 3rd year 50% at the 5th year	3/9/2014	1/1/2016	50% at the 3rd year 50% at the 5th year	50% at the 3rd year 50% at the 5th year	1/1/2017	1/3 each year	50% at the 3rd year 50% at the 5th year	1/3 each year	50% at the 3rd year 50% at the 5th year	1/3 each year	50% at the 3rd year 50% at the 5th year	1/3 each year	50% at the 3rd year 50% at the 5th year
	iv. maximum term to exercise option		12/31/2015	12/31/2016	12/31/2017	n/a	8/3/2018	12/31/2018	n/a	n/a	12/31/2019	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
	v. term of restriction for the transfer of shares		50% at the 2nd year	50% at the 2nd year	50% at the 2nd year	50% at the 5th year 50% at the 8th year	n/a	50% at the 2nd year	50% at the 5th year 50% at the 8th year	50% at the 5th year 50% at the 8th year	50% at the 2nd year	n/a	50% at the 5th year 50% at the 8th year	n/a	50% at the 5th year 50% at the 8th year	n/a	50% at the 5th year 50% at the 8th year	n/a	50% at the 5th year 50% at the 8th year
	vi. weighted average strike price:
	(a) outstanding at the beginning of the year ²		R$ 40.28	R$ 26.34	R$ 42.79	(1)	R$ 26.27	R$ 41.80	(1)	(1)	R$ 31.26	(3)	(1)	(3)	(1)	(3)	(1)	(3)	(1)
	(b) lost during the year		-	-	-	-	-	-	-		-	-	-	-	-	-	-	-	-
	(c) exercised during the year		-	-	-	(1)	-	-	(1)		-	-	-	-	-	-	-	-	-
	(d) expired during the year		-	-	-	-	-	-	-		-	-	-	-	-	-	-	-	-
e	fair value of options on the grant date		R$ 4.27	R$ 3.19	R$ 9.18	R$ 24.67	R$ 6.25	R$ 8.28	R$ 17.79		R$ 5.87	R$ 31.35	R$ 31.35	R$ 27.86	R$ 27.86	R$ 31.24	R$ 31.24	R$ 24.16	R$ 24.16
f	potential dilution in the case of exercise of all options granted		0.043%	0.068%	0.041%	0.005%	0.002%	0.062%	0.004%		0.072%	0.010%	0.018%	0.028%	0.030%	0.045%	0.036%	0.060%	0.059%

Notes:

1.    For illustrative purposes, we present all the information related to all stock-based payment models in the table above. Accordingly, although the line items make reference only to the options, we also included the shares delivered directly (which do not result from the exercise of the option to purchase shares).

2.    The amounts are adjusted by the events occurred in the period (reverse split, bonus, etc.).

3.    (1) Granting of stock options, of which the strike price is a positive covenant, according to the concept explained in sub item 13.4, “i”.

4.    (2) Weighted average strike price on the grant date, since the options were granted after the beginning of the year.

5.    (3) Not applicable to shares.

6.    The item “d ii” considers the balance at the end of the fiscal year.

98

13.5 - Stock-based compensation - Year ended December 31, 2014
body	Board of Directors
Number of members	8
Number of compensated members	8
option granting year	2009			2010	2011			2012		2013	2014
weighted average strike price of each of the following options:
(a) outstanding at the beginning of the year [2]	R$ 27.95	(1)	R$ 33.10	R$ 45.40	(1)	R$ 44.35	(1)	R$ 33,17 (2)	(3)	R$ 45.40	(3)	R$ 0.00
(b) lost during the year	-	-	-	-		-	-	-	-	-	-	-
(c) exercised during the year	-	(1)		-	(1)	-	(1)	-	-	-	-	-
(d) expired during the year	-	-	-	-	-	-	-	-	-	-	-	-
potential dilution in the case of exercise of all options granted	0.023%			0.004%	0.005%			0.004%		0.005%	0.005%
grant of stock options:
grant date	03/03/09	03/06/09	08/10/09	04/17/10	02/28/11	04/19/11	08/19/11	04/27/12	02/27/13	02/27/14	02/27/15	01/01/14
number of options granted	632,092	42,540	592,324	231,287	12,464	263,012	5,379	245,912	135,653	249,788	258,329	224,813
term for the options to become exercisable	01/01/14	50% after 3 years 50% after 5 years	04/01/12	01/01/15	50% after 3 years 50% after 5 years	01/01/16	50% after 3 years 50% after 5 years	01/01/17	33%: 2014 33%: 2015 33%: 2016	33%: 2015 33%: 2016 33%: 2017	33%: 2016 33%: 2017 33%: 2018	100%2015
maximum term to exercise option	12/31/16	03/06/14	12/31/14	12/31/17	03/31/16	12/31/18	09/30/16	12/31/19	02/27/16	02/27/17	02/27/18	01/01/15
term of restriction for the transfer of shares	2 years to 50%	without restriction	n/a	2 years to 50%	50%: 02/28/16 50%: 02/28/19	2 years to 50%	50%: 08/19/16 50%: 08/19/19	2 years to 50%	without restriction	without restriction	without restriction	without restriction
fair value of options on the grant date	R$ 3.51	R$ 13.79	R$ 9.38	R$ 10.10	R$ 27.14	R$ 9.11	R$ 19.57	R$ 6.46	R$ 34.49	R$ 30.65	R$ 34.36	R$ 33.81

Continuation
body	Board of Statutory Officers
Number of members	18
Number of compensated members	18
option granting year	2006	2007	2008	2009		2010	2011				2012			2013		2014
weighted average strike price of each of the following options:
(a) outstanding at the beginning of the year [2]	R$ 29.11	R$ 37.07	R$ 42.74	R$ 27.95	(1)	R$ 45.40	(1)	R$ 28.90	R$ 44.35	(1)	R$ 33,17 (2)	(3)	(1)	(3)	(1)	(3)	(1)
(b) lost during the year	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
(c) exercised during the year	R$ 29.29	R$ 34.38	-	R$ 27.03	(1)	-	(1)	R$ 26.27	-	(1)	-	-	-	-	-	-	-
(d) expired during the year	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
potential dilution in the case of exercise of all options granted	0.031%	0.045%	0.044%	0.073%		0.033%	0.063%				0.056%			0.060%		0.070%
grant of stock options:
grant date	02/21/2006	02/14/2007	02/11/08	03/03/09	03/06/09	04/17/10	02/28/11	03/09/11	04/19/11	08/19/11	04/27/12	02/27/13	02/27/13	02/27/14	02/27/14	02/27/15	02/27/15
number of options granted	1,700,958	2,485,310	2,445,714	3,989,406	44,434	1,818,302	266,227	206,838	2,781,658	208,706	3,109,472	996,427	1,100,524	1,700,174	1,633,735	1,937,215	1,946,768
term for the options to become exercisable	01/01/11	01/01/12	01/01/13	01/01/14	50% after 3 years 50% after 5 years	01/01/15	50% after 3 years 50% after 5 years	03/09/14	01/01/16	50% after 3 years 50% after 5 years	01/01/17	33%: 2014 33%: 2015 33%: 2016	50% after 3 years 50% after 5 years	33%: 2015 33%: 2016 33%: 2017	50% after 3 years 50% after 5 years	33%: 2016 33%: 2017 33%: 2018	50% after 3 years 50% after 5 years
maximum term to exercise option	12/31/13	12/31/14	12/31/15	12/31/16	03/06/14	12/31/17	03/31/16	03/08/18	12/31/18	09/30/16	12/31/19	02/27/16	02/27/16	02/27/17	02/27/17	02/27/18	02/27/18
term of restriction for the transfer of shares	2 years to 50%	2 years to 50%	2 years to 50%	2 years to 50%	without restriction	2 years to 50%	50%: 02/28/16 50%: 02/28/19	without restriction	2 years to 50%	50%: 08/19/16 50%: 08/19/19	2 years to 50%	without restriction	50%: 02/27/18 50%: 02/27/21	Without restriction	50% 02/27/18 50% 02/27/21	Without restriction	50% 02/27/18 50% 02/27/21
fair value of options on the grant date	R$ 8.49	R$ 7.19	R$ 4.70	R$ 3.51	R$ 13.79	R$ 10.10	R$ 27.14	R$ 6.87	R$ 9.11	R$ 19.57	R$ 6.46	R$ 34.49	R$ 34.49	R$ 30.65	R$ 30.65	R$ 34.36	R$ 34.36

Notes:

1.    For illustrative purposes, we present all the information related to all stock-based payment models in the table above. Accordingly, although the line items make reference only to the options, we also included the shares delivered directly (which do not result from the exercise of the option to purchase shares).

2.    The amounts are adjusted by the events occurred in the period (reverse split, bonus, etc.).

3.    (1) Grant of stock options, of which the strike price is a positive covenant, according to the concept explained in sub item 13.4, “i”.

4.    (2) Weighted average strike price on the grant date, since the options were granted after the beginning of the year.

5.    (3) Not applicable to shares.

6.    The item “number of options granted” considers the balance at the end of the fiscal year.

99

13.5 - Stock-based compensation - Year ended December 31, 2013
body	Board of Directors
number of members	8
number of compensated members	8
option granting year	2008			2009			2010			2011			2012		2013
weighted average strike price:
(a) outstanding at the beginning of the year ²	(1)	(1)	(1)	R$ 26.49	(1)	R$ 31.37	R$ 43.02	(1)	(1)	(1)	R$ 42.03	(1)	R$ 31.43 (2)	(3)	(3)	(3)
(b) lost during the year	-	-	-	-	-	-	-	-	-	-	-		-	-	-	-
(c) exercised during the year	-	-	-	-	-	R$ 31.37	-	-	-	-	-	-	-	-	-	-
(d) expired during the year	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
potential dilution in the case of exercise of all options granted	0.003%			0.023%			0.005%			0.005%			0.004%		0.008%
granting of stock options:
grant date	02/29/08	03/03/08	09/03/08	03/03/09	03/06/09	08/10/09	04/17/10	08/30/10	09/30/10	02/28/11	04/19/11	08/19/11	04/27/12	02/27/13	01/01/13	02/27/14
number of options granted	36,821	43,895	51,380	574,629	38,673	549,476	210,261	7,705	21,894	22,664	239,102	9,779	223,556	184,982	178,659	242,195
term for the options to become exercisable	09/03/12	03/03/13	09/03/12	01/01/14	03/06/14	04/01/12	01/01/15	50% after 3 years 50% after 5 years	50% after 3 years 50% after 5 years	50% after 3 years 50% after 5 years	01/01/16	50% after 3 years 50% after 5 years	01/01/17	33%: 2014 33%: 2015 33%: 2016	100%: 2014	33%: 2015 33%: 2016 33%: 2017
maximum term to exercise option	-	-	-	12/31/16	-	12/31/14	12/31/17	09/30/15	10/31/15	03/31/16	12/31/18	09/30/16	12/31/2019	02/27/2016	01/01/14	02/27/2017
term of restriction for the transfer of shares	without restriction	without restriction	without restriction	2 years for 50%	without restriction	none	2 years for 50%	50%: 08/17/15 50%: 08/17/18	50%: 09/30/15 50%:09/30/18	50%:02/28/16 50%:02/28/19	2 years for 50%	50%: 08/19/16 50%: 08/19/19	2 years for 50%	without restriction	without restriction	without restriction
fair value of options on the grant date	R$ 28.17	R$ 29.00	R$ 22.51	R$ 3.86	R$ 15.17	R$ 10.32	R$ 11.11	R$ 29.53	R$ 32.48	R$ 29.86	R$ 11.02	R$ 21.53	R$ 7.11	R$ 34.49	R$ 33.81	R$ 30.65

Continuation
body	Board of Statutory Officers
number of members	17
number of compensated members	17
option granting year	2006	2007	2008		2009		2010				2011			2012			2013
weighted average strike price:
(a) outstanding at the beginning of the year ²	R$ 27.59	R$ 35.13	R$ 40.50	(1)	R$ 26.49	(1)	R$ 43.02	(1)	(1)	(1)	(1)	R$ 42.03	(1)	(1)	R$ 31.43	(3)	(2)	(1)	(3)
(b) lost during the year	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-			-
(c) exercised during the year	R$ 28.94	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-		-	-
(d) expired during the year		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-		-	-
potential dilution in the case of exercise of all options granted	0.031%	0.049%	0.049%		0.086%		0.059%				0.078%			0.100%			0.017%
granting of stock options:
grant date	02/21/06	02/14/07	02/11/08	03/03/08	03/03/09	03/06/09	04/17/10	08/17/10	08/30/10	09/30/10	02/28/11	04/19/11	08/19/11	02/24/12	04/27/12	02/27/13	02/27/13		02/27/14
number of options granted	1,546,325	2,455,998	2,457,209	20,097	4,200,031	103,524	1,886,752	81,918	254,205	767,489	615,499	2,856,191	468,149	529,678	3,162,425	1,346,711	829,729		1,647,345
term for the options to become exercisable	01/01/11	01/01/12	01/01/13	03/03/13	01/01/14	50% after 3 years 50% after 5 years	01/01/15	50% after 3 years 50% after 5 years	50% after 3 years 50% after 5 years	50% after 3 years 50% after 5 years	50% after 3 years 50% after 5 years	01/01/16	50% after 3 years 50% after 5 years	50% after 3 years 50% after 5 years	01/01/17	33%: 2014 33%: 2015 33%: 2016	50% after 3 years 50% after 5 years		33%: 2015 33%: 2016 33%: 2017
maximum term to exercise option	12/31/13	12/31/14	12/31/15	-	12/31/16	-	12/31/17	09/30/15	09/30/15	10/31/15	03/31/16	12/31/18	09/30/16	03/31/17	12/31/19	02/27/16	03/31/18		02/27/17
term of restriction for the transfer of shares	2 years for 50%	2 years for 50%	2 years for 50%	without restriction	2 years for 50%	without restriction	2 years for 50%	50%: 08/17/15 50%: 08/17/18	50%: 08/17/15 50%: 08/17/18	50%: 09/30/15 50%: 09/30/18	50%: 02/28/16 50%: 02/28/19	2 years for 50%	50%: 08/19/16 50%: 08/19/19	50%: 02/24/17 50%: 02/24/20	2 years for 50%	without restriction	50%: 02/27/18 50%: 02/27/20		without restriction
fair value of options on the grant date	R$ 9.34	R$ 7.91	R$ 5.17	R$ 29.00	R$ 3.86	R$ 15.17	R$ 11.11	R$ 30.60	R$ 29.53	R$ 32.48	R$ 29.86	R$ 10.02	R$ 21.53	R$ 29.09	R$ 7.11	R$ 34.49	R$ 28.06		R$ 30.65

Notes:

1.    For illustrative purposes, we brought the information related to all stock-based payment models together in the table above. Accordingly, although the line items make reference only to the options, we also included the shares delivered directly (which do not result from the exercise of the option to purchase shares).

2.    The amounts are adjusted by the events occurred in the period (reverse split, bonus, etc.).

3.    (1) Grant of stock options, of which the strike price is a positive covenant, according to the concept explained in sub item 13.4, “i”.

4    (2) Weighted average strike price on the grant date, since the options were granted after the beginning of the year.

5.    (3) Not applicable for shares.

6.    The item “number of options granted” considers the balance at the end of the fiscal year.

100

13.6 With respect to the outstanding options of the Board of Directors and the Board of Statutory Officers at the end of the fiscal year, prepare a table containing:

Outstanding options at the end of the year ended December 31, 2015
body							Board of Directors
number of members	9
number of compensated members	9
option granting year	2009	2010		2011			2012			2013		2014		2015
Options not yet exercised	3/3/2009	04/17/2010	02/28/2011	04/19/2011	08/19/2011	02/24/12	02/24/24012	02/27/2013	02/27/2013	02/27/2014	02/27/2014	02/27/2015	02/27/2015	04/30/2015	02/29/2016
i. Number	772,606	454,066	89,924	592,959	52,235	114,413	549,405	133,756	201,646	311,688	245,779	472,524	281,722	254,890	284,162
			50% at the 3rd		50% at the 3rd	50% at the 3rd			50% at the 3rd		50% at the 3rd		50% at the 3rd
			year		year	year			year		year		year
ii. Date on which the options will become exercisable	1/1/2014	1/1/2015		1/1/2016			1/1/2017	1/3 each year		1/3 each year		1/3 each year		100% at 2016	1/3 each year
			50% at the 5th		50% at the 5th	50% at the 5th			50% at the 5th		50% at the 5th		50% at the 5th
			year		year	year			year		year		year
iii. Maximum term to exercise option	12/31/2016	12/31/2017	n/a	12/31/2018	n/a	n/a	12/31/2019	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
			50% at the 5th		50% at the 5th	50% at the 5th			50% at the 5th		50% at the 5th		50% at the 5th
	50% at the 2nd	50% at the 2nd	year	50% at the 2nd	year	year	50% at the 2nd		year		year		year
iv. Term of restriction to the transfer of shares								n/a		n/a		n/a		n/a	n/a
	year	year	50% at the 8th	year	50% at the 8th	50% at the 8th	year		50% at the 8th		50% at the 8th		50% at the 8th
			year		year	year			year		year		year
v. Weighted average strike price for the year	-	-		-			-
			(1)		(1)	(1)		(2)	(1)	(2)	(1)	(2)	(1)	(2)	(2)
vi. Fair value of options in the last day of the fiscal year	R$ 3.10	R$ 0.78		R$ 1.56			R$ 4.33
Exercisable options
i. Number
ii. Maximum term to exercise option
iii. Term of restriction to the transfer of shares
iv. Weighted average strike price for the year
v. Fair value of options in the last day of the fiscal year
vi. Fair value of total options in the last day of the fiscal year

Continuation
body						Board of Statutory Officers
number of members	21
number of compensated members	21
option granting year		2008	2009	2010		2011				2012			2013		2014		2015
Options not yet exercised				04/17/2010	02/28/2011	3/9/2011	04/19/2011	08/19/2011	02/24/24012	02/27/2013	04/27/2012	02/27/2013	02/27/2014	02/27/2014	02/27/2015	02/27/2015	02/29/2016	02/29/2016
i. Number				2,275,108.00	269,489	128,522	3,485,646	236,448	467,794	562,320	4,027,748	1,016,871	1,537,353	1,667,357	2,538,993	2,022,130	3,348,153	3,301,230
									50% at the 3rd year			50% at the 3rd year		50% at the 3rd year		50% at the 3rd year		50% at the 3rd year
ii. Date on which the options will become exercisable				01/01/15	02/28/2016	03/08/16	01/01/16	08/19/2016	50% at the 5th year	1/3 each year	01/01/17	50% at the 5th year	1/3 each year	50% at the 5th year	1/3 each year	50% at the 5th year	1/3 each year	50% at the 5th year
iii. Maximum term to exercise option				12/31/2017	03/31/2016	08/03/18	12/31/2018	09/30/2016	03/31/2017	02/27/2016	12/31/2019	03/31/2018	02/27/2016	03/31/2019	02/27/2017	03/31/2020	02/27/2018	03/31/2020
iv. Term of restriction to the transfer of shares				50% at the 2nd year	50% at the 5th year 50% at the 8th year	n/a	50% at the 2nd year	50% at the 5th year 50% at the 8th year	50% at the 5th year 50% at the 8th year	n/a	50% at the 2nd year	50% at the 5th year 50% at the 8th year	n/a	50% at the 5th year 50% at the 8th year	n/a	50% at the 5th year 50% at the 8th year	n/a	50% at the 5th year 50% at the 8th year
v. Weighted average strike price for the year				-		-	-				-
					(1)			(1)	(1)	(2)		(1)	(2)	(1)	(2)	(1)	(2)	(1)
vi. Fair value of options in the last day of the fiscal year				R$ 0.78		R$ 1.56	R$ 1.56				R$ 4.33
Exercisable options		2/11/2008	3/3/2009			3/9/2011
i. Number		2,390,511	3,795,094			43,027
ii. Maximum term to exercise option		12/31/2015	12/31/2016			03/08/16

iii. Term of restriction to the transfer of shares		50% at the 2nd year	50% at the 2nd year			n/a
iv. Weighted average strike price for the year		-	-			R$ 23.88
v. Fair value of options in the last day of the fiscal year		R$ 0.00	R$ 3.10			R$ 1.56
vi. Fair value of total options in the last day of the fiscal year		R$ 0	R$ 11,764,791

1.	For illustrative purposes, we present all the information related to all stock-based payment models in the table above. Accordingly, although the line items make reference only to the options, we also included the shares delivered directly (which do not result from the exercise of the option to purchase shares).
2.	The amounts are adjusted by the events occurred in the period (reverse split, bonus, etc.).
3.	(1) Grant of stock options, of which the strike price is a positive covenant, according to the concept explained in sub item 13.4, “i”.
4.	(2) Not applicable to shares.
6.	The item “number of options granted” considers the balance at the end of the fiscal year.

101

13.7. With respect to the options exercised and shares delivered relating to the stock-based compensation to the Board of Directors and Board of Statutory Officers, for the past three years, prepare a table containing:

Options exercised - Year ended December 31, 2015
a body	Board of Directors			Board of Statutory Officers
b number of members			6					20
c number of compensated members			6					20
option granting year	2009	2010		2012	2013	2009	2010	2012	2013
d Options exercised:
i. Number of shares	66,836	29,898		37,730	-	344,530	159,934	260,152	-
ii. Weighted average strike price	R$ 27.17	R$ 30.28		R$ 34.13	-	R$ 27.17	R$ 30.28	R$ 34.13	-
iii. Difference between the strike price and the market value of shares relating to the options exercised
	R$ 60,152	R$ 124,077		-R$ 56,557	-	R$ 310,077	R$ 663,726	-R$ 389,968	-
e Shares delivered:
i. Number of shares	-	-		58,602	73,137	-	-	291,894	449,097
ii. Weighted average purchase price	-	-		R$ 34.36	R$ 34.36	-	-	R$ 34.36	R$ 34.36
iii. Difference between the purchase price and the market value of shares purchased
	-	-		-R$ 74,366	-R$ 92,811	-	-	-R$ 370,413	-R$ 569,904

Note:

1. The number of members of each body (item "b") corresponds to the number of management members that effectively exercised options or received shares, without necessarily representing all the management members of the Issuer.

13.7 - Options exercised - Year ended December 31, 2014
body	Board of Directors				Board of Statutory Officers
number of members		6				16
number of compensatede members		6				16
option granting year	2009	2011	2013	2006	2007	2009	2011	2013
Options exercised
Number of shares	1,266,956	17,843	N/A	1,700,958	2,485,310	521,331	564,933	N/A
Weighted average strike price	R$ 29.78	(1)	N/A	R$ 29.29	R$ 34.35	R$ 30.10	R$ 26.27	N/A
Difference between the strike price and the market value of shares relating to the options exercised	R$ 14,374,022	R$ 591,023	N/A	R$ 4,839,430	R$ 10,230,307	R$ 4,359,907	R$ 17,154,418	N/A
Shares delivered
Number of shares	N/A	N/A	72,146	N/A	N/A	N/A	N/A	223,444
Weighted average purchase price	N/A	N/A	R$ 33.76	N/A	N/A	N/A	N/A	R$ 30.65
Difference between the purchase price and the market value of shares purchased	N/A	N/A	-R$ 5,527	N/A	N/A	N/A	N/A	R$ 174,286

Note:

1.	Grant of stock options, of which the strike price is a positive covenant, according to the concept explained in sub item 13.4 , ”i”.
2.	The number of members of each body corresponds to the number of management members that effectively exercised options or received shares, without necessarily representing all the management members of the Issuer.

13.7 -Options exercised - Year ended December 31, 2013
body	Board of Directors			Board of Statutory Officers
number of members		2			8
number of compensated members		2			8
option granting year	2008	2009	2010	2008	2010
Options exercised
Number of shares	132,096	11,000	14,800	20,097	539,150
Weighted average strike price	(1)	R$ 31.57	(1)	(1)	(1)
Difference between the strike price and the market value of shares relating to the options exercised	R$ 3,738,474	R$ 12,600	R$ 455,898	R$ 640,181	R$ 16,547,379
Shares delivered
Number of shares	N/A	N/A	N/A	N/A	N/A
Weighted average purchase price	N/A	N/A	N/A	N/A	N/A
Difference between the purchase price and the market value of shares purchased	N/A	N/A	N/A	N/A	N/A

Note:

1. Grant of stock options, of which the strike price is a positive covenant, according to the concept explained in sub item 13.4 , ”i”.

13.8. Give a brief description of the information necessary for understanding the data disclosed in items 13.5 to 13.7, as well as an explanation of the pricing model for share and option value, indicating, at least:

a) The pricing model

•    Simple Options: the Issuer adopts the binomial model for option pricing. This model assumes that there are two possible paths for the performance of asset prices in each step – upward or downward. A tree with price paths is built in order to determine the share value on a future date, based on the defined volatility and time interval between the tree steps from pricing to maturity. The pricing process of this model is carried out adopting the “Backward Induction method”, from the knots of the maturity to the starting point.

•    Stock-based Compensation: the fair value of the shares for stock-based compensation is the quoted market price of the Issuer’s preferred shares on the grant date.

•    Partners Program: the fair value of the Issuer’s shares received is the quoted market price of the Issuer’s preferred shares on the grant date discounted from the expected dividends.

b) Data and assumptions used in the pricing model, including the weighted average price of shares, exercise price, expected volatility, term of the option, dividends expected and risk-free interest rate

•    Simple Options: the Binomial pricing model used in the simple options plan takes into account the price assumptions relating to the underlying asset, strike price, volatility, dividend return rate, risk-free rate, vesting period and term of the option.

The assumptions used are described as follows:

102

•	Price of the underlying asset: the share price of the Issuer´s preferred shares used for the calculation is the closing price at BM&FBOVESPA on the calculation base date;

•	Exercise price: as the strike price of the option, the strike price previously defined on the option issue is adopted, adjusted by the IGP-M variation;

•	Expected volatility: calculated based on the standard deviation from the last 84 historical monthly returns of closing prices of the Issuer’s preferred share, released by BM&FBOVESPA, adjusted by the IGP-M variation ;

•	Dividend rate: is the average annual return rate in the last three fiscal years of Paid Dividends, plus the Interest on Capital of the Issuer’s preferred share;

•	Risk-Free Interest Rate: the applied risk-free rate is the IGP-M coupon rate, up to the expiry date of the option;

•	Stock option expiry date: the expiry date for the stock options will be established by the Personnel Committee at the time the options are granted, these being automatically extinguished at the end of the period. The term of each stock option series will begin on the date of issue and will expire at the end of the period which may vary between the minimum of five years and the maximum of 10 years; and

•	Vesting period of the option: the vesting period of each stock options series will be established by the Personnel Committee on the date of issue, and this period may vary between 1 and 7 years, as from the date of issue.

•    Stock-based Compensation: not applicable, since differently from the other models, the number of shares is fixed based on the compensation amount established. After being established, the amount is converted into a number of shares, considering its market value.

•    Partners Program: it adopts the average annual return rate in the last three fiscal years of Paid Dividends, plus Interest on Capital, to discount the quoted market price of the Issuer’s preferred shares on the grant date.

c) Method used and assumptions made to absorb the expected early exercise effects

Simple Options: the simple option pricing uses the binomial tree and takes into consideration the vesting period for the simple options. The vesting period of each series will be established by the Personnel Committee upon issue, and it may last from one year to seven years as from the grant date. Usually, the vesting period determined by the Committee is five years. From the end of the vesting period, the option can be exercised at any time until the expiry date of the option.

Stock-based Compensation: not applicable.

Partners Program: not applicable.

d) Method to determine expected volatility

Simple Options: Expected volatility: calculated based on the standard deviation from the history of the last 84 monthly returns of the closing prices of the Issuer’s preferred shares, adjusted by the IGP-M.

Stock-based Compensation: not applicable.

Partners Program: not applicable.

e) If any other characteristic of the options was included in its fair value measurement

Simple Options: The historical series is adjusted for splits, bonuses, reverse splits, etc.

Stock-based Compensation: not applicable.

Partners Program: not applicable.

103

13.9 Inform the number of shares or quotas directly or indirectly held in Brazil and abroad and other securities convertible into shares or quotas issued by the Issuer, its direct or indirect parent companies, subsidiaries or companies under common control, by members of the Board of Directors, the Board of Statutory Officers, or Fiscal Council, grouped per body.

											Base date:
											12/31/2015
		Controlling Stockholders (1 and 4)			Board of Directors (2 and 4)			Board of Officers (3 and 4)			Fiscal Council (4)
			Shares			Shares			Shares			Shares
Companies		Common	Preferred	Total	Common	Preferred	Total	Common	Preferred	Total	Common	Preferred	Total
Issuer	Itaú Unibanco Holding S.A.	2,759,301,195	12,263,749	2,771,564,944	7,586	4,027,278	4,034,864	-	4,492,701	4,492,701	46,768	1,124,961	1,171,729
	Companhia E.Johnston de Participações	4,680	9,360	14,040	-	-	-	-	-	-	-	-	-
	Companhia ESA	1.515.632.981	-	1,515,632,981	-	-	-	-	-	-	-	-	-
Parent company	Itaúsa - Investimentos Itaú S.A.	1,594,619,973	704,447,038	2,299,067,011	-	2,400	2,400	-	23,398	23,398	-	-	-
	IUPAR - Itaú Unibanco Participações S.A.	355,227,096	350,942,273	706,169,369	-	-	-	-	-	-	-	-	-

Note: These shares are held directly.

(1) Item included for consistency with the information monthly forwarded by the Issuer and parent company Itaúsa- Investimentos Itaú S.A., to BM&FBOVESPA to conform to sub item 7.1 of Corporate Governance Level 1 Listing Regulation and Article 11 of CVM Instruction No. 358;

(2) except for those included in the item “Controlling Stockholders”;

(3) except for those included in items “Controlling Stockholders” and “Board of Directors”;

(4) in addition to information on controlling stockholders and members of the Board of Directors, Board of Officers and Fiscal Council, as applicable, it includes interests held by spouses, dependents included in annual income tax returns and companies directly or indirectly controlled by these parties.

104

13.10 With respect to the pension plans in effect granted to the members of the Board of Directors and Board of Statutory Officers, please supply the following information in a table format:

a	body	Board of Directors		Board of Statutory Officers
b	number of members	2	1	8	6	4
c	number of compensated members	2	1	8	6	4
d	Plan name	ITAUBANCO CD (1)	Futuro Inteligente	ITAUBANCO CD (1)	Futuro Inteligente	Flexprev PGBL
e	number of management members that are eligible for retirement	1	1	2	1	1
f	conditions for early retirement	50 years of age	50 years of age	50 years of age	50 years of age	50 years of age
g	restated amount of contributions accumulated in
	the pension plan by the end of last year, less the portion relating to contributions made directly by management members	R$ 4,097,925	R$ 1,920,271	R$ 21,296,964	R$ 6,733,138	R$ 325,813
h	total accumulated amount of contributions made in the previous year, less the portion related to contributions made directly by management members	R$ 122,309	R$ 174,883	R$ 659,489	R$ 900,256	R$ 159,000
i	whether there is the possibility of early redemption and, if so, what the conditions are	No	No	No	No	No

Note:

1. The number of members of each body (item “b”) corresponds to the number of management members that are active participants of the pension plans.

2. (1) The Defined Contribution pension plan was implemented in 2010 to absorb the participants of the Defined Benefit Supplementary Retirement Plan (PAC), through the adherence of each participant. In the spin-off process, the account balance of each participant was recorded individually.

13.11. In a table, please indicate, for the past three years, with respect the Board of Directors, Board of Statutory Officers, and Fiscal Council:

In view of the ongoing judicial discussion concerning the legal status of this item, the offering of information would construe a violation of the Officers’ individual rights. Accordingly, and due to the ruling granted in connection with the records of lawsuit No. 2010.51.010002888-5, pending at the 5th Federal Court of Rio de Janeiro, the Issuer will await to carry out the related disclosure.

13.12. Describe contractual arrangements, insurance policies or other instruments that structure mechanisms for compensating or indemnifying management members in the event of removal from position or retirement, indicating the financial consequences to the Issuer.

Except for the possibility of keeping the deferred portion of the variable compensation of the proportional annual amount and of keeping, on a temporary basis, some benefits (such as the health care plan), the Issuer does not have any contractual arrangements, insurance policies or other instruments to structure mechanisms for compensating or indemnifying management members in the event of removal from position or retirement.

13.13 With respect to the past three years, indicate the percentage of total compensation of each body recognized in the Issuer’s result related to members of the Board of Directors, Board of Statutory Officers or Fiscal Council that are parties related to the direct or indirect parent companies, as determined by the accounting rules that address this matter.

2015
		Board of Statutory
Body	Board of Directors	Officers	Fiscal Council
Related parties	71%	29%	0%

2014
		Board of Statutory
Body	Board of Directors	Officers	Fiscal Council
Related parties	74%	40%	0%

2013
		Board of Statutory
Body	Board of Directors	Officers	Fiscal Council
Related parties	81%	49%	0%

13.14. With respect to the past three years, please indicate the amounts recognized in the Issuer’s result as compensation to the members of the Board of Directors, Board of Statutory Officers or Fiscal Council, grouped by body, for any other reason other than the position they hold, such as commissions and consulting or advisory services provided.

Not applicable.

105

13.15 With respect to the past three years, please indicate the amounts recognized in the result of the Issuer’s direct or indirect parent companies, companies under common control and subsidiaries as compensation to the members of the Issuer’s Board of Directors, Board of Statutory Officers or Fiscal Council, grouped by body, specifying the reason this amounts were paid to these persons.

2015 - Compensation received due to the position held in the Issuer				R$
	Board of Directors	Board of Statutory Officers	Fiscal Council	Total
Direct and indirect parent companies	-	-	-	-
Issuer’s subsidiaries	-	224,843,043	-	224,843,043
Companies under common control	-	-	-	-

2014 - Compensation received due to the position held in the Issuer				R$
	Board of Directors	Board of Statutory Officers	Fiscal Council	Total
Direct and indirect parent companies	-	-	-	-
Issuer’s subsidiaries	-	212,446,054	-	212,446,054
Companies under common control	-	-	-	-

2013 - Compensation received due to the position held in the Issuer				R$
	Board of Directors	Board of Statutory Officers	Fiscal Council	Total
Direct and indirect parent companies	-	-	-	-
Issuer’s subsidiaries	-	138,682,032	-	138,682,032
Companies under common control	-	-	-	-

13.16. Supply other information that the Issuer may deem relevant

Not applicable.

106

ATTACHMENT VI

REPORT ON THE ORIGIN AND JUSTIFICATION FOR THE PROPOSAL TO AMEND THE COMPANY’S BYLAWS, PURSUANT TO ARTICLE 11 OF CVM INSTRUCTION 481/09

Pursuant to Article 11, item II, of CVM Instruction Nº. 481/09, this report provides the details as to the origin and justification and analyzes the legal and economic effects of the proposal to amend the wording of Article 3, head provision, of item 6.7, XII, and the inclusion of items 7.1.4 and 7.1.5 to Article 7 of the Bylaws, approved by the Board of Directors and subject to a decision by the Extraordinary Stockholders’ Meetings of the Company convened for April 27, 2016.

(I) CANCELLATION OF PREFERRED SHARES ISSUED BY THE COMPANY HELD IN TREASURY

It is the Company’s management intention to cancel one hundred million (100,000,000) preferred shares of own issuance held in treasury, without reducing capital stock. These shares are derived from acquisitions previously authorized by the Company’s Board of Directors, and as of December 31, 2015 were represented by one hundred sixty-two million, five hundred sixty-two thousand, six hundred fifty (162,562,650) preferred shares and two thousand seven hundred ninety-five (2,795) common shares held in treasury.

A share buyback process aims at (i) maximizing the allocation of capital through the effective investment of available funds; (ii) providing shares to management members and employees of the Company and its controlled companies under the scope of compensation models and long-term incentive plans; and (iii) making use of the shares acquired should any future business opportunities arise.

The acquisition of Company own shares with the following cancellation leads to the increased stockholders’ stake in the Company’s capital stock and, should financial results and the percentage of stake in the Company’s income remain unchanged, a higher return on dividends and interest on capital to stockholders. It is important to highlight that these shares had their economic and political rights suspended since their acquisition by the Company. Accordingly, the proposal is for Article 3, head provision, of the Bylaws to be amended to reflect such cancellation. This amendment creates no economic impact on the Company.

(II) ADJUSTMENT TO CVM INSTRUCTION No. 567/15:

Article 19 of CVM Instruction No. 567/15, which provides for publicly held companies trading their own shares and underlying derivatives, revoked CVM Instruction No. 390/03. Consequently, the reference to CVM Instruction No. 390/03 provided for in the item addressing the competencies of the Company’s Board of Directors should be adjusted to current regulation (CVM Instruction No. 567/15). Accordingly, the proposal is for item 6.7, XII, of the Bylaws to be amended to reflect such alteration. This rule has no economic or legal impact on the Company.

(III) TERM OF OFFICE OF THE AUDIT COMMITTEE MEMBERS

CMN Resolution No. 4,329/14, which amended CMN Resolution No. 3,198/04, provides for the permission to reelect up to one-third (1/3) of the Audit Committee members without the need to adhere to the minimum intervening period of three (3) years, after the end of the previous term of office. Accordingly, the proposal is for the inclusion of items 7.1.4. and 7.1.5. to Article 7 of the Bylaws to properly adjust the Bylaws to this rule. This rule has no economic impact on the Company.

(IV) BYLAWS HIGHLIGHTING THE AMENDMENTS PROPOSED IN ITEMS (I) TO (III) ABOVE

Current Wording	Proposed Wording
Article 1 - DENOMINATION, TERM AND HEAD OFFICE - The publicly listed joint stock company governed by these bylaws and denominated ITAÚ UNIBANCO HOLDING S.A., was incorporated with no final term and has its head office and address for legal purposes in the City of São Paulo and State of São Paulo.	Unchanged.
Article 2 - OBJECTIVE - The company has as its purpose banking activity in all its authorized forms including foreign exchange transactions.	Unchanged.

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Article 3 - CAPITAL AND SHARES – The subscribed and paid-in capital stock is R$85,148,000,000.00 (eighty-five billion, one hundred and forty-eight thousand reais), represented by 6,083,915,949 (six billion, eighty-three hundred million, nine hundred fifteen thousand, nine hundred and forty-nine) book entry shares, with no par value, being 3,047,040,198 (three billion, forty-seven million, forty thousand, one hundred and ninety-eight) common and 3,036,875,751 (three billion, thirty-six million, eight hundred seventy-five thousand, seven hundred and fifty-one) preferred shares, the latter having no voting rights but with the following advantages: I – priority in receiving the minimum non-cumulative annual dividend of R$0.022 per share, which shall be adjusted in the event of a stock split or reverse stock split; II – in the event of a sale of the company’s controlling stake, the right to be included in the public offering of shares, thus assuring such shares the right to a price equal to 80% (eighty percent) of the value paid per voting share to the controlling stockholders and guaranteeing a dividend at least equal to that of the common shares.	Article 3 - CAPITAL AND SHARES – The subscribed and paid-in capital stock is R$85,148,000,000.00 (eighty-five billion, one hundred and forty-eight thousand reais), represented by 5,983,915,949 (five billion, nine hundred eighty-three million, nine hundred fifteen thousand, nine hundred forty-nine) book entry shares, with no par value, being 3,047,040,198 (three billion, forty-seven million, forty thousand, one hundred and ninety-eight) common and 2,936,875,751 (two billion, nine hundred thirty-six million, eight hundred seventy-five thousand, seven hundred fifty- one) preferred shares, the latter having no voting rights but with the following advantages: I – priority in receiving the minimum non-cumulative annual dividend of R$0.022 per share, which shall be adjusted in the event of a stock split or reverse stock split; II – in the event of a sale of the company’s controlling stake, the right to be included in the public offering of shares, thus assuring such shares the right to a price equal to 80% (eighty percent) of the value paid per voting share to the controlling stockholders and guaranteeing a dividend at least equal to that of the common shares:
3.1. Authorized Capital – The company is authorized to increase the capital stock by decision of the Board of Directors, independently of any change in the bylaws, up to a limit of 7,986,000,000 (seven billion, nine hundred and eighty-six million) shares, being 3,993,000,000 (three billion, nine hundred and ninety-three million) common and 3,993,000,000 (three billion, nine hundred and ninety-three million) preferred shares. Share issues through the Stock Exchanges, public subscription and exchange of shares via a public offering for acquisition of control may be performed irrespective of the preemptive rights of the preexisting stockholders (Article 172 of Law. 6,404/76.	Unchanged.
3.2. Purchase of Share Options - Within the limits of the Authorized Capital and in accordance with the plan approved by the General Meeting, the purchase of share options may be granted to management and employees of the company itself as well as controlled companies.	Unchanged.
3.3. Book entry Shares - Without any changes in the rights and restrictions which are inherent to them, under the provisions of this article, all of the company’s shares shall be in book entry form, being registered in deposit accounts at Itaú Corretora de Valores S.A., in the name of their holders, without the issue of share certificates, pursuant to Articles 34 and 35 of Law 6,404/76, the remuneration cited in Paragraph 3 of Article 35 of the said law being payable by stockholders.	Unchanged.
3.4. Share Buybacks - The company can acquire its own shares on the authorization of the Board of Directors, for the purposes of cancellation, holding as treasury stock for subsequent sale or for use under the stock option plan for the purchase of shares according to item 3.2 of these Bylaws.	Unchanged.
3.5. Acquisition of Voting Rights by the Preferred Shares - The preferred shares will acquire voting rights pursuant to the provisions of Article 111, Paragraph 1 of Law 6,404/76, should the company fail to pay the priority dividend for three consecutive fiscal years.	Unchanged.
Article 4 - GENERAL MEETING - The General Meeting shall meet annually within the 4 (four) months following the end of the fiscal year, pursuant to legal requirements, and extraordinarily whenever corporate interests so demand.	Unchanged.

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4.1. - The work of any General Meeting shall be chaired by a member of management nominated by the Meeting with a stockholder appointed by the chair as secretary.	Unchanged.
4.2. - Each common share is entitled to one vote in the resolutions of the General Meetings.	Unchanged.

4.3. - The following is the exclusive prerogative of the General Meeting:

a) decisions with respect to the financial statements and the distribution and allocation of profits;

b) decisions with respect to the management report and the Board of Officers’ accounts;

c) establishment of the aggregate and annual compensation of the members of the Board of Directors and the Board of Officers;

d) appoint, elect and remove members of the Board of Directors;

e) approve alterations of the capital stock, with the proviso of the powers attributed to the Board of Directors by item 3.1 above, of mergers, amalgamations, spin-offs or any other forms of corporate reorganization involving the company;

f) decide on retained profits or the constitution of reserves; and

g) decide on plans for stock option grants of shares issued by the company or by its controlled companies.

Unchanged.
Article 5 – MANAGEMENT - The company will be managed by a Board of Directors and by a Board of Officers. Pursuant to the law and these Bylaws, the Board of Directors will act in guidance, elective and supervisory roles and excluding operating and executive functions, which shall be within the powers of the Board of Officers.	Unchanged.
5.1. Investiture - The Directors and Officers will be invested in their positions against a signature to their terms of office in the minutes book of the Board of Directors or the Board of Executive Officers, as the case may be, conditioned on the prior subscription to the Statement of Consent by the management, pursuant to the provisions in Level 1 Regulation of Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”).	Unchanged.
5.2. Management Compensation – Management shall receive both remuneration and a participation in the net income pursuant to the statutory limits. Payment of remuneration shall be established annually by the General Stockholders’ Meeting in the form of a global and annual amount. It is incumbent on the Board of Directors to regulate the use of the amount set aside for remuneration and the apportionment of the participation in the net income to the members of this Board of Directors and the Board of Officers.	Unchanged.
Article 6 – BOARD OF DIRECTORS - The Board of Directors will be comprised by natural persons elected by the General Meeting, and will have 1 (one) Chairman and 1 (one) to 3 (three) Vice- Chairmen chosen by the Directors from among their peers.	Unchanged.
6.1. The positions of chairman of the Board of Directors and the Chief Executive Officer or main executive of the company may not be accumulated by the one and same person.	Unchanged.

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6.2. The Board of Directors shall have at least 10 (ten) and at the most 14 (fourteen) members. Within these limitations, it is the responsibility of the General Meeting that elects the Board of Directors to initially establish the number of Directors who will comprise this body for each term of office.	Unchanged.
6.3. In the case of the position of Chairman becoming vacant or the Chairman being otherwise absent or incapacitated, the Chairman will be substituted by one of the Vice-Chairmen, designated by the Board of Directors.	Unchanged.
6.4. The unified term of office of a member of the Board of Directors is for one year as from the date he or she is elected by the General Meeting, extendable until the date of the investiture of the existing members’ successors.	Unchanged.
6.5. No individual may be elected to the position of Director who is 70 (seventy) years of age on the date of his/her election.	Unchanged.
6.6. The Board of Directors, which is convened by the Chairman, will meet ordinarily, 8 (eight) times annually and, extraordinarily, whenever corporate interests so demand, its decisions only being valid in the presence of at least an absolute majority of its appointed members.	Unchanged.

6.7. It is incumbent on the Board of Directors:

I. to establish the general guidelines of the company;

II. to elect and remove from office the company’s Officers and establish their functions;

III. to appoint officers to comprise the Boards of Officers of the controlled companies as specified;

IV. to supervise the administration of the Board of Officers of the company, examine at any time company accounts and documents, request information on contracts already executed or nearing the point of execution and any other acts;

V. to call General Meetings with a 15 (fifteen) day minimum grace period before the effective date, the number of days being counted from the notice date of the first call;

VI. to opine on the report of the management and the Board of Officers’ accounts and the financial statements for each fiscal year to be submitted to the General Meeting;

VII. to decide on budgets for results and for investments and respective action plans;

VIII. to appoint and remove from office the independent auditors, without restriction as to the provision in Article 7;

IX. to decide on the distribution of interim dividends, including to the retained earnings or existing revenue reserve accounts contained in the most recent annual or semi-annual balance sheet;

X. to make decisions on payment of interest on stockholders’ equity;

XI. to decide on buy-back operations on a nonpermanent basis;

Unchanged.

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XII. to decide on the purchase and writing of put and call options supported by the shares issued by the company for the purposes of cancellation, holding as treasury stock or sale, observing the limits pursuant to article 2, II of the CVM Instruction 390, of July 8, 2003 and subsequent changes;

XIII. to decide on the institution of committees to handle specific issues within the scope of the Board of Directors ;

XIV. to elect and remove the members of the Audit and Compensation committees;

XV. to approve the operational rules that the Audit and Compensation committees may establish for their own functioning and be aware of the committees’ activities through their reports;

XVI. to approve direct or indirect investments and divestments in corporate stakes for amounts higher than 15% (fifteen percent) of the book value of the company as registered in the last audited balance sheet; and

XVII. to decide, within the limit of the authorized capital, on the increase of capital and the issue of credit instruments and other instruments, pursuant to item 3.1.

XII. to decide on the purchase and writing of put and call options supported by the shares issued by the company for the purposes of cancellation, holding as treasury stock or sale, observing CVM Instruction No. 567, of September 17, 2015, and subsequent changes;

Article 7 – AUDIT COMMITTEE - The supervision (i) of the internal controls and risk management; (ii) of activities of the internal audit; and (iii) of the activities of the independent audit shall be undertaken by the Audit Committee, upon which it shall be incumbent to recommend to the Board of Directors the choice and dismissal of the independent auditors.	Unchanged.
7.1. The Audit Committee shall comprise from 3 (three) to 7 (seven) members, elected annually by the Board of Directors from among the members of the Board itself or professionals of recognized competence and outstanding knowledge, with at least one of the members of this Committee being designated Financial Specialist having proven knowledge of the accounting and auditing areas.	Unchanged.

7.1.1. The basic conditions for the exercise of a member of the Audit Committee are:

a) not to be, or not to have been, in the past (12) twelve months: (i) an officer of the company or its affiliates; (ii) an employee of the company or its affiliates; (iii) a responsible technician, director, manager, supervisor or any other member, with a managerial function, of the team involved in auditing work at the company or its affiliates; (iv) a member of the Fiscal Council of the company or its affiliates; (v) a controlling stockholder of the company or its affiliates; or (vi) a private individual owner of a direct or indirect stake higher than ten percent of the voting capital of the company or its affiliates;

b) not to be a spouse, or family member in a direct or a collateral line or by affinity, up to twice removed, of the said persons in section “a”.

Unchanged.
7.1.2. The Board of Directors shall terminate the term of office of any member of the Audit Committee if his/her independence should be affected by any conflict of interest or potential conflict of interest.	Unchanged.

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7.1.3. Members of the Audit Committee shall have a maximum term of office of five years and may only reoccupy a post on the Committee at least three years following the expiry date of the last term of office.	Unchanged.
Nonexistent.	7.1.4. Up to one-third (1/3) of the Audit Committee members may be reelected for other five (5) consecutive annual terms of office, without adhering to the intervening period provided for in item 7.1.3.
Nonexistent.	7.1.5. The Audit Committee members shall remain in their positions until their successors take office.
7.2. The Audit Committee shall meet on the convening of the President and shall be responsible for: I) the quality and integrity of the financial statements; II) compliance with the prevailing legal and regulatory requirements; III) the activities, independence and quality of the work of the independent auditing companies and the internal audit; and IV) the quality and efficacy of the internal controls and risk management systems.	Unchanged.
7.3. The Board of Directors shall establish the amount for compensating the Audit Committee’s members, based upon market parameters as well as the budget for covering expenses for the Committee’s functioning, including the hiring of specialists for assisting in fulfilling its responsibilities.	Unchanged.
7.3.1. The Audit Committee shall not receive any other type of compensation from the company or its connected companies unrelated to his/her function as a member of the Audit Committee, except in those cases in which the member of the Audit Committee is also a member of the Board of Directors and opts for not receiving his/her Compensation for the function performed as a member of the latter body.	Unchanged.
7.4. At the end of each fiscal year, the Audit Committee shall prepare a report on the monitoring of activities related to the independent and internal audits and the Internal Controls and Risk Management System, forwarding a copy to the Board of Directors and maintaining the said report on file and available to the Central Bank of Brazil and the Superintendence of Private Insurance for at least five years. In the same way, a semiannual report shall be prepared at the end of the first semester of each fiscal year.	Unchanged.
7.4.1. The summary of the Audit Committee’s Report, providing the principal data, shall be published together with the financial statements.	Unchanged.
Article 8 – COMPENSATION COMMITTEE – The execution of the duties and responsibilities related to the compensation policy for the members of management of the company shall be incumbent on the Compensation Committee, which shall report directly to the Board of Directors.	Unchanged.
8.1. The Compensation Committee shall be made up of 3 (three) to 10 (ten) members, elected by the Board of Directors, one of its members being nominated to the position of President.	Unchanged.
8.1.1. The Compensation Committee shall be made up of (i) professionals with the qualifications and experience necessary to pass competent and independent judgment on the Company’s compensation policy, including on the repercussions in the management of risks, and (ii) at least, one member not a member of management.	Unchanged.

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8.1.2. The term of office of the members of the Compensation Committee shall be 1 (one) year as from the date of the Meeting of the Board of Directors which elects them, the said term expiring on the date on which their substitutes take office.	Unchanged.
8.1.3. The members of the Compensation Committee may be reelected to the post, although remaining a member of the Compensation Committee for a period of more than 10 (ten) years shall not be permitted. Having reached this term, the member may only rejoin the Committee once a period of at least 3 (three) years has elapsed.	Unchanged.

8.2. It is incumbent on the Compensation Committee to:

I. prepare the compensation policy for the members of management of the company, proposing to the Board of Directors the various forms of fixed and variable compensation in addition to benefits and special recruiting and severance programs;

II. supervise the implementation and operating of the compensation policy for the company’s members of management;

III. review annually the compensation policy for the members of management of the company, recommending its correction or improvement to the Board of Directors;

IV. propose to the Board of Directors the amount of aggregate compensation of the members of management to be submitted to the General Meeting;

V. evaluate future internal and external scenarios and their possible impacts on management compensation policy;

VI. examine the compensation policy for the members of management of the company in relation to market practices with a view to identifying significant discrepancies in relation to similar companies, proposing the necessary adjustments; and

VII. ensure that the compensation policy for the members of management is permanently compatible with the risk management policy, with the targets and the current and expected financial situation for the company and with the provision in the National Monetary Council’s Resolution 3,921/2010.

Unchanged.
8.3. The Board of Directors may attribute powers to the Compensation Committee in addition to those pursuant to these Bylaws.	Unchanged.
8.4. The Board of Directors shall set an amount for allocation to the compensation of members of the Compensation Committee, pursuant to market parameters, as well as the budget for covering the expenses for its functioning.	Unchanged.
8.5. At the end of each fiscal year, the Compensation Committee shall prepare a report of the activities undertaken within the scope of its functions, submitting a copy to the Board of Directors and maintaining the said report at the disposal of the Central Bank of Brazil for a minimum term of 5 (five) years.	Unchanged.

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Article 9 – BOARD OF OFFICERS – The management and representation of the company incumbent on the Board of Officers, elected by the Board of Directors.	Unchanged.
9.1. The Board of Officers shall comprise 5 (five) to 30 (thirty) members, to include the Chief Executive Officer, General Director, Vice President, Executive Officer and Officer, in accordance with what is established by the Board of Directors when making appointments to these positions.	Unchanged.
9.2. In the case of absence or incapacity of any officer, the Board of Officers may choose the interim deputy from among its members. The Chief Executive Officer and President shall be substituted in his/her absences or incapacity, by one General Director or by the Vice-President appointed by him/her.	Unchanged.
9.3. Should any position become vacant, the Board of Directors may designate an officer to act as deputy in order to complete the term of office of the substituted officer.	Unchanged.
9.4. The officers will have mandates of 1 (one) year duration, are eligible for reelection and remain in their positions until their successors take office.	Unchanged.
9.5. A person is ineligible (i) to occupy the position of Chief Executive Officer who is already 62 (sixty-two) on the date of the election; and (ii) to occupy other posts on the Board of Officers, for those who are already 60 (sixty) on the date of the election.	Unchanged.
Article 10 – REPRESENTATION OF THE COMPANY, RESPONSIBILITIES AND POWERS OF THE OFFICERS - Two officers, one of them mandatorily the Chief Executive Officer or General Director or Vice-President or Executive Officer, shall have powers to (i) represent the company, assuming obligations or exercising rights in any act, contract or document implying a commitment on the part of the company, including the rendering of guarantees on behalf of third parties; (ii) transact and waive rights, able to without restriction as to the provision in sub-paragraph XVI of item 6.7, to pledge and sell permanent assets; (iii) decide on the installation, extinguishment and reorganization of branch offices; and (iv) appoint an Attorney-in- Fact..	Unchanged.
10.1. As an exception to the caption sentence, the company may also be represented jointly, (i) by an officer and an attorney-in-fact, or (ii) by two attorneys-in-fact.	Unchanged.
10.1.1. Exceptionally, the Company may be represented by just one proxy: (i) in the case of any government body, direct or indirect; in acts that do not imply the assumption or waiver of rights and obligations; (ii) in proxy instruments with “ad judicia” clause; (iii) in general meetings, meetings of stockholders or unit holders of companies or investment funds in which the company participates.	Unchanged.
10.1.2. The Board of Directors may anticipate or institute addition to those prescribed in sub-item 10.1.1.	Unchanged.
10.1.3. With the exception of those of a judicial nature, proxy instruments shall have a mandatory term of no more than one year.	Unchanged.
10.2. It is the responsibility of the Chief Executive Officer to convene and preside at meetings of the Board of Executive Officers, supervise its activities, to structure the services of the company and establish the internal and operational norms.	Unchanged.

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10.3. General Directors, Vice Presidents, Executive Officers and Officers are responsible for the activities attributed to them by the Board of Directors.	Unchanged.
Article 11 - FISCAL COUNCIL- The company will have a Fiscal Council, to function on a nonpermanent basis, comprising from three to five effective members and an equal number of deputies. The election, installation and the functioning of the Fiscal Council will be in accordance with the provisions of Articles 161 to 165 of Law No. 6,404/76.	Unchanged.
Article 12 - FISCAL YEAR - The fiscal year will end on December 31 of each year. Semi-annual balance sheets will be prepared and, on a discretionary basis, interim balances at any date including for the purposes of the payment of dividends, according to the legal provisions.	Unchanged.
Article 13 - ALLOCATION OF NET INCOME – Together with the financial statements, the Board of Directors will present a proposal to the Annual General Meeting as to the allocation of net income for the fiscal year, pursuant to Articles 186 and 191 to 199 of Law No. 6,404/76 and subsequent provisions as follows:	Unchanged.
13.1. Before any other distribution, 5% (five percent) will be allocated to the Legal Reserve, which may not exceed 20% (twenty percent) of the capital stock.	Unchanged.
13.2. The amount to be allocated to dividend payments to stockholders will be specified, in accordance with the provisions in Article 14 and the following rules:	Unchanged.
a) the preferred shares will have the right to the priority minimum annual dividend (article 3, subparagraph I);
b) the amount of the mandatory dividend that remains after the dividend payment addressed in the previous item will be applied firstly to remunerate the common shares for a dividend equal to the priority dividend distributed to the preferred shares;
c) the shares of both types will participate in the net income distributed under equal conditions once a dividend identical to the minimum dividend on the preferred shares is also assured to the common shares.
13.3. The remaining balance will be allocated in accordance with what is proposed by the Board of Directors, including the reserve mentioned under Article 15, “ad referendum” of the General Meeting.	Unchanged.
Article 14 - MANDATORY DIVIDEND – The stockholders have the right to receive as a mandatory dividend for each fiscal year, an amount of not less than 25% (twenty-five percent) of the net income recorded in the same fiscal year, restated according to the decline or increase of the specific values under letters “a” and “b” of sub-paragraph I of Article 202 of Law No. 6,404/76, and complying with sub- paragraphs II and III of the same law.	Unchanged.
14.1. The portion of the mandatory dividend that may have been paid in advance as interim dividends for account of the “Dividend Equalization Reserve” will be credited back to this same reserve account.	Unchanged.
14.2. If so decided by the Board of Directors, interest on stockholders’ equity may be paid, offsetting the amount against the value of the mandatory dividend according to Article 9, Paragraph 7 of Law No. 9,249/95.	Unchanged.

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Article 15 - STATUTORY RESERVES – According to the proposal of the Board of Directors, the General Meeting may decide on the constitution of the following reserves: I – Dividend Equalization Reserve; II – Reinforcement for Working Capital Reserve; III - Reserve for Capital Increase in Investees.	Unchanged.
15.1. The Dividend Equalization Reserve will be limited to 40% of the value of the capital stock and its purpose is to grant funds to the payment of dividends, including interest on stockholders’ equity (item 14.2), or interim payments of the same, with the objective of maintaining a remuneration flow to stockholders, and made up with funds from:
a) the equivalent of 50% of the fiscal year’s net profit, restated according to article 202 of Law No. 6,404/76;
b) equivalent to at most 100% of the paid-up portion of the Revaluation Reserves, recorded as retained earnings;
c) equivalent to at most 100% of the restated amounts for previous fiscal years, recorded as retained earnings; and
d) originating from the credits corresponding to interim dividend payments (item 14.1).	Unchanged.
15.2. The Reinforcement for Working Capital Reserve will be limited to 30% of the value of capital stock and its purpose will be to guarantee the financial backing for corporate operations, comprising funds equivalent to at most 20% of the fiscal year’s net profit, restated according to Article 202 of Law No. 6,404/76.	Unchanged.
15.3. The Reserve for Capital Increase in Investees will be limited to 30% of the value of capital stock and its purpose is to guarantee the preemptive rights in capital increases of such companies, being made up of funds equivalent to at most 50% of the fiscal year’s net earnings, adjusted according to Article 202 of Law No. 6,404/76.	Unchanged.
15.4. From time to time when proposed by the Board of Directors, portions of these reserves will be capitalized to ensure that the respective outstanding balance does not exceed the limit of 95% (ninety-five percent) of the capital stock. The outstanding balance of these reserves, plus the Legal Reserve, may not exceed the capital stock.	Unchanged.
15.5. The reserves will be separated into different sub-accounts according to the originating fiscal years to which they apply, the income allocated to their constitution and the Board of Directors will specify the profits used in the distribution of interim dividends, which may be charged to different subaccounts, according to the category of the stockholders.	Unchanged.
Article 16 - BENEFICIAL OWNERS – The company is prohibited from issuing participation certificates of the Beneficial Owner type.	Unchanged.
Article 17 – LISTING SEGMENT - With the admission of the company to the special listing segment denominated Level 1 Corporate Governance of BM&FBOVESPA, the company, its shareholders, management and members of the Fiscal Council, when installed are subject to the provisions of the Listing Regulations for Level 1 Corporate Governance of BM&FBOVESPA (“Level 1 Regulations”).	Unchanged.

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